Exhibit 99.2

FIRST LIEN CREDIT AGREEMENT

Dated as of August 1, 2014

Amended as of August 12, 2015

Among

AMAYA INC. (f/k/a Amaya Gaming Group Inc.),
as Parent,

AMAYA HOLDINGS COÖPERATIEVE U.A.,
as Holdings,

AMAYA HOLDINGS B.V.,

as Dutch Borrower

and

AMAYA (US) CO-BORROWER, LLC,
as Co-Borrower

The Several Lenders from Time to Time Parties Hereto,

and

DEUTSCHE BANK AG NEW YORK BRANCH,
as Administrative Agent and Collateral Agent

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DEUTSCHE BANK SECURITIES INC.,

BARCLAYS BANK PLC,

GOLDMAN SACHS LENDING PARTNERS LLC and
MACQUARIE CAPITAL (USA) INC.,
as Joint Bookrunners and Arrangers

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FIRST LIEN CREDIT AGREEMENT, dated as of August 1, 2014 and amended as of  August 12, 2015 (this “Agreement”), is made by and among AMAYA GAMING GROUP INC. (n/k/a Amaya Inc.), a company incorporated under the laws of Quebec (“Parent”), AMAYA HOLDINGS COÖPERATIEVE U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands (“Holdings”), AMAYA HOLDINGS B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, a Delaware limited liability company (the “Co-Borrower”), the Lenders party hereto from time to time, and DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent and Collateral Agent.

WHEREAS, Parent, Holdings, the Dutch Borrower, the Co-Borrower, the Lenders and the Administrative Agent and Collateral Agent are parties to the Original Credit Agreement (as defined herein); and

WHEREAS, the Parent, Holdings, the Dutch Borrower, the Co-Borrower, the Subsidiary Loan Parties, the Required Lenders, the other Lenders Party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent have entered into an Amendment Agreement, dated as of August 12, 2015 (the “Amendment Agreement”) pursuant to which the parties thereto have agreed, subject to the terms and conditions thereof, to amend the Original Credit Agreement to be in the form hereof;

NOW THEREFORE, as of the Amendment Effective Date, the Original Credit Agreement is amended in its entirety as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01	Defined Terms.

As used in this Agreement, the following terms shall have the meanings specified below:

“2014 Transactions” shall mean the Transactions (as defined in the Original Credit Agreement).

“ABR” shall mean, for any day, a fluctuating rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, (c) the Adjusted LIBO Rate that would be in effect on such day for a Eurocurrency Loan for a deposit in Dollars with an Interest Period of one month, plus 1.00% and (d) solely in the case of Initial Term Loans, 2.00%; provided, that for the avoidance of doubt, the LIBO Rate for any day shall be based on the rate determined on such day at approximately 11:00 a.m. (London time) by reference to the ICE Benchmark Administration Interest Settlement Rates (or the successor thereto if the ICE Benchmark Administration is no longer making a LIBO Rate available) for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by the ICE Benchmark Administration (or the successor thereto if the ICE Benchmark Administration is no longer making a LIBO Rate available) as an authorized vendor for the purpose of displaying such rates).  Any change in such rate due to a change in the Prime Rate, the Federal Funds Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Rate or the Adjusted LIBO Rate, as the case may be.

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loan” shall mean any ABR Term Loan or ABR Revolving Loan.

“ABR Revolving Facility Borrowing” shall mean a Borrowing comprised of ABR Revolving Loans.

“ABR Revolving Loan” shall mean any Revolving Facility Loan bearing interest at a rate determined by reference to the ABR in accordance with the provisions of Article II.

“ABR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the ABR in accordance with the provisions of Article II.

“Adjusted LIBO Rate” shall mean, with respect to any Eurocurrency Borrowing for any Interest Period, an interest rate per annum equal to the greater of (x) (a) the LIBO Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves applicable to such Eurocurrency Borrowing, if any, and (y) in the case of Eurocurrency Borrowings composed of Initial Term Loans, 1.00%.

“Adjustment Date” shall have the meaning assigned to such term in the definition of “Pricing Grid”.

“Administrative Agent” shall mean Deutsche Bank in its capacity as administrative agent under any of the Loan Documents or any successor administrative agent.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.13(d).

“Administrative Agent’s Office” shall mean, with respect to any currency, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 9.01 attached to the Amendment Agreement with respect to such currency, or such other address or account with respect to such currency as the Administrative Agent may from time to time notify to the Borrowers and the Lenders.

“Administrative Questionnaire” shall mean an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

“Agent Parties” shall have the meaning assigned to such term in Section 9.17.

“Agents” shall mean the Administrative Agent and the Collateral Agent.

“Agreed Currency” shall mean Dollars and each Alternate Currency.

“Agreed Guarantee and Security Principles” means the Agreed Guarantee and Security Principles set forth on Schedule 1.01(A) attached to the Original Credit Agreement.

“Agreement” shall have the meaning assigned to such term in the preamble hereto.

“Agreement Currency” shall have the meaning assigned to such term in Section 9.19.

“All-in Yield” shall mean, as to any Loans (or other Indebtedness, if applicable), the yield thereon payable to all Lenders (or other lenders, as applicable) providing such Loans (or other Indebtedness, if applicable) in the primary syndication thereof, as reasonably determined by the Administrative Agent in consultation with the Dutch Borrower, whether in the form of interest rate, margin, original issue discount, up-front fees, rate floors or otherwise; provided, that original issue discount and up-front fees shall be equated to interest rate assuming a four-year life to maturity (or, if less, the life of such Loans (or other Indebtedness, if applicable)); and provided, further, that “All-in Yield” shall not include arrangement, commitment, underwriting, structuring or similar fees and customary consent fees for an amendment paid generally to consenting lenders.

“Alternate Currency” shall mean Euro or any currency (other than Dollars) that is approved in accordance with Section 1.05.

“Alternate Currency Equivalent” shall mean, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternate Currency, as determined by the Administrative Agent or the L/C Issuer, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternate Currency with Dollars.

“Amendment Agreement” shall have the meaning assigned to such term in the preamble to this Agreement

“Amendment Effective Date” shall have the meaning assigned to such term in the Amendment Agreement.

“Anti-Corruption Laws” shall mean all laws, rules, and regulations of any jurisdiction applicable to the Holdings or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties applicable to a Loan Party, its Subsidiaries or Affiliates, related to terrorism financing or money laundering including any applicable provision of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) of 2001 (Title III of Pub. L. 107-56) and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Applicable Commitment Fee” shall mean for any day 0.50% per annum; provided that, on and after the first Adjustment Date occurring after delivery of the financial statements and certificates required by Section 5.04 upon the completion of one full fiscal quarter of the Dutch Borrower after the Closing Date, the Applicable Commitment Fee shall be determined pursuant to the Pricing Grid.

“Applicable Margin” shall mean for any day (i) with respect to any Initial Term B Loan, (A) 4.00% per annum in the case of any Eurocurrency Loan and (B) 3.00% per annum in the case of any ABR Loan, (ii) with respect to any Initial Euro Term Loan, 4.25% per annum and (iii) with respect to any Initial Revolving Facility Loan, (A) 4.00% per annum in the case of any Eurocurrency Loan and (B) 3.00% per annum in the case of any ABR Loan.

“Applicable Time” shall mean, with respect to any borrowings and payments in any Alternate Currency, the local time in the place of settlement for such Alternate Currency as may be deter mined by the Administrative Agent or the L/C Issuer, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

“Approved Fund” shall have the meaning assigned to such term in Section 9.04(b).

“Arrangers” shall mean Deutsche Bank Securities Inc., Barclays Bank PLC, Goldman Sachs Lending Partners LLC and Macquarie Capital (USA) Inc.

“Asset Sale” shall mean any sale, transfer or other disposition (including any sale and leaseback of assets) to any person of any asset or assets of the Borrowers or any Subsidiary.

“Assignee” shall have the meaning assigned to such term in Section 9.04(b).

“Assignment and Assumption” shall mean an assignment and assumption entered into by a Lender and an Assignee, and accepted by the Administrative Agent and the Dutch Borrower (if required by Section 9.04), in the form of Exhibit A to the Original Credit Agreement or such other form as shall be approved by the Administrative Agent and reasonably satisfactory to the Dutch Borrower.

“Auction Manager” shall have the meaning assigned to such term in Section 2.25(a).

“Auction Procedures” shall mean the auction procedures with respect to Purchase Offers set forth in Exhibit B attached to the Amendment Agreement.

“Auto-Extension Letter of Credit” shall have the meaning assigned to such term in Section 2.05(b)(iii).

“Auto-Reinstatement Letter of Credit” shall have the meaning assigned to such term in Section 2.05(b)(iv).

“Availability Period” shall mean, with respect to any Class of Revolving Facility Commitments, the period from and including the Closing Date (or, if later, the effective date for such Class of Revolving Facility Commitments) to but excluding the earlier of the Revolving Facility Maturity Date for such Class and, in the case of each of the Revolving Facility Loans, Revolving Facility Borrowings and Letters of Credit, the date of termination of the Revolving Facility Commitments of such Class.

“Available Unused Commitment” shall mean, with respect to a Revolving Facility Lender at any time, an amount equal to the Dollar Equivalent of the amount by which (a) the Revolving Facility Commitment of such Revolving Facility Lender at such time exceeds (b) the Revolving Facility Credit Exposure of such Revolving Facility Lender at such time.

“Bankruptcy Code” shall mean Title 11 of the United State Code, as amended, or any similar federal or state law for the relief of debtors.

“Baazov Family” means (a) David Baazov, (b) the spouse or widow of David Baazov, (c) a parent, sibling, or lineal descendant (or spouse of such descendant) of David Baazov, (d) the estate or personal representative of David Baazov, (e) any trust created for the benefit of anyone referenced in clauses (a), (b) or (c), and (f) any entity (including any corporation, venture (general or limited), partnership (general or limited), limited liability company, association, joint stock company, trust or other business entity or organization) controlled by one or more of the persons or trust(s) referenced in clauses (a), (b), (c) or (e).

“Benefit Plan” shall mean any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) maintained by Holdings or any of the Subsidiaries or under which Holdings or any of the Subsidiaries has any obligations.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Board of Directors” shall mean, as to any Person, the board of directors, the board of managers, the sole manager or other governing body of such Person, or if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity.

“Borrower” shall mean each of the Dutch Borrower (subject to Section 9.24) and the Co-Borrower, and the term “Borrowers” shall mean both the Dutch Borrower and the Co-Borrower.

“Borrower Materials” shall have the meaning assigned to such term in Section 9.17.

“Borrowing” shall mean a group of Loans of a single Type in a single currency under a single Facility and made on a single date and, in the case of Eurocurrency Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” shall mean (a) in the case of Eurocurrency Loans (other than Initial Euro Term Loans), $1,000,000, (b) in the case of ABR Loans, $1,000,000 and (c) in the case of Initial Euro Term Loans, €250,000.  Notwithstanding the foregoing, in the case of a Borrowing denominated in an Alternate Currency, the Borrowing Minimum shall be (x) the Alternate Currency Equivalent of the amounts described in the preceding sentence or (y) such other Borrowing Minimum as may be agreed by the Dutch Borrower and the Administrative Agent for the respective Alternate Currency.

“Borrowing Multiple” shall mean (a) in the case of Eurocurrency Loans (other than Initial Euro Term Loans), $500,000, (b) in the case of ABR Loans, $250,000 and (c) in the case of Initial Euro Term Loans, €250,000.  Notwithstanding the foregoing, in the case of a Borrowing denominated in an Alternate Currency, the Borrowing Multiple shall be (x) the Alternate Currency Equivalent of the amounts described in the preceding sentence or (y) such other Borrowing Multiple as may be agreed by the Dutch Borrower and the Administrative Agent for the respective Alternate Currency.

“Borrowing Request” shall mean a request by the Dutch Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C to the Original Credit Agreement or another form approved by the Administrative Agent.

“Budget” shall have the meaning assigned to such term in Section 5.04(e).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in the State of New York, the Province of Quebec, or the Netherlands and:

(a)if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market;

(b)if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan, means a TARGET DAY;

(c)if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d)if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

“CSA” shall mean the Canadian Securities Administrators.

“Canadian Security Documents” shall mean each agreement or instrument governed by laws of any Province of Canada pursuant to or in connection with which any Loan Party grants a security interest in any Collateral to secure any of the Obligations including each security document governed by the laws of the Province of Quebec as contemplated by Section 8.01(c), each as amended, restated or otherwise modified from time to time.

“Capital Expenditures” means, with respect to any person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).  For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be.

“Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other similar arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under IFRS, and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS; provided that, notwithstanding the foregoing, in no event will any lease (or similar arrangement) that would have been categorized as an operating lease as determined in accordance with IFRS as in effect on the Closing Date be considered a capital lease.

“Cash Collateral” shall have the meaning assigned to such term in Section 2.05(g)(vii).

“Cash Collateralize” shall have the meaning assigned to such term in Section 2.05(g)(vii).

“Cash Interest Expense” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis for any period, Interest Expense for such period to the extent such amounts are paid in cash for such period, excluding, without duplication, in any event (a) pay in kind Interest Expense or other non-cash Interest Expense (including as a result of the effects of purchase accounting), (b) to the extent included in Interest Expense, the amortization of any debt issuance costs, commissions, and financ ing fees paid by, or on behalf of, Dutch Borrower or any Subsidiary, including such fees paid in connection with the 2014 Transactions or the Transactions, and non-cash expensing of any bridge, commitment or other financing fees, including those paid in connection with the 2014 Transactions or the Transactions, or any amendment of this Agreement or the Second Lien Credit Agreement, (c) the amortization of debt discounts, if any, or fees in respect of Swap Agreements and (d) any other expenses included in Interest Expense not paid in cash.

“Cash Management Agreement” shall mean any agreement to provide to the Dutch Borrower or any Subsidiary Loan Party cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Cash Management Bank” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Casualty Event” shall mean any involuntary loss of title, any involuntary loss of, damage to or any destruction of, or any condemnation or other taking (including by any Governmental Authority) of, any property of Dutch Borrower or any of the Subsidiaries.  “Casualty Event” shall include but not be limited to any taking of all or any part of any Real Property of any person or any part thereof, in or by condemnation or other eminent domain proceedings pursuant to applicable law, or by reason of the temporary requisition of the use or occupancy of all or any part of any Real Property of any person or any part thereof by any Governmental Authority, or any settlement in lieu thereof.

A “Change in Control” shall be deemed to occur if:

(a)at any time, a “change of control” (or similar event) shall occur under the Second Lien Credit Agreement or any Permitted Refinancing Indebtedness in respect thereof that constitutes Material Indebtedness;

(b)any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), other than the Permitted  Holders, shall have acquired beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock of Parent representing more than the greater of (A) 35% of the voting power of the ordinary Voting Stock of Parent entitled to vote for the election of the Board of Directors of Parent and (B) the percentage of the ordinary voting power for the election of the Board of Directors of the Parent owned in the aggregate, directly or indirectly, beneficially, by the Permitted Holders;

(c)a majority of the members of the Board of Directors or other equivalent governing body of Parent shall for any period of twelve consecutive months be persons (i) who were not members of the Board of Directors of the Parent on the Closing Date and (ii) whose election to the Board of Directors of the Parent or whose nomination for election by the stockholders of the Parent was not approved by a majority of the members of the Board of Directors of the Parent then still in office who were either members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved; or

(d)Parent shall cease to beneficially own, directly or indirectly, 100% of the issued and outstanding Equity Interests of the Dutch Borrower.

“Change in Law” shall mean (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender or L/C Issuer (or, for purposes of Section 2.16(b), by any Lending Office of such Lender or by such Lender’s or L/C Issuer’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided, however, for purposes of this Agreement, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case described in clauses (x) and (y) above, be deemed to be a Change in Law, regardless of the date enacted, adopted, issued or implemented.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Class” shall mean, (a) when used in respect of any Loan or Borrowing, whether such Loan or the Loans comprising such Borrowing are Initial Term Loans, Other Term Loans, Initial Revolving Facility Loans or Other Revolving Loans; and (b) when used in respect of any Commitment, whether such Commitment is in respect of a commitment to make Initial Term Loans, Other Term Loans, Initial Revolving Facility Loans or Other Revolving Loans.  Other Term Loans or Other Revolving Loans that have different terms and conditions (together with the Commitments in respect thereof) from the Initial Term Loans or the Initial Revolving Facility Loans, respectively, or from other Other Term Loans or other Other Revolving Loans, as applicable, shall be construed to be in separate and distinct Classes.

“Closing Date” shall mean August 1, 2014.

“Co-Borrower” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” shall mean all the “Collateral” (or equivalent term) as defined in any Security Document and shall also include the Mortgaged Properties and all other property that is now or hereafter subject (or purported to be subject) to any Lien in favor of the Administrative Agent, the Collateral Agent or any subagent for the benefit of the Secured Parties pursuant to any Security Documents and which has not been released from such Lien in accordance with the Loan Documents at the time of determination.

“Collateral Agent” shall mean, with respect to references to such term in this Agreement, Deutsche Bank in its capacity as collateral agent for the Secured Parties under this Agreement in accordance with the terms of this Agreement, and with respect to references to such term in the Security Documents, Deutsche Bank in its capacity as collateral agent for the Secured Parties under the Security Documents in accordance with the terms of the Security Documents, or any successor collateral agent pursuant to any such document.

“Collateral and Guarantee Requirement” shall mean the requirement that (in each case subject to Section 5.11):

(a)on or prior to the Amendment Effective Date, the Collateral Agent shall have received, subject (where applicable) to the Agreed Guarantee and Security Principles, (i) from the

Co-Borrower and each Subsidiary Loan Party that is a Domestic Subsidiary, a counterpart of the U.S. Collateral Agreement and (ii) from each Subsidiary Loan Party, a counterpart of the Subsidiary Guarantee Agreement, in each case duly executed and delivered on behalf of such person;

(b)on or prior to the Amendment Effective Date and at all times thereafter, (i) a pledge of all outstanding Equity Interests (x) of the Co-Borrower from Parent pursuant to a U.S. Security Document, (y) of the Dutch Borrower from Holdings pursuant to a Dutch Security Document and (z) of all outstanding Equity Interests, in each case, directly owned by the Dutch Borrower, Co-Borrower or any other Subsidiary Loan Party in any Wholly-Owned Subsidiary that is a Material Subsidiary organized under the laws of Canada, the Netherlands, the Isle of Man, the United Kingdom or the United States in each case pursuant to a Canadian Security Document, a Dutch Security Document, an IOM Security Document a U.S. Security Document or other Security Documents governed by the laws of the United Kingdom, as applicable, and (ii) except as otherwise permitted by Section 5.11(h), the Collateral Agent shall have received certificates, updated share registers (where reasonably necessary under the laws of any applicable jurisdiction in order to create a perfected security interest in such Equity Interests) or other instruments (if any) representing such Equity Interests and any notes or other instruments representing such Indebtedness required to be delivered pursuant to the applicable Security Documents, together with stock powers, note powers or other instruments of transfer with respect thereto (as applicable) endorsed in blank;

(d)after the Amendment Effective Date, each direct or indirect Subsidiary of the Dutch Borrower that is not an Excluded Subsidiary, shall become a Subsidiary Loan Party in accordance with Section 5.11 and the Collateral Agent shall have received, (i) a supplement to the Subsidiary Guarantee Agreement and (ii) supplements to one or more of the Security Documents, in the form specified therefor or otherwise reasonably acceptable to the Administrative Agent, in each case, duly executed and delivered on behalf of such Subsidiary Loan Party;

(e)on or prior to the Amendment Effective Date and at all times thereafter, except as otherwise contemplated by this Agreement or any Security Document and except as otherwise permitted by Section 5.11(h), and subject (where applicable) to the Agreed Guarantee and Security Principles, all documents and instruments, including Uniform Commercial Code and PPSA financing statements (or their equivalent in any other applicable jurisdiction), and filings with the United States Copyright Office and the United States Patent and Trademark Office (or their equivalent in any other applicable jurisdiction), and all other actions required by applicable Requirements of Law or reasonably requested by the Collateral Agent to be delivered, filed, registered or recorded to create the Liens intended to be created by the Security Documents (in each case, including any supplements thereto) and perfect or render opposable to third parties (in the case of the Security Documents governed by the laws of the Province of Quebec) such Liens to the extent required by, and with the priority required by, the Security Documents, shall have been delivered, filed, registered or recorded or delivered to the Collateral Agent for filing, registration or recording concurrently with, the execution and delivery of each such Security Document;

(f)on or prior to the Amendment Effective Date and except as otherwise permitted by Section 5.11(h), the Administrative Agent shall have received evidence of the insurance required by the terms of Section 5.02 hereof; and

(g)after the Amendment Effective Date, the Collateral Agent shall have received, subject (where applicable) to the Agreed Guarantee and Security Principles, (i) such other Security Documents as may be required to be delivered pursuant to Section 5.11 or the Security Docu ments, and (ii) upon reasonable request by the Collateral Agent, evidence of compliance with any other requirements of Section 5.11.

Notwithstanding the foregoing or anything else in this Agreement or any other Loan Document to the contrary, the Loan Parties shall not be required to (1) take any actions outside of the United States, Canada, the Netherlands, the Isle of Man or the United Kingdom to grant, create or perfect any security interest in the Collateral (including the execution of any agreement, document or other instrument governed by the law of any jurisdiction other than the laws of the United States, Canada, the Netherlands, the Isle of Man or the United Kingdom) or (2) grant, create or perfect any security interest in any Excluded Property or (3) enter into control agreements with respect to, or otherwise perfect any security interest by “control” (or similar arrangements with third parties) over securities accounts and deposit accounts.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.13(a).

“Commitments” shall mean with respect to any Lender, such Lender’s Revolving Facility Commitment and Term Facility Commitment.

“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” shall have the meaning assigned to such term in Section 9.01(b).

“Conduit Lender” shall mean any special purpose entity organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender; provided, further, that a Conduit Lender shall be entitled to the benefits of Sections 2.16, 2.17, 2.18 and 9.05 (subject to the limitations and requirements of those Sections and Section 2.20 and it being understood that the documentation required under Section 2.18(e) shall be delivered solely to the designating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.04(b) but no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Section 2.16, 2.17, 2.18 or 9.05 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender, except to the extent that the entitlement to a greater payment results from a Change in Law occurring after the Conduit Lender becomes a Conduit Lender or (b) be deemed to have any Commitment.

“Consolidated Debt” shall mean, as of any date of determination, the sum of (without duplication) all Indebtedness of the type set forth in clauses (a), (b), (d), (f) (other than letters of credit, to the extent undrawn), (g) (other than bankers’ acceptances to the extent undrawn), (h) (to the extent related to any Indebtedness that would otherwise constitute Consolidated Debt) and (i) of the definition of “Indebtedness” of Dutch Borrower and the Subsidiaries determined on a consolidated basis on such date.

“Consolidated Net Income” shall mean, with respect to any person for any period, the aggregate of the Net Income of such person and its subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(i)any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, in each case, shall be excluded;

(ii)any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gain or loss on disposal of disposed, abandoned, transferred, closed or discontinued operations, shall be excluded;

(iii)any net after-tax gain or loss attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Dutch Borrower) shall be excluded;

(iv)any net after-tax income or loss attributable to the early extinguishment of Indebtedness, Swap Agreements or other derivative instruments shall be excluded;

(v)the Net Income for such period of any person that is not a Subsidiary of such person, or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent person or a Subsidiary thereof (other than an Unrestricted Subsidiary of such referent person) in respect of such period;

(vi)Consolidated Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(vii)effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such person and its Subsidiaries) in component amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to the 2014 Transactions or any consummated acquisition after the Closing Date, or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(viii)any impairment charges or asset write-offs (other than write-offs of inventory and accounts receivable), in each case pursuant to IFRS, and the amortization of intangibles arising pursuant to IFRS, shall be excluded;

(ix)any (a) non-cash compensation charges or expenses, or (b) non-cash costs or expenses realized in connection with or resulting from employee benefit plans, stock appreciation or similar rights, stock options or other rights shall be excluded;

(x)accruals and reserves that are established or adjusted within twelve months after the Closing Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(xi)non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(xii)any currency translation gains and losses related to currency remeasurements, including but not limited to, determinations of the amount of Indebtedness, and any net loss or gain resulting from Swap Agreements for currency exchange risk, shall be excluded;

(xiii)non-cash charges for deferred tax asset valuation allowances shall be excluded; and

(xiv)the Net Income for such period of any subsidiary of such person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary or its equity holders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such subsidiary to such person, to the extent not already included therein.

“Consolidated Total Assets” shall mean, as of any date, the total assets of Dutch Borrower and the consolidated Subsidiaries, determined in accordance with IFRS, as set forth on the consolidated balance sheet of Dutch Borrower for the most recently ended fiscal quarter for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable.

“Contingent Payment Amount” shall mean the “Deferred Payment Amount” as defined in the Merger Agreement.

“Contractual Obligation” shall mean as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any property is bound.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controls” and “Controlled” shall have meanings correlative thereto.

“Corresponding Obligations” shall mean the Obligations other than the Parallel Debts.

“Credit Event” shall have the meaning assigned to such term in Article IV.

“CRR” means the Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

“Cumulative Credit” shall mean, at any date, an amount, not less than zero in the aggregate, determined on a cumulative basis equal to, without duplication (and without duplication of amounts that otherwise increased the amount available for Investments pursuant to Section 6.04):

(a)(i) $50,000,000, plus (ii) the Cumulative Retained Excess Cash Flow Amount on such date of determination, plus

(b)the cumulative amount of proceeds (including cash and the fair market value (as determined in good faith by the Dutch Borrower of property other than cash) from the sale of Equity Interests (other than Disqualified Stock) of Parent or the sale of Equity Interests of Holdings or any Parent Entity after the Closing Date (including upon exercise of warrants or options) which proceeds have been contributed as common equity to the capital of the Dutch Borrower; provided that this clause (c) shall exclude Permitted Cure Securities and the proceeds thereof, sales of Equity Interests financed as contemplated by Section 6.04(e)(iii), proceeds of Equity Interests used to make a Restricted Payment in reliance on clause (x) of the proviso to Section 6.06(c), used to make Investments pursuant to Section 6.04(o) or any amounts used to fi nance the payments or distributions in respect of any Junior Financing pursuant to Sections 6.09(b)(i)(C) and (D) and proceeds of Excluded Contributions, plus

(c)100% of the aggregate amount of contributions to the common capital of the Borrowers received in cash (and the fair market value (as determined in good faith by the Dutch Borrower of property other than cash) after the Closing Date (subject to the same exclusions as are set forth in the proviso in clause (b) above), plus

(d)100% of the aggregate principal amount of any Indebtedness (including the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock) of the Dutch Borrower issued after the Closing Date (other than any Indebtedness issued to a Subsidiary), which has been converted into or exchanged for Equity Interests (other than Disqualified Stock) in the Parent, Holdings or any Borrower, plus

(e)100% of the aggregate amount received by the Dutch Borrower in cash (and the fair market value (as determined in good faith by the Dutch Borrower) of property other than cash received by Holdings or any Subsidiary) after the Closing Date from:

(A)the sale (other than to Holdings or any Subsidiary) of the Equity Interests of an Unrestricted Subsidiary to the extent the Net Proceeds thereof are not required to be applied pursuant to Section 2.12(b), or

(B)any dividend or other distribution by an Unrestricted Subsidiary, plus

(f)in the event any Unrestricted Subsidiary has been redesignated as a Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Holdings, a Borrower or any Subsidiary, the fair market value (as determined in good faith by the Dutch Borrower) of the Investments of Holdings, a Borrower or any Subsidiary in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) if the original designation of such Subsidiary as an Unrestricted Subsidiary constituted a use of the Cumulative Credit, plus

(g)an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received by Holdings or any Subsidiary in respect of any Investments made pursuant to Section 6.04(j) if the making of such Investment initially constituted a use of the Cumulative Credit, minus

(h)any amounts thereof used to make Investments pursuant to Section 6.04(b)(v) or 6.04(j)(ii) after the Closing Date prior to such time, minus

(i)any amounts thereof used to make Restricted Payments pursuant to Section 6.06(e) after the Closing Date prior to such time, minus

(j)any amounts thereof used to make payments or distributions in respect of Junior Financings pursuant to Section 6.09(b)(E), minus

(k)any amounts thereof used to make payments or distribution in respect of the Contingent Payment Amount pursuant to Section 6.12(b).

“Cumulative Retained Excess Cash Flow Amount” shall mean, at any date, an amount, not less than zero in the aggregate, determined on a cumulative basis equal to the sum of the Retained Percentage of Excess Cash Flow for each Excess Cash Flow Period.

“Cure Amount” shall have the meaning assigned to such term in Section 7.02.

“Cure Right” shall have the meaning assigned to such term in Section 7.02.

“Current Assets” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, all assets (other than cash and Permitted Investments or other cash equivalents) that would, in accordance with IFRS, be classified on a consolidated balance sheet of Holdings and the Subsidiaries as current assets at such date of determination, other than amounts related to current or deferred Taxes based on income or profits.

“Current Liabilities” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, all liabilities that would, in accordance with IFRS, be classified on a consolidated balance sheet of Dutch Borrower and the Subsidiaries as current liabilities at such date of determination, other than (a) the current portion of any Indebtedness with a scheduled maturity greater than one year at the time of incurrence, (b) accruals of Interest Expense (excluding Interest Expense that is due and unpaid), (c) accruals for current or deferred Taxes based on income or profits, (d) accruals, if any, of transaction costs resulting from the 2014 Transactions or the Transactions, and (e) accruals of any costs or expenses related to (i) severance or termination of employees on or prior to the Amendment Effective Date or (ii) bonuses, pension and other retirement benefit obligations.

“Data Privacy Laws” shall mean all applicable laws (including common law), rules, regulations, codes, ordinances, policies, orders, decrees or judgments, promulgated or entered into by any Governmental Authority, relating in any way to the transmission, storage, security or protection of data and information, including personally identifiable information.

“Debt Service” shall mean, with respect to Borrowers and the Subsidiaries on a consolidated basis for any period, Cash Interest Expense of Borrowers and the Subsidiaries for such period plus scheduled principal amortization of Consolidated Debt of Borrowers and the Subsidiaries for such period.

“Debtor Relief Laws” shall mean the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Debtor Relief Plan” shall mean any plan of reorganization or plan of liquidation pursuant to any Debtor Relief Laws.

“Declined Proceeds” shall have the meaning assigned to such term in Section 2.12(d).

“Default” shall mean any event or condition which, but for the giving of notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean subject to Section 2.26(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Dutch Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the L/C Issuer or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two (2) Business Days of the date when due, (b) has notified the Dutch Borrower, the Administrative Agent or L/C Issuer in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Dutch Borrower, to confirm in writing to the Administrative Agent and the Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Dutch Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.  Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.26(b)) upon delivery of written notice of such determination to the Dutch Borrower, the L/C Issuer and each Lender.

“Deutsche Bank” shall mean Deutsche Bank AG New York Branch.

“Disinterested Director” shall mean, with respect to any person and transaction, a member of the Board of Directors of such person who does not have any material direct or indirect financial interest in or with respect to such transaction.

“Disqualification” shall mean, with respect to any Lender:

(a) the failure of that person timely to file pursuant to applicable Gaming Laws:

(i) any application requested of that person by any Gaming Authority in connection with any licensing required of that person as a lender to a Borrower; or

(ii) any required application or other papers in connection with determination of the suitability of that person as a lender to a Borrower;

(b) the withdrawal by that person (except where requested or permitted by the Gaming Authority) of any such application or other required papers;

(c) any finding by a Gaming Authority that there is reasonable cause to believe that such person may be found unqualified or unsuitable; or

(d) any final determination by a Gaming Authority pursuant to applicable Gaming Laws:

(i) that such person is “unsuitable” as a lender to a Borrower;

(ii) that such person shall be “disqualified” as a lender to a Borrower; or

(iii) denying the issuance to that person of any license or other approval required under applicable Gaming Laws to be held by all lenders to a Borrower; and

the word “Disqualified” as used herein shall have a meaning correlative thereto.

“Disqualified Stock” shall mean, with respect to any person, any Equity Interests of such person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of interest or dividends in cash or (d) at the option of the holders thereof, is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is ninety-one (91) days after the Latest Maturity Date in effect at the time of issuance thereof; provided, however, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock.  Notwithstanding the foregoing:  (i) Equity Interests issued to any employee or to any plan for the benefit of employees of Parent, Holdings, the Borrowers or the Subsidiaries or by any such plan to such employees shall not constitute Disqualified Stock solely because they may be required to be repurchased by Parent, Holdings, or the Borrowers in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (ii) any class of Equity Interests of such person that by its terms provides that such person shall satisfy its obligations thereunder solely by delivery of Qualified Equity Interests shall not be deemed to be Disqualified Stock.

“Dollar Equivalent” shall mean, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars as determined by the Administrative Agent or the L/C Issuer, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such currency.

“Dollars” or “$” shall mean lawful money of the United States.

“Domestic Subsidiary” shall mean any Subsidiary that is not a Foreign Subsidiary.

“Dutch Attorney-in-Fact” shall have the meaning assigned to such term in Section 9.26.

“Dutch Borrower” shall have the meaning assigned to such term in the preamble hereto, together with its permitted successors and assigns.

“Dutch Civil Code” shall mean the Dutch Civil Code (Burgerlijk Wetboek), as amended from time to time.

“Dutch Insolvency Event” means any bankruptcy (faillissement), suspension of payments ((voorlopige) surseance van betaling), administration (onderbewindstelling), dissolution (ontbinding), the Borrower or Shareholder having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990).

“Dutch Loan Party” shall mean Holdings, the Dutch Borrower and each Subsidiary Loan Party that is incorporated or organized under the laws of the Netherlands.

“Dutch Security Documents” shall mean each Netherlands law governed agreement, deed or instrument pursuant to or in connection with which any Loan Party grants a security interest in any Collateral as security for any and all Parallel Debt.

“EBITDA” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of Dutch Borrower and the Subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (vi) of this clause (a) otherwise reduced such Consolidated Net Income (and were not excluded from Consolidated Net Income by operation of its definition) for the respective period for which EBITDA is being determined):

(i)the provision for Taxes based on income, profits or capital of Dutch Borrower and the Subsidiaries for such period, including state, franchise, gross receipts and margins and similar taxes and foreign withholding taxes (including penalties and interest related to taxes or arising from tax examinations),

(ii)Interest Expense of Dutch Borrower and the Subsidiaries for such period (net of interest income of Parent and its Subsidiaries for such period),

(iii)depreciation and amortization expenses of Dutch Borrower and the Subsidiaries for such period including, without limitation, the amortization of intangible assets, deferred financing fees and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits,

(iv)(1) all Transaction Costs (whether paid by Dutch Borrower or any other Loan Party), and (2) any fees, expenses or charges (other than depreciation or amortization expense as described in the preceding clause (iii)) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (x) such fees, expenses or charges related to the incurrence or prepayment of the loans under the Second Lien Credit Agreement and the Obligations and (y) any amendment or other modification of the Obligations or other Indebtedness,

(v)any other non-cash charges (excluding the write off of any receivables or inventory); provided that, for purposes of this subclause (v) of this clause (a), any non-cash charges or losses shall be treated as cash charges or losses and reduce EBITDA by the amount of such cash charge or loss in any subsequent period during which cash disbursements attributable thereto are made (but excluding, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period), and

(vi)any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of Dutch Borrower or any Subsidiary Loan Party or net cash proceeds of an issuance of Qualified Equity Interests of the Dutch Borrower solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit and Excluded Contributions,

minus (b) the sum of (without duplication and to the extent the amounts described in this clause (b) increased such Consolidated Net Income for the respective period for which EBITDA is being determined) non-cash items increasing Consolidated Net Income of Dutch Borrower and the Subsidiaries for such period (but excluding the recognition of deferred revenue or any such items (A) in respect of which cash was received in a prior period or will be received in a future period or (B) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period).

“EMU Legislation” shall mean the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environment” shall mean ambient and indoor air, surface water and groundwater (including potable water), the land surface or subsurface strata, natural resources such as flora, fauna and wetlands, or as otherwise defined in any Environmental Law.

“Environmental Laws” shall mean all applicable laws (including common law), rules, regulations, codes, ordinances, orders, decrees or judgments, promulgated or entered into by any Governmental Authority, relating in any way to pollution, the Environment, the generation, management, Release or threatened Release of, or exposure to, any Hazardous Material or to human health and safety (to the extent relating to the Environment or Hazardous Materials).

“Environmental Permits” shall have the meaning assigned to such term in Section 3.17.

“Equity Interests” of any person shall mean any and all shares, interests, rights to purchase or otherwise acquire, warrants, options, participations or other equivalents of or interests in (however designated) equity or ownership of such person, including any preferred stock, any limited or general partnership interest and any limited liability company membership interest, and any securities or other rights or interests convertible into or exchangeable for any of the foregoing, excluding for the avoidance of doubt, Indebtedness (other than with respect to clause (i) of the definition of Indebtedness) which is convertible to Equity Interests, which has not been so converted.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time and any final regulations promulgated and the rulings issued thereunder.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Borrower or any Subsidiary Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean (a) any Reportable Event with respect to a Plan; (b) the failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA with respect to a Plan, whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the incurrence by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or Multiemployer Plan or the receipt by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate from the PBGC of any notice relating to an intention to terminate any Plan, to appoint a trustee to administer any Plan, or the institution of termination proceedings under Section 4042 of ERISA; (f) the incurrence by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate of any liability with respect to the complete or partial withdrawal from any Multiemployer Plan; (g) the receipt by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Borrower, a Subsidiary Loan Party or any ERISA Affiliate of any notice, concerning the impending imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (h) a failure by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate to pay when due (after expiration of any applicable grace period) any installment payment with respect to Withdrawal Liability; (i) the receipt by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate of any notice that a Plan is determined to be in “at-risk” status (as defined in Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA); (j) the conditions for imposition of a Lien under Section 430(k) of the Code or Section 303(k) of ERISA shall have been met with respect to any Plan; (k) a withdrawal by a Borrower, a Subsidiary Loan Party or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; or (l) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA.

“Euro” shall mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

“Eurocurrency” when used in reference to any Loan or Borrowing, shall mean that such Loan, or the Loans comprising such Borrowing, bears interest at a rate determined by reference to the Adjusted LIBO Rate. Eurocurrency Loans and Eurocurrency Borrowings may be denominated in Dollars or Euro or any other Alternate Currency.

“Eurocurrency Borrowing” shall mean a Borrowing comprised of Eurocurrency Loans.

“Eurocurrency Loan” shall mean any Eurocurrency Term Loan or Eurocurrency Revolving Loan.

“Eurocurrency Revolving Facility Borrowing” shall mean a Borrowing comprised of Eurocurrency Revolving Loans.

“Eurocurrency Revolving Loan” shall mean any Revolving Facility Loan bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II.

“Eurocurrency Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II.

“European Loan Party” shall mean Holdings, the Dutch Borrower and each Loan Party that is incorporated or organized under the laws of a European jurisdiction.

“Event of Default” shall have the meaning assigned to such term in Section 7.01.

“Excess Cash Flow” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis for any Excess Cash Flow Period, EBITDA of Dutch Borrower and the Subsidiaries on a consolidated basis for such Excess Cash Flow Period, minus, without duplication,

(a)Debt Service for such Excess Cash Flow Period,

(b)(i) Capital Expenditures by the Dutch Borrower and the Subsidiaries on a consolidated basis during such Excess Cash Flow Period that are paid in cash (to the extent permitted under this Agreement) and (ii) the aggregate consideration paid in cash during the Excess Cash Flow Period in respect of Permitted Business Acquisitions and other Investments permitted pursuant to Section 6.04 and (iii) less any amounts received in respect thereof as a return of capital during the Excess Cash Flow Period, to the extent not otherwise included in calculating EBITDA,

(c)Capital Expenditures that Dutch Borrower or any Subsidiary shall, during such Excess Cash Flow Period, become obligated to make in cash but that are not made during such Excess Cash Flow Period (to the extent permitted under this Agreement); provided that (i) the Dutch Borrower shall deliver a certificate to the Administrative Agent not later than the date a certificate of the Dutch Borrower is required to be delivered pursuant to Section 5.04(c) with respect to such Excess Cash Flow Period, signed by a Responsible Officer of the Dutch Borrower and certifying that such Capital Expenditures will be made in cash in the following Excess Cash Flow Period, and (ii) any amount so deducted shall not be deducted again in a subsequent Excess Cash Flow Period,

(d)Taxes paid in cash by, or on behalf of, Dutch Borrower and the Subsidiaries on a consolidated basis during such Excess Cash Flow Period or that will be paid within nine months after the close of such Excess Cash Flow Period; provided that with respect to any such amounts to be paid after the close of such Excess Cash Flow Period, (i) any amount so deducted shall not be deducted again in a subsequent Excess Cash Flow Period, (ii) any amount not paid in such subsequent Excess Cash Flow Period shall be added back to the calculation of Excess Cash Flow for such subsequent period and (iii) appropriate reserves shall have been established in accordance with IFRS,

(e)an amount equal to any increase in Working Capital of Dutch Borrower and the Subsidiaries for such Excess Cash Flow Period,

(f)cash expenditures made in respect of Swap Agreements during such Excess Cash Flow Period, to the extent not reflected in the computation of EBITDA or Interest Expense,

(g)any extraordinary, unusual or nonrecurring loss realized in cash during such Excess Cash Flow Period to the extent not deducted in calculating EBITDA, and

(h)to the extent not deducted in the computation of Net Proceeds in respect of any asset disposition or condemnation giving rise thereto, the amount of any mandatory prepayment of Indebtedness (other than Indebtedness created hereunder or under any other Loan Document), together with any interest, premium or penalties required to be paid (and actually paid) in connection therewith to the extent that the income or gain realized from the transaction giving rise to such Net Proceeds exceeds the aggregate amount of all such mandatory prepayments and Capital Expenditures made with such Net Proceeds,

plus, without duplication,

(i)an amount equal to any decrease in Working Capital for such Excess Cash Flow Period,

(j)all amounts referred to in clauses (b) and (c) above to the extent funded with the proceeds of the issuance or the incurrence of Indebtedness (including Capital Lease Obligations and purchase money Indebtedness, but excluding, solely as relating to Capital Expenditures, proceeds of Revolving Facility Loans), the sale or issuance of any Equity Interests (including any capital contributions or expenditures made with Permitted Cure Securities), the Cumulative Credit (in the case of the Cumulative Retained Excess Cash Flow Amount, only to the extent attributable to a time prior to such Excess Cash Flow Period) or any Excluded Contributions and any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition (including any sale and leaseback of assets and any mortgage or lease of Real Property) to any person of any asset or assets, in each case to the extent there is a corresponding deduction from Excess Cash Flow in clauses (b) or (c) above,

(k)to the extent any permitted Capital Expenditures referred to in clause (c) above do not occur in the following Excess Cash Flow Period of Dutch Borrower specified in the certificate of the Dutch Borrower provided pursuant to clause (c) above, the amount of such Capital Expenditures that were not so made in such following Excess Cash Flow Period,

(l)cash payments received in respect of Swap Agreements during such Excess Cash Flow Period to the extent (i) not included in the computation of EBITDA or (ii) such payments do not reduce Cash Interest Expense,

(m)any extraordinary, unusual or nonrecurring gain realized in cash during such Excess Cash Flow Period (except to the extent such gain consists of Net Proceeds subject to Section 2.12(b)) to the extent included in calculating EBITDA, and

(n)to the extent deducted in the computation of EBITDA, cash interest income.

“Excess Cash Flow Period” shall mean each fiscal year of Dutch Borrower, commencing with the fiscal year of Dutch Borrower ending on December 31, 2015.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Contributions” shall mean the cash and Permitted Investments received by Holdings or the Dutch Borrower after the Amendment Effective Date from:

(a)contributions to its common Equity Interests, and

(b)the sale (other than to a Subsidiary of Parent or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Qualified Equity Interests of Holdings or the Dutch Borrower,

in each case designated as Excluded Contributions pursuant to an officer’s certificate on or promptly after the date such capital contributions are made or the date such Equity Interests is sold, as the case may be.

Excluded Contributions shall not be counted toward any purpose under the Loan Documents (including, for the avoidance of doubt, any basket, the Cure Right or the Cumulative Credit) other than Section 6.06(i).

“Excluded Indebtedness” shall mean all Indebtedness not incurred in violation of Section 6.01.

“Excluded Property” shall mean (a) motor vehicles and other assets subject to certificates of title, letter of credit rights and commercial tort claims (in each case, other than to the extent such rights can be perfected by filing a UCC-1 financing statement), (b) those assets over which the granting of security interests in such assets would be prohibited by contract (including Permitted Liens, leases and licenses) not entered into in contemplation hereof, applicable law or regulation (in each case, except to the extent such prohibition is unenforceable after giving effect to applicable provisions of the UCC, the PPSA or other applicable laws, other than proceeds thereof, the assignment of which is expressly deemed effective under the UCC, PPSA or other applicable laws notwithstanding such prohibitions) or to the extent that such security interests would require obtaining the consent of any governmental authority, (c) margin stock and, to the extent requiring the consent of one or more third parties or prohibited by the terms of any applicable organizational documents, joint venture agreement or shareholders’ agreement, Equity Interests in any Person other than Wholly-Owned Subsidiary that is a Material Subsidiary, (d) any intent-to-use trademark application to the extent and for so long as creation by a Loan Party of a security interest therein would result in the loss by such Loan Party of any material rights therein; (e) any lease, license or other agreement or any property subject to a purchase money security interest, capital lease obligation or similar arrangement not prohibited by this Agreement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money, capital lease or similar arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party) after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable laws, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code, the PPSA or other applicable laws, as applicable, notwithstanding such prohibition, and (f) deposit accounts or securities accounts used exclusively as (i) payroll and other employee wage and benefit accounts, (ii) tax accounts, including, without limitation, sales tax accounts, (iii) restricted cash accounts and escrow accounts held exclusively for the benefit of third parties, and (iv) fiduciary or trust accounts held exclusively for the benefit of third parties, and, in the case of clauses (i) through (iv), the funds or other property held in or maintained in any such account; (g) any fee-owned real property with a value of less than $10,000,000 and all leasehold interests in real property; and (h) those assets as to which the Collateral Agent and the Dutch Borrower reasonably determine that the cost of obtaining such a security interest or perfection thereof are excessive in relation to the benefit to the Lenders of the security to be afforded thereby; provided, however, that Excluded Property shall not include any Net Proceeds, substitutions or replacements of any Excluded Property referred to in clause (a), (b), (c), (d), (e), (g) or (h) (unless such Net Proceeds, substitutions or replacements would constitute Excluded Property referred to in clauses (a), (b), (c), (d), (e), (g) or (h)); provided, however, that the foregoing clauses (a) and (d) should only apply to assets of the Co-Borrower or any Domestic Subsidiaries or with respect to any property of the Dutch Borrower or any Foreign Subsidiary located in the United States.

“Excluded Subsidiary” shall mean (a) any Subsidiary that is not a direct or indirect wholly owned Subsidiary of a Borrower, (b) any Subsidiary that is prohibited by applicable Law or Contractual Obligation existing on the Closing Date and not incurred in contemplation hereof (or in the case of any future subsidiary, as in effect as of the date such Person becomes a Subsidiary and not incurred in contemplation of such Person becoming a Subsidiary) from providing a Guarantee or if such Guarantee would require governmental (including regulatory) consent, approval, license or authorization or third party consent to grant such Guarantee, (c) any special purpose or similar entity, (d) any not-for-profit

Subsidiary or captive insurance company, (e) any Immaterial Subsidiary, (f) any Foreign Subsidiary, except to the extent that such subsidiary is organized under the laws of Canada, the Netherlands, the Isle of Man, the United Kingdom, or Ireland, and (g) any other Subsidiary with respect to which, the Administrative Agent and the Dutch Borrower reasonably agree that the cost or other consequences of providing a Guarantee of or granting Liens to secure the Obligations are likely to be excessive in relation to the value to be afforded thereby.

“Excluded Swap Obligation” shall mean, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation, unless otherwise agreed between the Administrative Agent and the Dutch Borrower.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” shall mean, with respect to any Recipient, the following Taxes:

(a)Taxes imposed on (or measured by) such Recipient’s net income or franchise Taxes imposed on it (in lieu of net income tax) by a jurisdiction (including any political subdivision thereof) that are imposed as a result of (i) such Recipient being organized under the laws of, or having its principal office located in or, in the case of any Lender, having its applicable Lending Office located in, such jurisdiction or (ii) any other present or former connection between such Recipient and such jurisdiction (other than any connections arising from (A) such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to and/or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document or (B) any Recipient having a direct or indirect interest (aanmerkelijk belang) as defined in the Netherlands Income Tax Act 2001 in any of the Dutch Loan Parties),

(b)any Taxes in the nature of the branch profits tax imposed by Section 884(a) of the Code that is imposed by any jurisdiction described in clause (a) above, and

(c)any Tax that is attributable to a Lender’s or L/C Issuer’s failure to comply with Section 2.18(e), and

(d)any U.S. Federal withholding Taxes imposed under FATCA.

“Extended Revolving Facility Commitment” shall have the meaning assigned to such term in Section 2.24(a).

“Extended Revolving Loan” shall have the meaning assigned to such term in Section 2.24(a).

“Extended Term Loan” shall have the meaning assigned to such term in Section 2.24(a).

“Extending Lender” shall have the meaning assigned to such term in Section 2.24(a).

“Extension” shall have the meaning assigned to such term in Section 2.24(a).

“Extension Amendment” shall have the meaning assigned to such term in Section 2.24(b).

“Facility” shall mean the respective facility and commitments utilized in making Loans and credit extensions hereunder, it being understood that as of the Amendment Effective Date there are three Facilities (i.e., the Initial Term B Facility, the Initial Euro Term Facility and the Revolving Facility Commitments (and no Incremental Term Facility or Incremental Revolving Facility)) and thereafter, the term “Facility” may include any other Class of Commitments and the extensions of credit thereunder.

“FATCA” shall means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), or any Treasury regulations promulgated thereunder or official administrative interpretations thereof and any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version described above) and any intergovernmental agreements (and any related legislation or administrative guidance or practices) implementing the foregoing.

“Federal Funds Rate” shall mean, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean that certain Fee Letter dated as of June 12, 2014 by and among Parent, the Administrative Agent and the Arrangers.

“Fees” shall mean the Commitment Fees, the L/C Participation Fees, the L/C Issuer Fees and the Administrative Agent Fees.

“Financial Officer” of any person shall mean the Chief Financial Officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller of such person.

“Financial Performance Covenant” shall mean the covenant of Dutch Borrower set forth in Section 6.10.

“First Lien Leverage Ratio” shall mean, on any date, the ratio of (a) Total First Lien Senior Secured Debt as of the last day of the Test Period most recently ended as of such date to (b) EBITDA for the Test Period most recently ended as of such date, all determined on a consolidated basis in accordance with IFRS; provided that the First Lien Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Fixed Charge Coverage Ratio” shall mean as of any date of determination, the ratio of (a) EBITDA for the most recently ended Test Period for which financial statements of the Dutch Borrower have been delivered as required by Section 4.02(k), 5.04(a) or 5.04(b) to Fixed Charges for such Test Period.

“Fixed Charges” shall mean, with respect to the Dutch Borrower for any period, the sum, without duplication, of:

(a)Cash Interest Expense (excluding amortization or write-off of deferred financing costs) of the Dutch Borrower and its Subsidiaries for such period, and

(b)all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock or Disqualified Stock of the Dutch Borrower and its Subsidiaries.

“Flood Insurance Laws” shall mean, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto, (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (v) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Lender” shall mean any Lender or L/C Issuer, as the case may be, that is not a “United States person” as defined by Section 7701(a)(30) of the Code.

“Foreign Plan” shall have the meaning assigned to such term in Section 3.17(b).

“Foreign Subsidiary” shall mean any Subsidiary (together with its successors) that is incorporated or organized under the laws of any jurisdiction other than the United States, any state thereof or the District of Columbia.

“Fronting Exposure” shall mean at any time there is a Defaulting Lender, with respect to the L/C Issuer, such Defaulting Lender’s Revolving Facility Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Gaming Authority” shall mean, in any jurisdiction in which the Dutch Borrower or any of its Subsidiaries manages or conducts any casino, gaming business or activities, the applicable gaming board, commission, or other governmental gaming regulatory body or agency which (a) has, or may at any time after the Closing Date have, jurisdiction over the gaming activities at the Dutch Borrower’s or its Subsidiaries’ properties or any successor to such authority or (b) is, or may at any time after the Closing Date be, responsible for interpreting, administering and enforcing the Gaming Laws.

“Gaming Laws” shall mean all applicable constitutions, treaties, laws, rules, agreements, regulations and orders and statutes pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming, gambling or casino activities and all rules, rulings, orders, ordinances, regulations of any Gaming Authority applicable to the gambling, casino, gaming businesses or activities of the Dutch Borrower or any of its Subsidiaries in any jurisdiction, as in effect from time to time, including the policies, interpretations and administration thereof by the Gaming Authorities.

“Governmental Authority” shall mean any federal, state, commonwealth, provincial, municipality, local, county or foreign or other court or governmental agency, authority, instrumentality or regulatory or legislative body (including any supranational bodies such as the European Union or the European Central Bank).

“Guarantee” of or by any person (the “guarantor”) shall mean any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebted ness or other monetary obligation payable or performable by another person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness or other obligation of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part); provided, however, the term “Guarantee” shall not include endorsements for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Amendment Effective Date or entered into in connection with any acquisition or disposition of assets not prohibited by this Agreement (other than such obligations with respect to Indebtedness).  The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder) as determined by such person in good faith.

“guarantor” shall have the meaning assigned to such term in the definition of the term “Guarantee”.

“Guarantors” shall mean the Loan Parties.

“Hazardous Materials” shall mean all substances, pollutants or contaminants, materials or wastes regulated under any Environmental Law, including explosive or radioactive substances, petroleum or petroleum distillates, asbestos or asbestos-containing materials or polychlorinated biphenyls.

“Hedge Bank” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Hedging Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction, or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value, or credit spread transaction, repurchase transaction, reserve repurchase transaction, securities lending transaction, weather index transaction, spot contracts, fixed price physical delivery contracts, or any similar transaction or any combination of these transactions, in each case of the foregoing, whether or not exchange traded; provided, that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Dutch Borrower or any of the Subsidiaries shall be a Hedging Agreement.

“Holdings” shall have the meaning assigned to such term in the preamble hereto.

“Honor Date” shall have the meaning assigned to such term in Section 2.05(c)(i).

“IFRS” shall mean International Financial Reporting Standards (as issued by the International Accounting Standards Board and the International Financial Reporting Standards Interpretations Committee).

“Immaterial Subsidiary” shall mean any Subsidiary that (a) did not, as of the last day of the fiscal quarter of Dutch Borrower most recently ended for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable, have assets (on an individual basis) with a value in excess of 5% of the Consolidated Total Assets or Net Gaming Revenues (on an individual basis) representing in excess of 5% of Net Gaming Revenues (for the Dutch Borrower and the Subsidiaries on a consolidated basis) as of such date for the Test Period most recently ended and (b) taken together with all Immaterial Subsidiaries as of the last day of the fiscal quarter of Dutch Borrower most recently ended for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable, did not have assets with a value in excess of 15% of Consolidated Total Assets or Net Gaming Revenues representing in excess of 15% of Net Gaming Revenues (for Dutch Borrower and the Subsidiaries on a consolidated basis) as of such date for the Test Period most recently ended; provided, that the Dutch Borrower may elect in its sole discretion to exclude as an Immaterial Subsidiary any Subsidiary that would otherwise meet the definition thereof.

“Incremental Amount” shall mean an amount not to exceed the sum of (a) the Incremental First Lien Availability Amount plus (b) an additional amount if, in each case on the date of incurrence or effectiveness, as applicable, after giving effect to any such Incremental Term Facility or Incremental Revolving Facility would not cause the First Lien Leverage Ratio on a Pro Forma Basis to exceed 4.50 to 1.00 (assuming that the entire amount of any Incremental Revolving Facility Commitments that are then being incurred or have been previously established have been borrowed and excluding the cash proceeds of any Incremental Term Loans or Incremental Revolving Loans made thereunder).  For the avoidance of doubt, the aggregate amount of Initial Term B-2 Loans and Initial 2015 Euro Term Loans shall not be included in the calculation of the Incremental Amount.

“Incremental Assumption Agreement” shall mean an Incremental Assumption Agreement in form and substance reasonably satisfactory to the Administrative Agent among the Borrowers, the Administrative Agent and one or more Incremental Term Lenders and/or Incremental Revolving Facility Lenders entered into pursuant to Section 2.22.

“Incremental Commitment” shall mean an Incremental Term Loan Commitment or Incremental Revolving Facility Commitment.

“Incremental First Lien Availability Amount” shall mean an amount not to exceed the sum of (a) $450,000,000 (excluding the amount of Initial Term B-2 Loans and Initial 2015 Euro Term Loans advanced on the Amendment Effective Date) minus (b) the aggregate principal amount of any Incremental Second Lien Term Facility advanced under the Incremental Second Lien Availability Amount pursuant to the terms of the Second Lien Credit Agreement.

“Incremental Loan” shall mean an Incremental Term Loan or Incremental Revolving Loan.

“Incremental Revolving Facility” shall mean the Incremental Revolving Facility Commitments and the Incremental Revolving Loans made thereunder.

“Incremental Revolving Facility Commitment” shall mean any increased or incremental Revolving Facility Commitment provided pursuant to Section 2.22.

“Incremental Revolving Facility Lender” shall mean a Lender with an Incremental Revolving Facility Commitment or an outstanding Incremental Revolving Loan.

“Incremental Revolving Loan” shall mean Revolving Facility Loans made by one or more Lenders to the Borrowers pursuant to an Incremental Revolving Facility Commitment.

“Incremental Second Lien Availability Amount” shall have the meaning assigned to such term in the Second Lien Credit Agreement.

“Incremental Second Lien Term Facility” shall have the meaning assigned to such term in the Second Lien Credit Agreement.

“Incremental Term Facility” shall mean the Incremental Term Loan Commitments and the Incremental Term Loans made hereunder.

“Incremental Term Lender” shall mean a Lender with an Incremental Term Loan Commitment or an outstanding Incremental Term Loan.

“Incremental Term Loan Commitment” shall mean the commitment of any Lender, established pursuant to Section 2.22, to make Incremental Term Loans to the Borrowers.

“Incremental Term Loans” shall mean (i) Term Loans made by one or more Lenders to the Borrowers pursuant to Section 2.01(d) consisting of additional Initial Term B Loans or Initial Euro Term Loans, as the case may be, and (ii) to the extent permitted by Section 2.22 and provided for in the relevant Incremental Assumption Agreement, Other Incremental Term Loans.

“Indebtedness” of any person shall mean, if and to the extent (other than with respect to clause (h) below) the same would constitute indebtedness or a liability in accordance with IFRS, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than such obligations accrued in the ordinary course), to the extent the same would be required to be shown as a long-term liability on a balance sheet prepared in accordance with IFRS, (d) all Capital Lease Obligations of such person, (e) all net payments that such person would have to make in the event of an early termination, on the date Indebtedness of such person is being determined, in respect of outstanding Swap Agreements, (f) the principal component of all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit, (g) the principal component of all obligations of such person in respect of bankers’ acceptances, (h) all Guarantees by such person of Indebtedness of others, (i) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock) and (j) all Indebtedness of others secured by any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, but limited to the fair market value of such property; provided that Indebtedness shall not include (A) trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business, (B) prepaid or deferred revenue arising in the ordinary course of business, (C) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset or (D) earnout obligations until such obligations become a liability on the balance sheet of such person in accordance with IFRS.  The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such person in respect thereof.

“Indemnified Taxes” shall mean (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(a).

“Ineligible Institution” shall mean the persons identified as “Disqualified Lenders” in writing to the Arrangers by the Dutch Borrower on or prior to the Amendment Effective Date, and bona fide competitors of the Dutch Borrower or its Subsidiaries as may be identified in writing to the Administrative Agent by the Dutch Borrower from time to time thereafter, with the consent of the Administrative Agent (not to be unreasonably withheld or delayed), by delivery of a notice thereof to the Administrative Agent setting forth such person or persons (or the person or persons previously identified to the Administrative Agent that are to be no longer considered “Ineligible Institutions”).

“Information” shall have the meaning assigned to such term in Section 3.15(a).

“Information Memorandum” shall mean the Confidential Information Memorandum dated July 2014, as modified or supplemented prior to the Closing Date.

“Initial 2014 Euro Term Loans” shall mean the term loans made by the Term Lenders to the Dutch Borrower pursuant to Section 2.01(a)(ii).  The aggregate amount of the Initial 2014 Euro Term Loans outstanding on the Amendment Effective Date is €198,500,000.00.

“Initial 2015 Euro Term Loans” shall mean the term loans made by the Lenders pursuant to Section 2.01(b)(ii).

“Initial 2015 Euro Term Loan Commitment” shall mean the commitments to make Initial 2015 Euro Term Loans as set forth in Section 2.01(b)(ii).  The amount of each Lender’s Initial 2015 Euro Term Loan Commitment as of the Amendment Effective Date is set forth on Schedule 2.01 attached to the Amendment Agreement.  The aggregate amount of the Initial 2015 Euro Term Loan Commitments on the Amendment Effective Date is €92,000,000.00.

“Initial Euro Term Borrowing” shall mean any Borrowing comprised of Initial Euro Term Loans.

“Initial Euro Term Facility” shall mean the Initial Euro Term Loans made hereunder.

“Initial Euro Term Facility Maturity Date” shall mean August 1, 2021.

“Initial Euro Term Loans” shall mean (a) the Initial 2014 Euro Term Loans, (b) the Initial 2015 Euro Term Loans and (c) any Incremental Term Loans in the form of additional Initial Euro Term Loans made by the Incremental Term Lenders to the Borrowers pursuant to Section 2.01(d).

“Initial Revolving Commitment” shall mean, with respect to each Revolving Facility Lender, the commitment of such Revolving Facility Lender to make Initial Revolving Facility Loans hereunder.

“Initial Revolving Facility” shall mean the Initial Revolving Commitments and the Initial Revolving Facility Loans made hereunder.

“Initial Revolving Facility Loan” shall mean a Revolving Facility Loan made (i) pursuant to the Revolving Facility Commitments in effect on the Closing Date (as the same may be amended from time to time in accordance with this Agreement) or (ii) pursuant to any Incremental Revolving Facility Commitment made on the same terms as (and forming a single Class with) the Revolving Facility Commitments referred to in clause (i) of this definition.

“Initial Term B Borrowing” shall mean any Borrowing comprised of Initial Term B Loans.

“Initial Term B Facility” shall mean the Initial Term B Loan Commitments and the Initial Term B Loans made hereunder.

“Initial Term B Facility Maturity Date” shall mean August 1, 2021.

“Initial Term B Loan Commitment” shall mean, with respect to each Term Lender, the commitment of such Term Lender to make Initial Term B Loans hereunder.

“Initial Term B Loans” shall mean (a) the Initial Term B-1 Loans, (b) the Initial Term B-2 Loans and (c) any Incremental Term Loans in the form of additional Initial Term B Loans made by the Incremental Term Lenders to the Borrowers pursuant to Section 2.01(d).

“Initial Term B-1 Loans” shall mean the term loans made by the Lenders pursuant to Section 2.01(a)(i).  The aggregate amount of the Initial Term B-1 Loans outstanding on the Amendment Effective Date is $1,736,875,000.00.

“Initial Term B-2 Loans” shall mean the term loans made by the Lenders pursuant to Section 2.01(b)(i).

“Initial Term B-2 Loan Commitment” shall mean the commitments to make Initial Term B Loans as set forth in Section 2.01(b)(i).  The amount of each Lender’s Initial Term B-2 Loan Commitment as of the Amendment Effective Date is set forth on Schedule 2.01 attached to the Amendment Agreement.  The aggregate amount of the Initial Term B-2 Loan Commitments on the Amendment Effective Date is $315,000,000.

“Initial Term Borrowing” shall mean, collectively, the Initial Euro Term Borrowing and the Initial Term B Borrowing.

“Initial Term Loan Installment Date” shall have the meaning assigned to such term in Section 2.11(a)(i).

“Initial Term Loan Repayment Amount” shall have the meaning assigned to such term in Section 2.11(a)(i).

“Initial Term Loans” shall mean, collectively, the Initial Euro Term Loans and the Initial Term B Loans.

“Insolvency Regulation” shall mean the Council Regulation (EC) No.1346/2000 29 May 2000 on Insolvency Proceedings.

“Intellectual Property” shall mean all U.S. and non-U.S. intellectual property rights, both statutory and common law rights, if applicable, including:  (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, brand names, corporate names, slogans, domain names, logos, trade dress, and other identifiers of source or goodwill, and registrations and applications of registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom, (d) trade secrets and confidential information, including, rights in Software, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable and (e) any rights in databases.

“Intellectual Property Security Agreement” shall mean a customary Intellectual Property Security Agreement, in a form to be agreed.

“Intercreditor Agreement” shall mean the Intercreditor Agreement, substantially in the form of Exhibit G to the Original Credit Agreement, dated as of the Closing Date, among Holdings, Parent, the Borrowers, the Subsidiary Loan Parties, the Collateral Agent and the Second Lien Collateral Agent (as defined therein), as amended by that Amendment No. 1 dated as of March 6, 2015, and as further amended, restated, supplemented or otherwise modified from time to time.

“Interest Election Request” shall mean a request by the Dutch Borrower to convert or continue a Borrowing in accordance with Section 2.08.

“Interest Expense” shall mean, with respect to any person for any period, the sum of, without duplication, (a) gross interest expense of such person for such period on a consolidated basis, including (i) the amortization of debt discounts, (ii) the amortization of all fees (including fees with respect to interest rate Swap Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense and (iii) the portion of any payments or accruals with respect to Capital Lease Obligations allocable to interest expense and (b) capitalized interest of such person; less interest income for such period.

“Interest Payment Date” shall mean, (a) as to any Eurocurrency Loan, the last day of each Interest Period applicable to such Loan and the scheduled maturity date of such Loan; provided, however, that if any Interest Period for a Eurocurrency Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any ABR Loan, the last Business Day of each March, June, September and December and the scheduled maturity date of such Loan.

“Interest Period” shall mean, as to each Eurocurrency Loan, the period commencing on the date such Eurocurrency Loan is disbursed or converted to or continued as a Eurocurrency Loan and ending on the date one, two, three or six months thereafter (or 12 months or a period less than one month thereafter, if agreed by all relevant Lenders), as selected by the Dutch Borrower; provided that:

(a)any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such next succeeding Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)no Interest Period for any Loan shall extend beyond the maturity date of such Loan.

Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Investment” shall have the meaning assigned to such term in Section 6.04.

“IOM Security Documents” shall mean each agreement or instrument governed by the laws of the Isle of Man pursuant to or in connection with which any Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated or otherwise modified from time to time.

“IRS” shall mean the United States Internal Revenue Service.

“ISP” shall mean, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” shall mean, with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the L/C Issuer and a Borrower (or any Subsidiary) or in favor of the L/C Issuer and relating to such Letter of Credit.

“Judgment Currency” shall have the meaning assigned to such term in Section 9.19.

“Junior Financing” shall have the meaning assigned to such term in Section 6.09(b).

“Junior Liens” shall mean Liens (other than Liens securing the Obligations) that are subordinated to the Liens granted under the Loan Documents on customary terms pursuant to an intercreditor agreement reasonably satisfactory to the Administrative Agent (it being understood that Junior Liens are not required to be pari passu with other Junior Liens, and that Indebtedness secured by Junior Liens may have Liens that are pari passu with, or junior in priority to, other Liens constituting Junior Liens, but in no event shall such Junior Liens be senior to the Junior Liens securing the Obligations (as defined in the Second Lien Credit Agreement)).

“Latest Maturity Date” shall mean, at any time of determination, the latest of the latest Revolving Facility Maturity Date and the latest Term Facility Maturity Date in each case then in effect on such date of determination.

“L/C Advance” shall mean, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Revolving Facility Percentage.

“L/C Borrowing” shall mean an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as an ABR Revolving Loan.

“L/C Credit Extension” shall mean, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Disbursement” shall mean a payment or disbursement made by an L/C Issuer pursuant to a drawing under a Letter of Credit.

“L/C Issuer” shall mean, as the context may require, (i) Deutsche Bank, (ii) each other L/C Issuer designated pursuant to Section 2.05(k) and (iii) any Replacement L/C Issuer, in each case in its capacity as an issuer of Letters of Credit hereunder, and their respective successors in such capacity as provided in Section 8.10.  An L/C Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such L/C Issuer, in which case the term “L/C Issuer” shall include any such

Affiliate with respect to Letters of Credit issued by such Affiliate.  In the event that there is more than one L/C Issuer at any time, references herein and in the other Loan Documents to the L/C Issuer shall be deemed to refer to the L/C Issuer in respect of the applicable Letter of Credit or to all L/C Issuers, as the context requires.

“L/C Issuer Fees” shall have the meaning assigned to such term in Section 2.13(b).

“L/C Obligations” shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings.  For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07.  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.13(b).

“LCA Election” shall have the meaning assigned to such term in Section 1.07(b).

“LCA Test Date” shall have the meaning assigned to such term in Section 1.07(b).

“Lender” shall mean (a) each financial institution listed on Schedule 2.01 attached to the Amendment Agreement and (b) any financial institution that becomes a “Lender” hereunder pursuant to an Assignment and Assumption in accordance with Section 9.04, 2.22, 2.23 or 2.25 hereof or, for the avoidance of doubt, of the Original Credit Agreement (other than any such person that has ceased to be a party hereto pursuant to an Assignment and Assumption in accordance with Section 9.04).

“Lending Office” shall mean, as to any Lender, the applicable branch, office or Affiliate of such Lender designated by such Lender to make Loans to a Borrower.

“Letter of Credit” shall mean any standby letters of credit issued hereunder in Dollars or in any other Alternate Currency approved in accordance with Section 1.05.

“Letter of Credit Application” shall mean an application and agreement for the issuance or amendment of a Letter of Credit in the form of Exhibit J to the Original Credit Agreement.

“Letter of Credit Commitment” shall mean, with respect to each L/C Issuer, the commitment of such L/C Issuer to issue Letters of Credit pursuant to Section 2.05.

“Letter of Credit Expiration Date” shall mean the day that is five days prior to the Revolving Facility Maturity Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Sublimit” shall mean an amount equal to the lesser of (a) $30,000,000 and (b) the aggregate amount of the Revolving Facility Commitments.  The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Facility.

“LIBO Rate” shall mean, with respect to any Eurocurrency Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time) or 11:00 am (Brussels time) for any Eurocurrency Borrowing denominated in Euro, on the date that is two Business Days prior to the commencement of such Interest Period by reference to the ICE Benchmark Administration Interest Settlement Rates (or the successor thereto if the ICE Benchmark Administration is no longer making such rates available) for deposits in the relevant Agreed Currency (other than Euro) (as set forth by any service selected by the Administrative Agent that has been nominated by the ICE Benchmark Administration (or its successor) as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in the relevant Agreed Currency (other than Euro) are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time), or 11:00 am (Brussels time) for any Eurocurrency Borrowing denominated in Euro, on the date that is two Business Days prior to the beginning of such Interest Period.

“Lien” shall mean, with respect to any asset, (a) any mortgage, preferred mortgage, deed of trust, lien right of preference, hypothec, lien, hypothecation, pledge, charge, security interest, assignment by way of security or similar encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Limited Condition Acquisition” means any acquisition, including by way of merger, amalgamation or consolidation, by one or more of the Dutch Borrower or its Restricted Subsidiaries of any assets, business or Person permitted by this Agreement whose consummation is not conditioned on the availability of, or on obtaining, third party acquisition financing and which is designated as a Limited Condition Acquisition by the Dutch Borrower in writing to the Administrative Agent and Lenders.

“Loan Documents” shall mean (i) this Agreement, (ii) the Amendment Agreement, (iii) the Subsidiary Guarantee Agreement, (iv) the Security Documents, (v) each Incremental Assumption Agreement, (vi) each Extension Amendment, (vii) each Refinancing Amendment, (viii) any Intercreditor Agreement, (ix) any Note issued under Section 2.10(e), (x) the Letters of Credit and (xi) the Fee Letter.

“Loan Parties” shall mean Holdings, Parent, the Borrowers and the Subsidiary Loan Parties.

“Loans” shall mean the Term Loans and the Revolving Facility Loans.

“Majority Lenders” of any Facility shall mean, at any time, Lenders under such Facility having Loans and unused Commitments representing more than 50% of the sum of all Loans outstanding under such Facility and unused Commitments under such Facility at such time.  The Loans, Commitments and Revolving Facility Credit Exposures of any Defaulting Lender shall be disregarded in determining the Majority Lenders at any time.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Material Adverse Effect” shall mean a circumstance or condition affecting the business, assets, operations, properties or financial condition of Dutch Borrower and the Subsidiaries, taken as a whole, that individually or in the aggregate, would materially adversely affect (i) the ability of the Loan Parties, taken as a whole, to perform their payment obligations under the Loan Documents or (ii) the rights and remedies of the Administrative Agent and the Lenders under the Loan Documents.

“Material Indebtedness” shall mean Indebtedness (other than Loans and Letters of Credit) of any one or more of the Loan Parties in an aggregate principal amount exceeding the Threshold Amount.

“Material Subsidiary” shall mean any Subsidiary other than Immaterial Subsidiaries.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Merger Agreement” shall mean the Deed and Scheme of Merger, dated as of June 12, 2014, by and among Parent, Dutch Borrower, Merger Sub, Oldford, each of the Warranting Sellers (as defined therein) listed in Schedule 1, Part 4, Paragraph 1 thereof and Igal Mark Scheinberg, as the Sellers’ Representative (including, but not limited to, all schedules and exhibits thereto).

“Merger Sub” shall mean Titan IOM Mergerco Ltd, a company limited by shares incorporated under the laws of the Isle of Man.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Mortgaged Properties” shall mean the Owned Real Properties owned by Parent or any Subsidiary Loan Party that are encumbered by a Mortgage pursuant to Section 5.11(c), 5.11(d) or 5.11(h).

“Mortgages” shall mean, collectively, the mortgages, trust deeds, deeds of trust, deeds to secure debt, assignments of leases and rents, charges and other security documents delivered with respect to Mortgaged Properties in a form and substance reasonably acceptable to the Administrative Agent, as amended, supplemented or otherwise modified from time to time.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Loan Party or any ERISA Affiliate is making or is obligated to make contributions, or has within any of the preceding six plan years made or been obligated to make contributions or has any ongoing obligation with respect to withdrawal liability (within the meaning of Title IV of ERISA).

“Net Gaming Revenues” shall mean “net gaming revenues” of Dutch Borrower and the Subsidiaries as reflected on their consolidated income statement and in accordance with past practices.

“Net Income” shall mean, with respect to any person, the net income (loss) of such person, determined in accordance with IFRS.

“Net Proceeds” shall mean:

(a)100% of the cash proceeds actually received by Dutch Borrower or any Subsidiary (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received) from any Asset Sale (other than those pursuant to Section 6.05(a), (b), (c) (except as contemplated by clause (b)(iv) of the proviso to Section 6.03), (e), (h), (i) and (k) net of (i) attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, required debt payments and required payments of other obligations relating to the applicable asset to the extent such debt or obligations are secured by a Lien permitted hereunder (other than pursuant to the Loan Documents) on such asset which Lien ranks prior to the Liens securing the Obligations, other customary expenses and brokerage, consultant and other customary fees ac tually incurred in connection therewith, (ii) Taxes paid or payable as a result thereof, and (iii) the amount of any reasonable reserve established in accordance with IFRS against any adjustment to the sale price or any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) related to any of the applicable assets and (y) retained by the Dutch Borrower or any of the Subsidiaries including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations (however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be cash proceeds of such Asset Sale as of the time of original receipt of such proceeds and subject to prompt prepayment of the Term Loans if such reduction occurs more than 12 months after the original receipt of such proceeds); provided that, if the Dutch Borrower shall deliver a certificate of a Responsible Officer of the Dutch Borrower to the Administrative Agent promptly following receipt of any such proceeds setting forth the Dutch Borrower’s intention to use any portion of such proceeds, to acquire, maintain, develop, construct, improve, upgrade or repair assets useful in the business of the Dutch Borrower and the Subsidiaries or to make investments in Permitted Business Acquisitions, in each case within 12 months of such receipt, such portion of such proceeds shall not constitute Net Proceeds except to the extent not, within 12 months of such receipt, so used or contractually committed to be so used (it being understood that if any portion of such proceeds are not so used within such 12-month period but within such 12-month period are contractually committed to be used, then such remaining portion if not so used within 18 months of such receipt shall constitute Net Proceeds as of such date without giving effect to this proviso); provided, further, that no net cash proceeds calculated in accordance with the foregoing realized in any fiscal year shall constitute Net Proceeds in such fiscal year until the aggregate amount of all such net cash proceeds in such fiscal year, when taken together with all net cash proceeds excluded pursuant to the second proviso of clause (c) below, shall exceed $25,000,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds);

(b)100% of the cash proceeds from the incurrence, issuance or sale by Dutch Borrower or any Subsidiary of any Indebtedness (other than Excluded Indebtedness except for Refinancing Notes and Refinancing Term Loans), net of all taxes and fees (including investment banking fees), commissions, costs and other expenses, in each case incurred in connection with such issuance or sale; and

(c)with respect to any Casualty Event, the cash insurance proceeds, condemnation awards and other compensation received in respect thereof, net of all reasonable costs and expenses incurred in connection with the collection of such proceeds, awards or other compensation in respect of such Casualty Event, required debt payments and required payments of other obligations related to the applicable asset to the extent such debt or other obligations are secured by a Lien permitted hereunder (other than pursuant to the Loan Documents) on such asset which Lien ranks prior to the Liens securing the Obligations and Taxes paid or payable as a result thereof; provided that, if the Dutch Borrower shall deliver a certificate of a Responsible Officer of the Dutch Borrower to the Administrative Agent promptly following receipt of any such proceeds setting forth the Dutch Borrower’s intention to replace or repair such lost, destroyed, damaged or condemned assets, equipment or other property or otherwise to acquire, maintain, develop, construct, improve, upgrade or repair assets or properties useful in the business of Dutch Borrower and the Subsidiaries, in each case within 12 months of such receipt, such portion of such proceeds shall not constitute Net Proceeds except to the extent not, within 12 months of such receipt, so used or contractually committed to be so used (it being understood that if any portion of such proceeds are not so used within such 12-month period but within such 12-month period are contractually committed to be used, then such remaining portion if not so used within 18 months of such receipt shall constitute Net Proceeds as of such date without giving effect to this proviso);

provided, further, that no net cash proceeds calculated in accordance with the foregoing realized in any fiscal year shall constitute Net Proceeds in such fiscal year until the aggregate amount of all such net cash proceeds in such fiscal year, when taken together with the net cash proceeds excluded pursuant to the second proviso of clause (a) above, shall exceed $25,000,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds).

“New York Courts” shall have the meaning assigned to such term in Section 9.15.

“Non-Consenting Lender” shall have the meaning assigned to such term in Section 2.20(c).

“Non-Defaulting Lender” shall mean, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Extension Notice Date” shall have the meaning assigned to such term in Section 2.05(b).

“Non-Public Lender” means  (i) until the publication of an interpretation of "public" as referred to in the CRR by the relevant competent authority/ies: an entity which (x) assumes existing rights and/or obligations vis-à-vis a Dutch Borrower, the value of which is at least EUR 100,000 (or its equivalent in another currency), (y) provides repayable funds for an initial amount of at least EUR 100,000 (or its equivalent in another currency) or (z) otherwise qualifies as not being forming part of the public; and (ii) as soon as the interpretation of the term “public” as referred to in the CRR has been published by the relevant authority/ies: an entity which is not considered to be form part of the public on the basis of such interpretation.

“Non-Reinstatement Deadline” shall have the meaning assigned to such term in Section 2.05(b).

“Note” shall have the meaning assigned to such term in Section 2.10(e).

“Obligations” shall mean all advances to, and debts, liabilities, and other monetary obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, Letter of Credit, Secured Cash Management Agreement or Secured Hedge Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the Obligations shall exclude any Excluded Swap Obligations.

“OID” shall have the meaning assigned to such term in the definition of “All-in Yield.”

“Oldford” shall mean Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited), a company limited by shares continued under the laws of the Isle of Man.

“Original Credit Agreement” shall mean that certain Credit Agreement, dated as of August 1, 2014, among, inter alios, Parent, Holdings, the Dutch Borrower, the Co-Borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

“Other Incremental Revolving Loans” shall have the meaning assigned to such term in Section 2.22(a).

“Other Incremental Term Loans” shall have the meaning assigned to such term in Section 2.22(a).

“Other Revolving Facility Commitment” shall mean, collectively, (i) Other Incremental Revolving Facility Commitments to make Other Incremental Revolving Loans, (ii) Extending Revolving Facility Commitments to make Extended Revolving Loans and (iii) Replacement Revolving Facility Commitments to make Replacement Revolving Loans.

“Other Revolving Loans” shall mean, collectively, (i) Other Incremental Revolving Loans, (ii) Extended Revolving Loans and (iii) Replacement Revolving Loans.

“Other Taxes” shall mean any and all present or future stamp, recording, filing, intangible or documentary Taxes or any other excise Taxes that arise from any payment made under any Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document except (i) any Excluded Taxes and (ii) any such Tax imposed as a result of an assignment (other than an assignment made pursuant to Section 2.20) by a Lender (an “Assignment Tax”) if such Assignment Tax is imposed as a result of a present or former connection of the assignor or assignee with the jurisdiction imposing such Assignment Tax (other than a connection arising from having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to and/or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Term Facilities” shall mean the Other Term Loan Commitments and the Other Term Loans made thereunder.

“Other Term Loan Commitments” shall mean, collectively, (a) Incremental Term Loan Commitments, (b) commitments to make Extended Term Loans and (c) commitments to make Refinancing Term Loans.

“Other Term Loan Installment Date” shall have, with respect to any Class of Other Term Loans established pursuant to an Incremental Assumption Agreement, an Extension Amendment or a Refinancing Amendment, the meaning assigned to such term in Section 2.11(a)(ii).

“Other Term Loans” shall mean, collectively, (i) Other Incremental Term Loans, (ii) Extended Term Loans and (iii) Refinancing Term Loans.

“Outstanding Amount” shall mean (i) with respect to any Loans on any date, the Dollar Equivalent amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of such Loans occurring on such date; and (ii) with respect to any L/C Obligations on any date, the Dollar Equivalent amount of the aggregate outstanding amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrowers of Unreimbursed Amounts.

“Overnight Rate” shall mean, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent or the L/C Issuer as the case may be, in accordance with banking industry rules on interbank compensation, and (b) with respect to any amount denominated in an Alternate Currency, the rate of interest per annum at which overnight deposits in the applicable Alternate Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of Deutsche Bank in the applicable offshore interbank market for such currency to major banks in such interbank market.

“Owned Real Property” shall mean each parcel of Real Property that is owned in fee by Dutch Borrower or any Subsidiary Loan Party that has an individual fair market value (as determined by the Dutch Borrower in good faith) of at least $10,000,000 (provided that such $10,000,000 threshold shall not be applicable in the case of Real Property that is integrally related to the ownership or operation of a Mortgaged Property or otherwise necessary for such Mortgaged Property to be in compliance with all requirements of law applicable to such Mortgaged Property); provided that, with respect to any Real Property that is partially owned in fee and partially leased by Parent or any Subsidiary Loan Party, Owned Real Property will include only that portion of such Real Property that is owned in fee and only if (i) such portion that is owned in fee has an individual fair market value (as determined by the Dutch Borrower in good faith) of at least $10,000,000 (provided that such $10,000,000 threshold shall not be applicable in the case of Real Property that is integrally related to the ownership or operation of a Mortgaged Property or otherwise necessary for such Mortgaged Property to be in compliance with all requirements of law applicable to such Mortgaged Property) and (ii) a mortgage in favor of the Collateral Agent (for the benefit of the Secured Parties) is permitted on such portion of Real Property owned in fee by applicable law and by the terms of any lease, or other applicable document governing any leased portion of such Real Property.

“Parallel Debt” shall have the meaning assigned to such term in Section 8.02.

“Parent” shall have the meaning assigned to such term in the preamble hereto.

“Parent Entity” shall mean any direct or indirect parent of any Borrower other than Holdings.

“Participant” shall have the meaning assigned to such term in Section 9.04(c)(i).

“Participant Register” shall have the meaning assigned to such term in Section 9.04(c)(i).

“Participating Member State” shall mean each state so described in any EMU Legislation.

“Party” shall mean a party to any Loan Document.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permitted Business Acquisition” shall mean any acquisition by Dutch Borrower or any Subsidiary of all or substantially all of the assets of, or all or substantially all of the Equity Interests (other than directors’ qualifying shares) not previously held by the Dutch Borrower and its Subsidiaries in, or merger, consolidation or amalgamation with, a person or division or line of business of a person (or, unless otherwise prohibited under Section 6.04, any subsequent investment made in a person, division or line of business previously acquired in a Permitted Business Acquisition), if immediately after giving effect thereto:  (i) no Event of Default shall have occurred and be continuing or would result therefrom; (ii) all transactions related thereto shall be consummated in accordance with applicable laws; (iii) with respect to any such acquisition or investment with cash consideration in excess of $75,000,000, after giving effect to such acquisition or investment and any related transactions, Dutch Borrower shall be in compliance on a Pro Forma Basis with a Total Leverage Ratio of 6.30 to 1.00; (iv) any acquired or newly formed Subsidiary shall not be liable for any Indebtedness except for Indebtedness permitted by Section 6.01; and (v) to the extent required by Section 5.11, any person acquired in such acquisition, if acquired by Dutch Borrower, a Subsidiary Loan Party, shall be merged into Dutch Borrower or a Subsidiary Loan Party or become, following the consummation of such acquisition, in accordance with Section 5.11, a Subsidiary Loan Party.

“Permitted Cure Securities” shall mean any Qualified Equity Interests issued pursuant to the Cure Right.

“Permitted First Lien Intercreditor Agreement” shall mean, with respect to any Liens on Collateral that are intended to be secured on a pari passu basis with the Liens securing the Obligations, an intercreditor agreement the terms of which are consistent with market terms governing security arrangements for the sharing of liens on a pari passu basis at the time such intercreditor agreement is proposed to be established, as determined by the Administrative Agent and the Borrowers in the exercise of reasonable judgment.

“Permitted Holders” shall mean the collective reference to the Baazov Family, BlackRock Financial Management, Inc. (“BlackRock”), GSO Capital Partners LP (“GSO”) and any Affiliate thereof and any funds and accounts managed or sub-advised by BlackRock, GSO or its Affiliates.

“Permitted Investments” shall mean:

(a)direct obligations of the United States or any member of the European Union or any agency thereof or obligations guaranteed by the United States or any member of the European Union or any agency thereof, in each case with maturities not exceeding two years;

(b)time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States, any state thereof or any foreign country recognized by the United States having capital, surplus and undivided profits in excess of $500 million and whose long-term debt, or whose parent holding company’s long-term debt, is rated A (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(c)repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (a) above entered into with a bank meeting the qualifications described in clause (b) above;

(d)commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliated Lender) organized and in existence under the laws of the United States or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of P-1 (or higher) according to Moody’s, or A-1 (or higher) according to S&P (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(e)securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A by Moody’s (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(f)shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (a) through (e) above;

(g)money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000 million;

(h)instruments equivalent to those referred to in clauses (a) through (g) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Borrower or Subsidiary organized in such jurisdiction; and

(i)Investments of player deposits and other customer funds held in the ordinary course of business in government obligations (including securities issued or fully guaranteed by any State, commonwealth or territory of the United States or other country, or by any political subdivision or taxing authority thereof), time deposit accounts, certificates of deposit, money market deposits, commercial paper, mutual funds, exchange traded funds, and similar obligations, in each case in accordance with the internal investment guidelines established by  the Dutch Borrower and its Subsidiaries.

“Permitted Junior Intercreditor Agreement” shall mean, with respect to any Liens on Collateral that are intended to be junior to any Liens securing the Obligations, either (as the Borrowers shall elect) (x) an intercreditor agreement not materially less favorable to the Lenders vis-à-vis such junior Liens than the Intercreditor Agreement (as determined by the Borrowers in good faith) or (y) another intercreditor agreement the terms of which are consistent with market terms governing security arrangements for the sharing of liens on a junior basis at the time such intercreditor agreement is proposed to be established, as determined by the Administrative Agent and the Borrowers in the exercise of reasonable judgment.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness) (and, in the case of revolving Indebtedness being Refinanced, to effect a corresponding reduction in the commitments with respect to such revolving Indebtedness being Refinanced); provided that with respect to any Indebtedness being Refinanced:  (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions, expenses, plus an amount equal to any existing commitment unutilized thereunder and letters of credit undrawn thereunder), (b) except with respect to Section 6.01(h), the Weighted Average Life to Maturity of such Permitted Refinancing Indebtedness is greater than or equal to the shorter of (i) the Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being Refinanced that were due on or after the date that is one year following the then Latest Maturity Date were instead due on the date that is one year following the then Latest Maturity Date, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms in the aggregate that are no less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (d) if the Indebtedness being Refinanced is Indebtedness of a Borrower or a Subsidiary Loan Party, such Permitted Refinancing Indebtedness shall only be incurred by a Borrower or a Subsidiary Loan Party and by any other obligors that were obligated with respect to the Indebtedness being so Refinanced and (e) no Permitted Refinancing Indebtedness shall have greater guarantees or security than the Indebtedness being Refinanced; provided that any Indebtedness secured by a Junior Lien may be Refinanced with Indebtedness that is secured by other Junior Liens that are senior in priority to the Junior Liens securing such Indebtedness being Refinanced, so long as the Liens securing such refinancing Indebtedness are subject to intercreditor terms that, vis-à-vis the Obligations, are in the aggregate no less favorable to the Lenders than those set forth in the intercreditor agreement governing such Indebtedness being Refinanced.

“person” or “Person” shall mean any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.

“Plan” shall mean any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that, (i) is subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and (ii) to which any Borrower or any Subsidiary Loan Party or any ERISA Affiliate contributes, has an obligation to contribute, or has made contributions or had any obligation to make any contribution at any time during the immediately preceding six plan years.

“Platform” shall have the meaning assigned to such term in Section 9.17(a).

“PokerStars Fellow” shall have the meaning assigned to such term in the Merger Agreement.

“PPSA” shall mean the Personal Property Security Act of any relevant Canadian jurisdiction or the Civil Code of Quebec, as applicable.

“Pricing Grid” shall mean:

Level	First Lien Leverage Ratio	Applicable Commitment Fee
I	Greater than 3.75 to 1.00	0.50%
II	Less than or equal to 3.75 to 1.00	0.375%

For the purposes of the Pricing Grid, changes in the Applicable Commitment Fee resulting from changes in the First Lien Leverage Ratio shall become effective on the first Business Day immediately following the date of the delivery of the relevant financial statements pursuant to Section 5.04 for the first full fiscal quarter of Holdings after the Closing Date and each full fiscal quarter of Holdings thereafter (the “Adjustment Date”), and shall remain in effect until the next change to be effected pursuant to this paragraph. Each determination of the First Lien Leverage Ratio pursuant to the Pricing Grid shall be made in a manner consistent with the determination thereof pursuant to Section 6.10 (but not, for the avoidance of doubt, including any Cure Amount).  Notwithstanding the foregoing, upon and during the continuance of an Event of Default, the Applicable Commitment Fee corresponding to Level I in the Pricing Grid described above shall apply.

Notwithstanding anything to the contrary contained above in this definition or elsewhere in this Agreement, if it is subsequently determined that the First Lien Leverage Ratio set forth in any compliance certificate delivered to the Administrative Agent pursuant to Section 5.04(c) is inaccurate for any reason and the result is that the Lenders received fees for any period based on an Applicable Commitment Fee that is less than that which would have been applicable had the First Lien Leverage Ratio been accurately determined, then, for all purposes of this Agreement, the “Applicable Commitment Fee” for any day occurring within the period covered by such compliance certificate shall retroactively be deemed to be the relevant percentage as based upon the accurately determined First Lien Leverage Ratio for such period, and any shortfall in the fee theretofore paid by the Borrowers for the relevant period pursuant to this Agreement as a result of the miscalculation of the First Lien Leverage Ratio shall be deemed to be (and shall be) due and payable under the relevant provision of this Agreement at the time the fee for such period was required to be paid pursuant to said Section (and shall remain due and payable until paid in full, together with all amounts owing under Section 2.14, in accordance with the terms of this Agreement), but shall be paid for the ratable account of the Lenders at the time that such determination is made.

“primary obligor” shall have the meaning given such term in the definition of the term “Guarantee.”

“Prime Rate” shall mean the rate of interest per annum as announced from time to time by Deutsche Bank AG New York Branch as its prime rate at its principal office in New York City.

“Private Side Information” shall have the meaning assigned to such term in Section 9.17.

“Pro Forma Basis” shall mean, as to any person, for any events as described below that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the four consecutive fiscal quarter period ended on or before the occurrence of such event (the “Reference Period”):  (i) in making any determination of EBITDA, effect shall be given to any Asset Sale, any acquisition, Investment, merger, amalgamation, consolidation (including the 2014 Transactions) (or any similar transaction or transactions not otherwise permitted under Section 6.04 or 6.05 that require a waiver or consent of the Required Lenders and such waiver or consent has been obtained), any dividend, distribution or other similar payment, any designation of any Subsidiary as an Unrestricted Subsidiary and any Subsidiary Redesignation, and any restructurings of the business of the Dutch Borrower or any of its Subsidiaries that the Dutch Borrower or any of its Subsidiaries has made and/or has determined to make during the Reference Period or subsequent to such Reference Period and on or prior to or simultaneously with the date of calculation of EBITDA and are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and similar operational and other cost savings, which adjustments the Dutch Borrower determines are reasonable as set forth in a certificate of a Financial Officer of the Dutch Borrower (the foregoing, together with any transactions related thereto or in connection therewith, the “relevant transactions”), in each case that occurred during the Reference Period (or, in the case of determinations made pursuant to the definition of the term “Permitted Business Acquisition,” “Pro Forma Compliance” or pursuant to Sections 2.12(e), 6.01, 6.02, 6.03, 6.04, 6.05, 6.06, 6.07 and 6.09, occurring during the Reference Period or thereafter and through and including the date upon which the respective Permitted Business Acquisition, Subsidiary Redesignation or relevant transaction is consummated), (ii) in making any determination on a Pro Forma Basis, (x) all Indebtedness (including Indebtedness issued, incurred or assumed (including by way of a Subsidiary Redesignation) as a result of, or to finance, any relevant transactions and for which the financial effect is being calculated, whether incurred under this Agreement or otherwise, but excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes, in each case not to finance any acquisition) issued, incurred, assumed or permanently repaid during the Reference Period (or, in the case of de terminations made pursuant to the definition of the term “Permitted Business Acquisition,” “Pro Forma Compliance” or pursuant to Sections 2.12(e), 6.01, 6.02, 6.03, 6.04, 6.05, 6.06, 6.07 and 6.09, occurring during the Reference Period or thereafter and through and including the date upon which the respective Permitted Business Acquisition, Subsidiary Redesignation or relevant transaction is consummated) shall be deemed to have been issued, incurred, assumed or permanently repaid at the beginning of such period and (y) Interest Expense of such person attributable to interest on any Indebtedness, for which pro forma effect is being given as provided in preceding clause (x), bearing floating interest rates shall be computed on a pro forma basis as if the rates that would have been in effect during the period for which pro forma effect is being given had been actually in effect during such periods, and (iii) in connection with (A) any Subsidiary Redesignation then being designated, effect shall be given to such Subsidiary Redesignation and all other Subsidiary Redesignations after the first day of the relevant Reference Period and on or prior to the date of the respective Subsidiary Redesignation then being designated, collectively, and (B) any designation of a Subsidiary as an Unrestricted Subsidiary, effect shall be given to such designation and all other designations of Subsidiaries as Unrestricted Subsidiaries after the first day of the relevant Reference Period and on or prior to the date of the then applicable designation of a Subsidiary as an Unrestricted Subsidiary, collectively.

Pro forma calculations made pursuant to the definition of the term “Pro Forma Basis” shall be determined in good faith by a Responsible Officer of the Dutch Borrower and may include adjustments to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings, in each case, related to mergers and other business combinations, acquisitions and divestitures projected by the Dutch Borrower in good faith to result from actions taken or expected to be taken (in the good faith determination of the Dutch Borrower) after the date any such transaction is consummated (including, to the extent applicable, the 2014 Transactions and the Transactions),  and (2) other operating expense reductions and other operating improvements, synergies or cost savings, in each case, projected by the Borrower in good faith to result from actions either taken or commenced or expected to be taken or commenced within 12 months after the date any such transaction is consummated; provided that the amount of any adjustments pursuant to clauses (1) and (2) shall not exceed 20% of EBITDA for the Reference Period (calculated prior to giving effect to such cap).

For purposes of this definition, any amount in a currency other than Dollars will be converted to Dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Pro Forma Compliance” shall mean, at any date of determination, that Dutch Borrower and the Subsidiaries shall be in compliance, on a Pro Forma Basis after giving effect on a Pro Forma Basis to the relevant transactions (including the assumption, the issuance, incurrence and permanent repayment of Indebtedness), with the Financial Performance Covenant recomputed as at the last day of the most recently ended fiscal quarter of Dutch Borrower and the Subsidiaries for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable.

“Pro Rata Extension Offers” shall have the meaning assigned to such term in Section 2.24(a).

“Projections” shall mean the projections of Dutch Borrower and the Subsidiaries included in the Information Memorandum and any other projections and any forward-looking statements (including statements with respect to booked business) of such entities furnished to the Lenders or the Administrative Agent by or on behalf of Dutch Borrower or any of the Subsidiaries prior to the Closing Date.

“Public Lender” shall have the meaning assigned to such term in Section 9.17.

“Purchase Offer” shall have the meaning assigned to such term in Section 2.25(a).

“Qualified Equity Interests” shall mean, with respect to any Person, any Equity Interests other than Disqualified Stock.

“Real Property” shall mean, collectively, all right, title and interest (including, without limitation, any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by a Borrower or any Subsidiary Loan Party, together with, in each case, all easements, hereditaments and appurtenances relating thereto, and all improvements situated, placed or constructed upon, or fixed to or incorporated into, or which becomes a component part of or which is permanently moored to, such real property, and appurtenant fixtures incidental to the ownership or lease thereof.

“Receiver” shall have the meaning assigned to such term in Section 2.18(h).

“Recipient” shall mean the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document.

“Reference Period” shall have the meaning assigned to such term in the definition of the term “Pro Forma Basis.”

“Refinance” shall have the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” “Refinancing” and “Refinanced” shall have a meaning correlative thereto.

“Refinancing Amendment” shall have the meaning assigned to such term in Section 2.23(e).

“Refinancing Effective Date” shall have the meaning assigned to such term in Section 2.23(a).

“Refinancing Notes” shall mean any secured or unsecured notes or loans issued by the Dutch Borrower or the Borrowers (whether under an indenture, a credit agreement or otherwise) and the Indebtedness represented thereby; provided, that (a) 100% of the Net Proceeds of such Refinancing Notes are used to permanently reduce Loans and/or replace Commitments substantially simultaneously with the issuance thereof; (b) the principal amount (or accreted value, if applicable) of such Refinancing Notes does not exceed the principal amount (or accreted value, if applicable) of the aggregate portion of the Loans so reduced and/or Commitments so replaced (plus outstanding Letters of Credit, unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses); (c) the final maturity date of such Refinancing Notes is on or after the Term Facility Maturity Date or the Revolving Facility Maturity Date, as applicable, of the Term Loans so reduced or the Revolving Facility Commitments so replaced; (d) the Weighted Average Life to Maturity of such Refinancing Notes is greater than or equal to the Weighted Average Life to Maturity of the Term Loans so reduced or the Revolving Facility Commitments so replaced, as applicable; (e) the terms of such Refinancing Notes do not provide for any scheduled repayment, mandatory redemption or sinking fund obligations prior to the Term Facility Maturity Date of the Term Loans so reduced or the Revolving Facility Maturity Date of the Revolving Facility Commitments so replaced, as applicable (other than (x) in the case of notes, customary offers to repurchase or mandatory prepayment provisions upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default and (y) in the case of loans, customary amortization and mandatory and voluntary prepayment provisions which are consistent in all material respects, when taken as a whole, with those applicable to the Initial Term Loans and/or Revolving Facility Commitments, as the case may be, with such Indebtedness (if in the form of term loans) to provide that any such mandatory prepayments as a result of asset sales, events of loss, or excess cash flow, shall be shared no more than ratably with the term loans outstanding pursuant to this Agreement); (f) there shall be no borrower or issuer with respect thereto other than the Dutch Borrower and Co-Borrower, and no guarantor in respect of such Refinancing Notes that is the Parent, Holdings, any Subsidiary, any Unrestricted Subsidiary or any Affiliate of the foregoing that is not a Loan Party; (g) if such Refinancing Notes are secured by an asset of the Parent, Holdings, any Subsidiary, any Unrestricted Subsidiary or any Affiliate of the foregoing, the security agreements relating to such assets shall not extend to any assets not constituting Collateral and shall be no more favorable to the secured party or party, taken as a whole (determined by the Dutch Borrower in good faith) than the Security Documents (with such differences as are reasonably satisfactory to the Administrative Agent); (h) if such Refinancing Notes are secured, such Refinancing Notes shall be secured by all or a portion of the Collateral, but shall not be secured by any assets of the Parent or its subsidiaries other than the Collateral; and (i) Refinancing Notes that are secured by Collateral shall be subject to the provisions of a Permitted First Lien Intercreditor Agreement or a Permitted Junior Intercreditor Agreement, as applicable (and in any event shall be subject to a Permitted Junior Intercreditor Agreement if the Indebtedness being Refinanced is secured on a junior lien basis to any of the Obligations).

“Refinancing Term Lender” shall have the meaning assigned to such term in Section 2.23(b).

“Refinancing Term Loan Amendment” shall have the meaning assigned to such term in Section 2.23(c).

“Refinancing Term Loans” shall have the meaning assigned to such term in Section 2.23(a).

“Register” shall have the meaning assigned to such term in Section 9.04(b)(iv).

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Fund” shall mean, with respect to any Lender that is a fund that invests in bank or commercial loans and similar extensions of credit, any other fund that invests in bank or commercial loans and similar extensions of credit and is advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity (or an Affiliate of such entity) that administers, advises or manages such Lender.

“Related Parties” shall mean, with respect to any specified person, such person’s Affiliates and the respective directors, trustees, managers, officers, employees, representatives, agents and advisors of such person and such person’s Affiliates.

“Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, emanating or migrating in, into, onto or through the Environment.

“Relevant Party” shall have the meaning assigned to such term in Section 2.18(h).

“Remaining Present Value” shall mean, as of any date with respect to any lease, the present value as of such date of the scheduled future lease payments with respect to such lease, determined with a discount rate equal to a market rate of interest for such lease reasonably determined at the time such lease was entered into.

“Removal Effective Date” shall have the meaning assigned to such term in Section 8.10.

“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived.

“Repricing Event” shall mean any repayment, prepayment, refinancing or replacement of all or a portion of the Initial Term Loans with the proceeds of, or any conversions of Initial Term Loans into, any new or replacement tranche of term loans with an “effective yield” that is less than the “effective yield” applicable to the Initial Term Loans (in each case, as determined by the Administrative Agent consistent with generally accepted financial practice and, in any event, (x) excluding any structuring, arrangement, commitment or similar fees in connection therewith (other than any similar fees that are paid to all lenders generally in the primary syndication of such new or replacement tranche of term loans) and (y) including any upfront fees, OID or interest rate “floors” applicable to such new or replacement tranche of term loans), or (ii) any amendment to this Agreement which reduces the “effective yield” of the Initial Term Loans.

“Required Lenders” shall mean, at any time, Lenders having Term Loans and Commitments (and, if the Revolving Facility Commitments have been terminated, Revolving Facility Credit Exposures) that, taken together, represent more than 50% of the sum of the Dollar Equivalent of all Term Loans and Commitments (and, if the Revolving Facility Commitments have been terminated, Revolving Facility Credit Exposures) at such time.  The Loans, Commitments and Revolving Facility Credit Exposures of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Required Percentage” shall mean, with respect to an Excess Cash Flow Period, 50%; provided that (a) if the Total Secured Leverage Ratio at the end of the applicable Excess Cash Flow Period is less than or equal to 4.75 to 1.00 but greater than 4.00 to 1.00, such percentage shall be 25%, and (b) if the Total Secured Leverage Ratio at the end of the applicable Excess Cash Flow Period is less than or equal to 4.00 to 1.00, such percentage shall be 0%.

“Required Prepayment Date” shall have the meaning set forth in Section 2.12(d).

“Requirement of Law” shall mean, as to any person, any law, treaty, rule, regulation, statute, order, ordinance, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority, in each case applicable to or binding upon such person or any of its property or assets or to which such person or any of its property or assets is subject.

“Responsible Officer” of any person shall mean any chief executive officer, president, chief financial officer, treasurer, general counsel, or any other officer of such person, so long as and to the extent that such person has been duly authorized by the Board of Directors of such person to be responsible for the administration of this Agreement, or, with respect to a Dutch Loan Party, a member of its managing board (or any other number of managing directors as required under such entity’s organizational documents or a person authorised to represent such entity pursuant to a power of attorney).

“Restricted Payments” shall have the meaning assigned to such term in Section 6.06.

“Restricted Subsidiary” means any subsidiary of the Dutch Borrower that is not an Unrestricted Subsidiary.

“Retained Percentage” shall mean, with respect to any Excess Cash Flow Period, (a) 100% minus (b) the Required Percentage with respect to such Excess Cash Flow Period.

“Revaluation Date” shall mean (a) with respect to any Loan denominated in an Alternate Currency, each of the following: (i) each date of a Borrowing of a Eurocurrency Revolving Loan denominated in an Alternate Currency, (ii) each date of a continuation of a Eurocurrency Revolving Loan denominated in an Alternate Currency pursuant to Section 2.08, and (iii) such additional dates as the Administrative Agent shall determine or the Majority Lenders under the Revolving Facility shall require; and (b) with respect to any Letter of Credit denominated in an Alternate Currency, each of the following:  (i) each date of issuance of any such Letter of Credit, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof, (iii) each date of any payment by the L/C Issuer under any such Letter of Credit, and (iv) such additional dates as the Administrative Agent or the L/C Issuer shall determine or the Majority Lenders under the Revolving Facility shall require.

“Revolving Facility” shall mean the Revolving Facility Commitments of any Class and the extensions of credit made hereunder by the Revolving Facility Lenders of such Class.

“Revolving Facility Borrowing” shall mean a Borrowing comprised of Revolving Facility Loans of the same Class and currency.

“Revolving Facility Commitment” shall mean, with respect to each Revolving Facility Lender, the commitment of such Revolving Facility Lender to make Revolving Facility Loans pursuant to Section 2.01(c), as such commitment may be (a) reduced from time to time pursuant to Section 2.09, (b) reduced or increased from time to time pursuant to assignments by or to such Lender under Section 9.04, and (c) increased, extended or replaced as provided under Section 2.22, 2.23 or 2.24.  The initial amount of each Lender’s Revolving Facility Commitment is set forth on Schedule 2.01 attached to the Amendment Agreement, or in the Assignment and Assumption, Incremental Assumption Agreement, Extension Amendment or Refinancing Amendment pursuant to which such Lender shall have assumed its Revolving Facility Commitment, as applicable.  The aggregate amount of the Lenders’ Revolving Facility Commitments on the Amendment Effective Date is $100,000,000.  On the Amendment Effective Date, there is only one Class of Revolving Facility Commitments.  After the Amendment Effective Date, additional Classes of Revolving Facility Commitments may be added or created pursuant to Incremental Assumption Agreements, Extension Amendments or Refinancing Amendments.

“Revolving Facility Credit Exposure” shall mean, with respect to all Revolving Facility Lenders, the sum of (a) the aggregate Outstanding Amount of the Revolving Facility Loans at such time and (b) the Outstanding Amount of the L/C Obligations at such time.  The Revolving Facility Credit Exposure of any Lender at any time shall be the product of (x) such Revolving Facility Lender’s Revolving Facility Percentage and (y) the aggregate Revolving Facility Credit Exposure of all Revolving Facility Lenders, collectively, at such time.

“Revolving Facility Lender” shall mean a Lender (including an Incremental Revolving Facility Lender and a Lender providing Extended Revolving Facility Commitments or Replacement Revolving Facility Commitments) with a Revolving Facility Commitment or with outstanding Revolving Facility Loans.

“Revolving Facility Loans” shall mean loans made by a Lender pursuant to Section 2.01(c).  Unless the context otherwise requires, the term “Revolving Facility Loans” shall include the Other Revolving Loans.

“Revolving Facility Maturity Date” shall mean as the context may require, (a) with respect to the Revolving Facility in effect on the Closing Date, August 1, 2019 and (b) with respect to any other Classes of Revolving Facility Commitments, the maturity dates specified therefor in the applicable Incremental Assumption Agreement, Extension Amendment or Refinancing Amendment.

“Revolving Facility Percentage” shall mean, with respect to any Revolving Facility Lender, the percentage of the total Revolving Facility Commitments representing such Lender’s Revolving Facility Commitment.

“S&P” shall mean Standard & Poor’s Financial Services LLC.

“Sale and Lease-Back Transaction” shall have the meaning assigned to such term in Section 6.03.

“Same Day Funds” shall mean (a) with respect to disbursements and payments in Dollars, immediately available funds and (b) with respect to disbursements and payments in an Alternate Currency, same day or other funds as may be determined by the Administrative Agent or the L/C Issuer, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternate Currency.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of the Amendment Effective Date, Cuba, Iran, North Korea, Sudan, Syria and the Crimean region of the Ukraine).

“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“Second Lien Credit Agreement” shall mean the Second Lien Credit Agreement, dated as of the Closing Date, among Holdings, Parent, the Borrowers, the agents and the lenders from time to time party thereto, and Barclays Bank PLC, as administrative agent and collateral agent thereunder, as amended, restated, supplemented or otherwise modified from time to time in accordance with the Intercreditor Agreement.

“Second Lien Loan Documents” shall have the meaning assigned to the term “Loan Documents” in the Second Lien Credit Agreement.

“Second Lien Obligations” shall have the meaning assigned to such term in Section 6.09(b).

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between any Loan Party and any Agent or a Lender or an Affiliate of an Agent or a Lender  and, if not an Agent or a Lender, such person executes and delivers to the Administrative Agent a letter agreement in form and substance reasonably acceptable to the Administrative Agent pursuant to which such person (i) appoints the Collateral Agent as its agent under the applicable Loan Documents and (ii) agrees to be bound by the provisions of Sections 9.05, 9.07, 9.11 and 9.15 as if it were a Lender.

“Secured Hedge Agreement” shall mean any Hedging Agreement that is entered into by and between any Loan Party and any Agent or a Lender or an Affiliate of an Agent or a Lender  and, if not an Agent or a Lender, such person executes and delivers to the Administrative Agent a letter agreement in form and substance reasonably acceptable to the Administrative Agent pursuant to which such person (i) appoints the Collateral Agent as its agent under the applicable Loan Documents and (ii) agrees to be bound by the provisions of Sections 9.05, 9.07, 9.11 and 9.15 as if it were a Lender.

“Secured Parties” shall mean (a) the Lenders, (b) the Collateral Agent, (c) the Administrative Agent, (d) each L/C Issuer, (e) each counterparty to any Secured Cash Management Agreement and each Secured Hedge Agreement, and (f) the successors and permitted assigns of each of the foregoing.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Documents” shall mean collectively, the Canadian Security Documents, the Dutch Security Documents, the IOM Security Documents, the U.S. Security Documents and each of the security agreements, pledge agreements and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 4.02 of the Original Credit Agreement or 5.11 hereof or of the Original Credit Agreement or Section 4(p) of the Amendment Agreement, the Mortgages granted by the Loan Parties party thereto, the Intercreditor Agreement, any other intercreditor agreement entered into by the Administrative Agent or the Collateral Agent or any subagent, as applicable, pursuant to this Agreement, and the Intellectual Property Security Agreements and each of the security agreements, pledge agreements and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 4.02 or 5.11.

“Similar Business” shall mean a business, the majority of whose revenues are derived from the activities of Parent and the Subsidiaries as of the Amendment Effective Date or any business or activity that is reasonably similar, reasonably related, incidental, or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Software” shall mean computer programs, applications and software, Internet web sites and the content therein, mobile applications, and data, databases and data collections, including all object code, source code, logic, rules, definitions, models, methodologies, algorithms, derivations, updates, enhancements, customizations, diagrams, descriptions, schematics, flow-charts, and other work product used to design, plan, organize and develop, and all documentation, in each case, relating to any of the foregoing.

“Specified Representations” shall mean the representations and warranties set forth in Section 3.01, 3.02, 3.04, 3.10(b), 3.11, 3.12, 3.18, 3.20 and 3.26.

“Spot Rate” for a currency shall mean the rate determined by the Administrative Agent or the L/C Issuer, as applicable, to be the rate quoted by the person acting in such capacity as the spot rate for the purchase by such person of such currency with another currency through its principal foreign ex change trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or the L/C Issuer may obtain such spot rate from another financial institution designated by the Administrative Agent or the L/C Issuer if the person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; provided, further, that the L/C Issuer may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternate Currency.

“Statutory Reserves” shall mean the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for Eurocurrency Liabilities (as defined in Regulation D of the Board).  Eurodollar Loans shall be deemed to constitute Eurocurrency Liabilities (as defined in Regulation D of the Board) and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D.  Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness” shall mean any unsecured Indebtedness of a Loan Party incurred from time to time that is subordinated in right of payment to the Obligations and that (i) is only guaranteed by a Loan Party, (ii) is not subject to scheduled amortization, redemption, sinking fund or similar payment and does not have a final maturity, in each case, on or before the date that is six months after the Latest Maturity Date, (iii) does not include covenants or agreements that are on a whole more restrictive or onerous on any Loan Party in any material respect than the comparable covenants in this Agreement (other than covenants which do not have effect until after the Latest Maturity Date) and (iv) contains customary subordination (including customary payment blocks during a payment default under any “senior debt” designated thereunder) and turnover provisions and shall be limited to cross-payment default and cross-acceleration to other “senior debt” designated thereunder.

“subsidiary” shall mean, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any subsidiary of such Person is a controlling general partner or otherwise Controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with IFRS and, with respect to any Dutch Loan Party (in relation to any financial statements (or financial calculations with respect to any Dutch Loan Party) to be made pursuant to the terms and conditions contained herein), (i) a group company (groepsmaatschappij) as defined in Article 2:24b of the Dutch Civil Code and (ii) any company which is proportionally consolidated in the consolidated financial statements of the group of companies of which the relevant Dutch Loan Party forms part.

“Subsidiary” shall mean, unless the context otherwise requires, a direct or indirect subsidiary of Dutch Borrower.  Notwithstanding the foregoing (and except for purposes of the definition of Unrestricted Subsidiary contained herein), an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of Dutch Borrower or any of its Subsidiaries for purposes of this Agreement.

“Subsidiary Guarantee Agreement” shall mean the Subsidiary Guarantee Agreement dated as of the Closing Date as may be amended, restated, supplemented or otherwise modified from time to time, between each Subsidiary Loan Party and the Collateral Agent.

“Subsidiary Loan Party” shall mean (a) each Subsidiary that is a Wholly-Owned Subsidiary of Dutch Borrower (other than the Excluded Subsidiaries and the Subsidiaries set forth on Schedule 1.01B attached to the Original Credit Agreement) that Guarantees the Obligations on the Closing Date, or is required pursuant to Section 5.11 to Guarantee the Obligations after the Closing Date, and (b) each other Subsidiary that the Dutch Borrower elects, in its sole discretion and by notice to the Administrative Agent, to provide a Guarantee of the Obligations notwithstanding that such Guarantee is not required by Section 5.11, in each case  until released from such Guarantee in accordance with the Loan Documents.  The Subsidiary Loan Parties on the Closing Date are set forth on Schedule 1.01C attached to the Original Credit Agreement.

“Subsidiary Redesignation” shall have the meaning provided in the definition of “Unrestricted Subsidiary” contained in this Section 1.01.

“Supplier” shall have the meaning assigned to such term in Section 2.18(h).

“Swap Agreement” shall mean any agreement with respect to any swap, forward, caps, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Parent or any of the Subsidiaries shall be a Swap Agreement.

“Swap Obligation” shall mean, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“TARGET DAY” shall mean any day on which the Trans European Automated Real time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties (including stamp duties), deductions, charges (including ad valorem charges) or withholdings imposed by any Governmental Authority and any and all interest, additions to tax and penalties related thereto.

“Term Borrowing” shall mean any Initial Term Borrowing or any Borrowing of Other Term Loans.

“Term Facility” shall mean the Initial Term B Facility, the Initial Euro Term Facility and/or any or all of the Other Term Facilities.

“Term Facility Commitment” shall mean the commitment of a Term Lender to make Term Loans, including Initial Term Loans and/or Other Term Loans.

“Term Facility Maturity Date” shall mean, as the context may require, (a) with respect to the Initial Term B Facility, the Initial Term B Facility Maturity Date, (b) with respect to the Initial Euro

Term Facility, the Initial Euro Term Facility Maturity Date and (c) with respect to any other Class of Term Loans, the maturity dates specified therefor in the applicable Incremental Assumption Agreement, Extension Amendment or Refinancing Amendment.

“Term Lender” shall mean a Lender (including an Incremental Term Loan Lender, an Extended Term Loan Lender and a Replacement Term Lender) with a Term Facility Commitment or with outstanding Term Loans.

“Term Loan Installment Date” shall mean any Initial Term Loan Installment Date or any Other Term Loan Installment Date.

“Term Loans” shall mean the Initial Term Loans and/or the Other Term Loans.

“Termination Date” shall mean the date on which (a) all Commitments shall have been terminated, (b) the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document shall have been paid in full (other than in respect of contingent indemnification and expense reimbursement claims for which no claim has been made) and (c) all Letters of Credit (other than those that have been Cash Collateralized or provided other collateral support acceptable to the L/C Issuer) have been cancelled or have expired and all amounts drawn or paid thereunder have been reimbursed in full.

“Test Period” shall mean, on any date of determination, the period of four consecutive fiscal quarters of Dutch Borrower then most recently ended (taken as one accounting period) for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable.

“Threshold Amount” means as of any date of determination, $25,000,000.

“Total Debt” at any date shall mean the aggregate principal amount of Consolidated Debt of Dutch Borrower and the Subsidiaries outstanding at such date, less unrestricted cash and cash equivalents (excluding monies held by the Dutch Borrower and its Subsidiaries on behalf of customers) (determined in accordance with IFRS) of Dutch Borrower and the Subsidiaries on such date.

“Total First Lien Senior Secured Debt” at any date shall mean the aggregate principal amount of Consolidated Debt of Dutch Borrower and the Subsidiaries outstanding at such date that is then secured by Liens on property or assets of Dutch Borrower or the Subsidiaries (other than Liens that are expressly subordinated to the Liens securing the Obligations and other than Liens securing the Second Lien Loan Documents), less unrestricted cash and cash equivalents (excluding monies held by the Dutch Borrower and its Subsidiaries on behalf of customers) (determined in accordance with IFRS) of Dutch Borrower and the Subsidiaries on such date.

“Total Leverage Ratio” shall mean, on any date, the ratio of (a) Total Debt as of the last day of the Test Period most recently ended as of such date to (b) EBITDA for the Test Period most recently ended as of such date, all determined on a consolidated basis in accordance with IFRS; provided that the Total Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Total Secured Debt” at any date shall mean the aggregate principal amount of Consolidated Debt of Dutch Borrower and the Subsidiaries outstanding at such date that consists of, without duplication, (i) Capital Lease Obligations and (ii) other Indebtedness that in each case is then secured by Liens on property or assets of Dutch Borrower or the Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby), less unrestricted cash and cash equivalents (excluding monies held by the Dutch Borrower and its Subsidiaries on behalf of customers) (determined in accordance with IFRS) of Dutch Borrower and the Subsidiaries on such date.

“Total Secured Leverage Ratio” shall mean, on any date, the ratio of (a) Total Secured Debt as of the last day of the Test Period most recently ended as of such date to (b) EBITDA for the Test Period most recently ended as of such date, all determined on a consolidated basis in accordance with IFRS; provided that the Total Secured Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Transaction Costs” shall mean any fees or expenses incurred by any Loan Party or any of the Subsidiaries in connection with the 2014 Transactions, the Transactions, this Agreement and the other Loan Documents, the Second Lien Loan Documents, the Merger Agreement and the transactions contemplated hereby and thereby.

“Transaction Documents” shall mean the Merger Agreement, the Loan Documents and the Second Lien Loan Documents and all documents executed in connection therewith.

“Transactions” shall mean, collectively, (a) the execution and delivery of the Amendment Agreement; (b) the repayment of $590,000,000 of the Second Lien Obligations; and (c) the payment of all fees and expenses to be paid in connection with the foregoing.

“Type” shall mean, when used in respect of any Loan or Borrowing, the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined.  For purposes hereof, the term “Rate” shall include the Adjusted LIBO Rate and the ABR.

“Unfunded Advances/Participations” means (a) with respect to the Administrative Agent, the aggregate amount, if any (i) made available to the Borrowers on the assumption that each Lender has made available to the Administrative Agent such Lender’s share of the applicable Borrowing available to the Administrative Agent as contemplated by Section 2.07) and (ii) with respect to which a corresponding amount shall not in fact have been returned to the Administrative Agent by the Borrowers or made available to the Administrative Agent by any such Lender and (b) with respect to any L/C Issuer, the aggregate amount, if any, of amounts drawn under Letters of Credit in respect of which a Revolving Facility Lender shall have failed to make Revolving Facility Loans or L/C Advances to reimburse such L/C Issuer pursuant to Section 2.05(b).

“Unfunded Pension Liability” shall mean, as of the most recent valuation date for the applicable Plan, the excess of (1) the Plan’s actuarial present value (determined on the basis of reasonable assumptions employed by the independent actuary for such Plan for purposes of Section 412 of the Code or Section 302 of ERISA) of its benefit liabilities (as defined in Section 4001(a)(16) of ERISA) over (2) the fair market value of the assets of such Plan.

“Uniform Commercial Code” or “UCC” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “Uniform Commercial Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

“United States” or “U.S.” shall mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.05(c).

“Unrestricted Subsidiary” shall mean (1) the subsidiaries set forth on Schedule 1.01D attached to the Original Credit Agreement, (2) any Subsidiary of the Dutch Borrower designated by the Dutch Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided that Dutch Borrower shall only be permitted to so designate a new Unrestricted Subsidiary after the Closing Date so long as (a) no Default or Event of Default has occurred and is continuing or would result therefrom, (b) immediately after giving effect to such designation, Dutch Borrower shall be in Pro Forma Compliance, (c) such Unrestricted Subsidiary shall be capitalized (to the extent capitalized by the Borrowers or any of the Subsidiaries) through Investments as permitted by, and in compliance with, Section 6.04, (d) without duplication of clause (c), any assets owned by such Unrestricted Subsidiary at the time of the initial designation thereof shall be treated as Investments pursuant to Section 6.04 and (e) such Subsidiary shall have been or will promptly be designated an “unrestricted subsidiary” (or otherwise not be subject to the covenants) under the Second Lien Credit Agreement and all Permitted Refinancing Indebtedness in respect thereof and (2) any subsidiary of an Unrestricted Subsidiary.  The Dutch Borrower may designate any Unrestricted Subsidiary to be a Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) immediately after giving effect to such Subsidiary Redesignation, Dutch Borrower shall be in Pro Forma Compliance and (iii) the Dutch Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by a Responsible Officer of the Dutch Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clauses (i) and (ii), and containing the calculations and information required by the preceding clause (ii).  Any Unrestricted Subsidiary that has been redesignated a Restricted Subsidiary may not be subsequently redesignated as an Unrestricted Subsidiary.

“U.S. Collateral Agreement" shall mean the U.S. Collateral Agreement, dated as of the Closing Date, among the Co-Borrower and the Collateral Agent, as amended, restated or otherwise modified from time to time.

“U.S. Lender” shall mean any Lender or L/C Issuer, as the case may be, that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“U.S. Pledge Agreement” shall mean the U.S. Share Pledge Agreement, dated as of the Closing Date, among Parent and the Collateral Agent, as amended, restated or otherwise modified from time to time.

“U.S. Security Documents” shall mean the U.S. Collateral Agreement, the U.S. Pledge Agreement, each Intellectual Property Security Agreement, each Mortgage, the Intercreditor Agreement and each agreement or instrument governed by the laws of any state of the United States pursuant to or in connection with which a Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated or otherwise modified from time to time.

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“VAT” shall mean (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (a) or imposed elsewhere.

“Voting Stock” shall mean for any Person, Equity Interests of that Person generally entitled to vote for the election of the Board of Directors of such Person.

“Waivable Mandatory Prepayment” shall have the meaning assigned to such term in Section 2.12(d).

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, shall mean the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of any person shall mean a subsidiary of such person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) are owned by such person or another Wholly-Owned Subsidiary of such person.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Working Capital” shall mean, with respect to Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, Current Assets at such date of determination minus Current Liabilities at such date of determination; provided that, for purposes of calculating Excess Cash Flow, increases or decreases in Working Capital shall be calculated without regard to any changes in Current Assets or Current Liabilities as a result of (a) any reclassification in accordance with IFRS, of assets or liabilities, as applicable, between current and noncurrent or (b) the effects of purchase accounting.

SECTION 1.02	Terms Generally.

The definitions set forth or referred to in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  Except as otherwise expressly provided herein, any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS as in effect from time to time; provided that, if the Dutch Borrower notifies the Administrative Agent that it requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Dutch Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.  Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Account ing Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of its Subsidiaries at “fair value,” as defined therein. Further, for purposes of determining compliance with Sections 6.01, 6.02, 6.04, 6.05 and 6.07 (each, an “Applicable Covenant”) (A) any Indebtedness, Lien, Investment or other transaction (each, a “Subject Item”) need not be permitted solely by reference to one category of permitted exceptions (a “Permitted Basket”) described in such Applicable Covenant but may be permitted in part under any combination thereof and (B) in the event that any Subject Item (or any portion thereof) meets the criteria of one or more of the categories of Permitted Baskets described in such Applicable Covenant, the Borrowers shall, in their sole discretion, classify or reclassify, or later divide, classify or reclassify, such Subject Item (or any portion thereof) in any manner that complies with the Applicable Covenant and will only be required to include the amount and type (as applicable) of such Subject Item (or any portion thereof) in one of the Permitted Baskets and such Subject Item (or any portion thereof) shall be treated as having been incurred or existing pursuant to only one of such Permitted Baskets.

SECTION 1.03	Effectuation of Transactions.

Each of the representations and warranties of Parent, Holdings and the Borrowers contained in this Agreement (and all corresponding definitions) are made after giving effect to the 2014 Transactions, unless the context otherwise requires.

SECTION 1.04	Exchange Rates; Currency Equivalents.

(a)The Administrative Agent or the L/C Issuer, as applicable, shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts and Outstanding Amounts denominated in Alternative Currencies. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by Loan Parties hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent or the L/C Issuer, as applicable. No Default or Event of Default shall arise as a result of any limitation or threshold set forth in Dollars in Article VI or paragraph (f) or (j) of Section 7.01 or in any other Loan Document being exceeded solely as a result of changes in currency exchange rates from those rates applicable on the first day of the fiscal quarter in which such determination occurs or in respect of which such determination is being made.

(b)Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing, Eurocurrency Loan or Letter of Credit is denominated in an Alternate Currency, such amount shall be the relevant Alternate Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternate Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent or the L/C Issuer, as the case may be.

SECTION 1.05	Additional Alternate Currencies.

(a)The Borrowers may from time to time request that Revolving Facility Loans be made and/or Letters of Credit be issued in a currency other than Dollars or Euros; provided that such requested currency is a lawful currency (other than Dollars and Euro) that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the making of Revolving Facility Loans, such request shall be subject to the approval of the Administrative Agent; and

in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and the L/C Issuer.

(b)Any such request shall be made to the Administrative Agent not later than 11:00 a.m., 5 Business Days prior to the date of the desired Credit Event (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the L/C Issuer, in its or their sole discretion). In the case of any such request pertaining to Eurocurrency Loans, the Administrative Agent shall promptly notify each Revolving Facility Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify the L/C Issuer thereof.  Each Revolving Facility Lender (in the case of any such request pertaining to Eurocurrency Loans) or the L/C Issuer (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., 4 Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.

(c)Any failure by a Revolving Facility Lender or the L/C Issuer, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Facility Lender or the L/C Issuer, as the case may be, to permit Revolving Facility Loans to be made or Letters of Credit to be issued in such requested currency. If the Administrative Agent and all the Revolving Facility Lenders consent to making Revolving Facility Loans in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be an Alternate Currency hereunder for purposes of any Borrowings of Revolving Facility Loans; and if the Administrative Agent and the L/C Issuer consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be an Alternate Currency hereunder for purposes of any Letter of Credit issuances. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.05, the Administrative Agent shall promptly so notify the Borrower.

SECTION 1.06	Change of Currency.

Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

SECTION 1.07	Limited Condition Acquisitions.

(a)In connection with any action being taken in connection with a Limited Condition Acquisition, for purposes of determining compliance with any provision of this Agreement which requires that no Default, Event of Default or specified Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall be deemed satisfied, so long as no Default, Event of Default or specified Event of Default, as applicable, exists on the date the definitive agreements for such Limited Condition Acquisition are entered into after giving pro forma effect to such Limited Condition Acquisition and the actions to be taken in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if such Limited Condition Acquisition and other actions had occurred on such date.  For the avoidance of doubt, if the Dutch Borrower has delivered an LCA Election (as defined below), and any Default or Event of Default occurs following the date the definitive agreements for the applicable Limited Condition Acquisition were entered into and prior to the consummation of such Limited Condition Acquisition, any such Default or Event of Default shall be deemed to not have occurred or be continuing solely for purposes of determining whether any action being taken in connection with such Limited Condition Acquisition is permitted hereunder.

(b)In connection with any action being taken solely in connection with a Limited Condition Acquisition, for purposes of:

(i)determining compliance with any provision of this Agreement which requires the calculation of the First Lien Leverage Ratio, the Fixed Charge Coverage Ratio, the Total Leverage Ratio or the Total Secured Leverage Ratio, including the Financial Performance Covenant if compliance with the Financial Performance Covenant is a required test, or

(ii)testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of EBITDA or Consolidated Total Assets),

in each case, at the option of the Dutch Borrower (the Dutch Borrower’s election to exercise such option in connection with any Limited Condition Acquisition, an “LCA Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements for such Limited Condition Acquisition are entered into (the “LCA Test Date”), and if, after giving pro forma effect to the Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they had occurred at the beginning of the most recent four consecutive fiscal quarters ending prior to the LCA Test Date for which consolidated financial statements of the Dutch Borrower are available, the applicable Loan Party could have taken such action on the relevant LCA Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been complied with.  For the avoidance of doubt, if the Dutch Borrower has made an LCA Election and any of  the ratios or baskets for which compliance was determined or tested as of the LCA Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in EBITDA or Consolidated Total Assets of the Dutch Borrower or the Person subject to such Limited Condition Acquisition, at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations.  If the Dutch Borrower has made an LCA Election for any Limited Condition Acquisition, then in connection with any subsequent calculation of any ratio or basket availability with respect to the incurrence of Indebtedness or Liens, or the making of Investments or Restricted Payments, mergers, the conveyance, lease or other transfer of all or substantially all of the Collateral, the prepayment, redemption, purchase, defeasance or other satisfaction of Indebtedness, or the designation of an Unrestricted Subsidiary on or following the relevant LCA Test Date and prior to the earlier of the date on which such Limited Condition Acquisition is consummated or the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such ratio or basket shall be calculated on a pro forma basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated; provided that the calculation of Consolidated Net Income (and any defined term a component of which is Consolidated Net Income) shall not include the Consolidated Net Income of the Person or assets to be acquired in any Limited Condition Acquisition until such time as such Limited Condition Acquisition is actually consummated.

SECTION 1.08	Dutch Terms.

In this Agreement, where it refers to a Dutch Loan Party, a reference to:

(a)a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention-of-title arrangement (eigendomsyoorbehoud), a right of retention (recht van retentie), right to reclaim goods (recht van reclame), privilege (voorrecht)  and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(b)a director in relation to a Dutch Loan Party, means a managing director (bestuurder) and board of directors means its management board (bestuur);

(c)an insolvency, liquidation or administration includes a Dutch entity being declared bankrupt (failliet verklaard), being subject to emergency measures (noodregeling) or dissolved (ontbonden);

(d)a moratorium includes surseance van betaling and being subject to a moratorium includes surseance verleend;

(e)any insolvency, liquidation or administration or any steps taken in connection therewith include a Dutch entity having filed a notice under section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) or section 23 of the Sectoral Pension Fund (Obligatory Membership) Act 2000 (Wet verplichte deelneming in een bedrijf pensioenfonds 2000);

(f)a receiver or trustee in bankruptcy includes a curator;

(g)an administrator includes a bewindvoerder; and

(h)an attachment refers to an “executoriaal beslag” and attaching or taking possession of (any of those terms) includes “beslag leggen”.

SECTION 1.09	Canadian Terms.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (i) “personal property” shall be deemed to include “movable property”, (ii) “real property” shall be deemed to include “immovable property”, (iii) “tangible property” shall be deemed to include “corporeal property”, (iv) “intangible property” shall be deemed to include “incorporeal property”, (v) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim”, “reservation of ownership” and a “resolutory clause”, (vi) all references to filing, registering or recording under the UCC or PPSA shall be deemed to include publication under the Civil Code of Québec, (vii) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” hypothec as against third persons, (viii) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (ix) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (x) an “agent” shall be deemed to include a “mandatary”, (xi) “construction liens” shall be deemed to include “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”; (xii) “joint and several” shall be deemed to include “solidary”; (xiii) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (xiv) “beneficial ownership” shall be deemed to include “ownership”; (xv) “legal title” shall be deemed to include “holding title on behalf of an owner as mandatary or prête-nom”; (xvi) “easement” shall be deemed to include “servitude”; (xvii) “priority” shall be deemed to include “rank” or “prior claim”, as applicable; (xviii) “survey” shall be deemed to include “certificate of location and plan”; (xix) “state” shall be deemed to include “province”; (xx) “fee simple title” shall be deemed to include “ownership” (including ownership under a right of superficies); (xxi) “ground lease” shall be deemed to include “emphyteusis” or a “lease with a right of superficies”, as applicable; (xxii) “leasehold interest” or “leasehold estate” as a property right has no equivalent under the laws of the Province of Québec; and (xxiii) “lease” shall be deemed to include a “contract of leasing (crédit-bail)”.

ARTICLE II

THE CREDITS

SECTION 2.01	Commitments.

Subject to the terms and conditions set forth herein:

(a)On the Closing Date, (i) certain Lenders made Initial Term B-1 Loans to the Dutch Borrower in a principal amount equal to $1,750,000,000 and (ii) certain Lenders made Initial 2014 Euro Term Loans to the Dutch Borrower in a principal amount equal to €200,000,000.  On the Amendment Effective Date, the aggregate outstanding principal amount of the Initial Term B-1 Loans is $1,736,875,000.00 and the aggregate outstanding principal amount of the Initial 2014 Euro Term Loans is €198,500,000.00.

(b)Each Lender agrees, severally and not jointly, (i) to make Initial Term B-2 Loans to the Dutch Borrower on the Amendment Effective Date, to be denominated in Dollars, in a principal amount not to exceed its Initial Term B-2 Loan Commitment and (ii) to make Initial 2015 Euro Term Loans to the Dutch Borrower on the Amendment Effective Date, to be denominated in Euros, in a principal amount not to exceed its Initial 2015 Euro Term Loan Commitment.  The full amount of the Initial Term B-2 Loan Commitments and Initial 2015 Euro Term Loan Commitments must be drawn in a single drawing on the Amendment Effective Date and amounts of Term Loans borrowed under this Section 2.01(b) that are repaid or prepaid may not be reborrowed.

(c)Each Lender agrees, severally and not jointly, to make Initial Revolving Facility Loans to the Dutch Borrower from time to time during the Availability Period, to be denominated in Dollars or Euro, or, subject to Section 1.05, any other Alternate Currency, in an aggregate principal amount that will not result in (i) such Lender’s Revolving Facility Credit Exposure exceeding such Lender’s Revolving Facility Commitment or (ii) the total Revolving Facility Credit Exposure exceeding the total Revolving Facility Commitment; provided that, (x) the aggregate principal amount of Revolving Facility Loans made on the Closing Date shall not exceed $40,000,000 and (y) after giving effect to the making of any Revolving Facility Loans denominated in Euros or any other Alternate Currency, the aggregate Revolving Facility Credit Exposure denominated in Euros or an Alternate Currency shall not exceed the Dollar Equivalent of $15,000,000.  The Borrowers may borrow, prepay and reborrow Revolving Facility Loans.

(d)Each Lender having an Incremental Term Loan Commitment or an Incremental Revolving Facility Commitment agrees, subject to the terms and conditions set forth in the applicable Incremental Assumption Agreement, to make Incremental Term Loans and/or Incremental Revolving Facility Loans to the Dutch Borrower in an aggregate principal amount not to exceed its Incremental Term Loan Commitment and/or Incremental Revolving Facility Commitment, as the case may be.   Amounts of Term Loans borrowed under this Section 2.01(d) that are repaid or prepaid may not be reborrowed.

SECTION 2.02	Loans and Borrowings.

(a)Each Loan shall be made as part of a Borrowing consisting of Loans under the same Facility and of the same Type and currency made by the Lenders ratably in accordance with their respective Commitments under the applicable Facility.  The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b)Subject to Section 2.15, (x) each Borrowing shall be comprised entirely of ABR Loans or Eurocurrency Loans as the Borrowers may request in accordance herewith and (y) each Borrowing denominated in Euro shall be comprised entirely of Eurocurrency Loans as the Borrowers may request in accordance herewith. Each Lender at its option may make any ABR Loan or Eurocurrency Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that (i) any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement, (ii) such Lender shall not be entitled to any amounts payable under Section 2.16 solely in respect of increased costs or Section 2.18 resulting from such exercise and existing at the time of such exercise, (iii) each such Lender shall remain liable and responsible for the performance of all obligations assumed by any domestic or foreign branch or Affiliate of such Lender so nominated by it and (iv) the non-performance of a Lender’s obligations by any domestic or foreign branch or Affiliate of such Lender so nominated by it shall not relieve the Lender from its obligations under this Agreement.

(c)At the commencement of each Interest Period for any Eurocurrency Borrowing, such Borrowing shall be in an aggregate amount not less than the Borrowing Minimum and, in the case of a Eurocurrency Revolving Facility Borrowing, that is an integral multiple of the Borrowing Multiple.  Subject to Section 2.04(c) and Section 2.05(c), at the time that each Term Borrowing or Revolving Facility Borrowing is made, such Borrowing shall be in an aggregate amount that is not less than the Borrowing Minimum and, in the case of a Eurocurrency Revolving Facility Borrowing, that is an integral multiple of the Borrowing Multiple; provided that an ABR Revolving Facility Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Revolving Facility Commitments of such Class or that is required to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.05(e).  Borrowings of more than one Type and Class may be outstanding at the same time; provided, however, that the Borrowers shall not be entitled to request any Borrowing that, if made, would result in more than (i) 10 Eurocurrency Borrowings outstanding under all Term Facilities at any time or (ii) 10 Eurocurrency Borrowings under all Revolving Facilities at any time.

(d)Notwithstanding anything to the contrary contained herein, the initial Borrowing from any Lender and (to the extent provided before such initial Borrowing) any initial issuance of a Letter of Credit by any L/C Issuer to the Dutch Borrower shall be provided by a Lender, or, as the case may be, a L/C Issuer, that is a Non-Public Lender.

Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing of any Class if the Interest Period requested with respect thereto would end after the Revolving Facility Maturity Date or Term Facility Maturity Date for such Class, as applicable.

SECTION 2.03	Requests for Borrowings.

To request a Revolving Facility Borrowing and/or a Term Borrowing, the Dutch Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurocurrency

Borrowing, not later than 2:00 p.m., New York City time, three (3) Business Days before the date of any proposed Borrowing whether denominated in Dollars, Euro, or in an Alternate Currency (if such Alternate Currency has been approved pursuant to Section 1.05); provided that, to request a Eurocurrency Borrowing on the Amendment Effective Date, the Borrower shall notify the Administrative Agent of such request by telephone not later than 2:00 p.m. New York City time, one Business Day prior to the Amendment Effective Date or (b) in the case of an ABR Borrowing, not later than 10:00 a.m. New York City time, on the Business Day of the proposed Borrowing.  Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery, facsimile or other electronic transmission (including “.pdf” or “.tif”) to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by a Responsible Officer of the Dutch Borrower.  Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)whether such Borrowing is to be a Borrowing of Revolving Facility Loans, Initial Term Loans, Other Term Loans or Other Revolving Loans;

(ii)the aggregate amount of the requested Borrowing;

(iii)the date of such Borrowing, which shall be a Business Day;

(iv)in the case of Loans denominated in Dollars, whether such Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing;

(v)in the case of a Eurocurrency Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(vi)in the case of a Revolving Facility Borrowing, the currency in which such Borrowing is to be denominated (which shall be Dollars, Euro or any other Alternate Currency) and in the case of a Term Borrowing, whether such Borrowing is to be denominated in Dollars or Euro; and

(vii)the location and number of the applicable Borrower’s account to which funds are to be disbursed.

If no election as to the currency of any Revolving Facility Borrowing or Term Borrowing is made, then the requested Borrowing shall be made in Dollars.  If no election as to the Type of Revolving Facility Borrowing or Term Borrowing is specified, then the requested Borrowing shall be (x) an ABR Borrowing in the case of Loans denominated in Dollars or (y) a Eurocurrency Borrowing in the case of Loans denominated in Euro or any other Alternate Currency.  If no Interest Period is specified with respect to any requested Eurocurrency Borrowing, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration.  Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each applicable Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04	Reserved.
SECTION 2.05	The Letter of Credit Commitment.

(a)General.

(i)Subject to the terms and conditions set forth herein, (A) the L/C Issuer agrees, in reliance upon the agreements of the Revolving Facility Lenders set forth in this Section 2.05, (1) from time to time on any Business Day during the period from and including the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or in one or more Alternative Currencies for the account of the applicable Borrower or any Subsidiary (provided that the Borrowers shall be co-applicants, and be jointly and severally liable, with respect to each Letter of Credit issued for the account of a Subsidiary), and to amend, renew or extend Letters of Credit previously issued by it, in accordance with Section 2.05(b), and (2) to honor compliant drawings under the Letters of Credit; and (B) the Revolving Facility Lenders severally agree to participate in Letters of Credit issued for the account of the applicable Borrower or any Subsidiary and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (v) the Outstanding Amount of all L/C Obligations shall not exceed the Letter of Credit Sublimit, (w) the total Revolving Facility Credit Exposure shall not exceed the total Revolving Facility Commitments, and (x) no Lender’s Revolving Facility Credit Exposure shall exceed such Lender’s Revolving Facility Commitments, (y) the conditions set forth in Section 4.01 in respect of such issuance, amendment, renewal or extension shall have been satisfied.  Each request by the Borrowers for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrowers that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence.  Within the foregoing limits, and subject to the terms and conditions hereof, the Borrowers’ ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrowers or any Subsidiary may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any letter of credit application or other agreement submitted by Borrowers to, or entered into by the Borrowers with, the L/C Issuer relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(ii)The L/C Issuer shall not issue any Letter of Credit, if:

(A)subject to Section 2.05(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension; or

(B)the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date in the sole discretion of the L/C Issuer.

(iii)The L/C Issuer shall not be under any obligation to issue any Letter of Credit if:

(A)any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the L/C Issuer from issuing such Letter of Credit, or any Requirement of Law applicable to the L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the L/C Issuer shall prohibit, or request that the L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the L/C Issuer is not otherwise compensated hereunder) not in effect on the Amendment Effective Date, or shall impose upon the L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Amendment Effective Date and which the L/C Issuer in good faith deems material to it;

(B)the issuance of such Letter of Credit would violate one or more policies of the L/C Issuer applicable to letters of credit generally;

(C)except as otherwise agreed by the Administrative Agent and the L/C Issuer, such Letter of Credit is in an initial stated amount less than $100,000;

(D)such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(E)any Revolving Facility Lender is at such time a Defaulting Lender hereunder, unless the L/C Issuer has entered into satisfactory arrangements with the Borrowers or such Revolving Facility Lender to eliminate the L/C Issuer’s risk with respect to such Revolving Facility Lender, including the delivery of Cash Collateral, satisfactory to the L/C Issuer (in its sole discretion) with the Borrowers or such Lender to eliminate the L/C Issuer’s actual or potential Fronting Exposure (after giving effect to Section 2.05(l)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which the L/C Issuer has actual or potential Fronting Exposure, as it may elect in its sole discretion.

(iv)The L/C Issuer shall not amend any Letter of Credit if the L/C Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(v)The L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) the L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(vi)The L/C Issuer shall act on behalf of the Revolving Facility Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article VIII with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article VIII included the L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuer.

(b)Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)Each Letter of Credit shall be a sight Letter of Credit and shall be issued, amended, renewed or extended as the case may be, upon the request of the Borrowers delivered to the L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Dutch Borrower.  Such Letter of Credit Application must be received by the L/C Issuer and the Administrative Agent not later than 11:00 a.m., New York City time, at least five (5) Business Days (or such later date and time as the Administrative Agent and the L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be.  In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the L/C Issuer:  (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof (which shall not be later than the close of business on the Letter of Credit Expiration Date); (D) the name and address of the beneficiary thereof; (E)  whether the Letter of Credit is to be issued for its own account or for the account of one of its Subsidiaries (provided that the Borrowers shall be co-applicants, and therefore jointly and severally liable, with respect to each Letter of Credit issued for the account of a Subsidiary); (F) the documents to be presented by such beneficiary in case of any drawing thereunder; (G) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (H) the amount of each Letter of Credit that is, to the Borrowers’ knowledge, outstanding immediately prior to such request; and (i) such other matters as the L/C Issuer may reasonably request.  In the case of a request for an amendment, renewal or extension of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the L/C Issuer (A) the Letter of Credit to be amended, renewed or extended; (B) the proposed date of amendment, renewal or extension thereof (which shall be a Business Day); (C) the nature of the proposed amendment, renewal or extension; and (D) such other matters as the L/C Issuer may reasonably request.  Additionally, the Borrowers shall furnish to the L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance, amendment, renewal or extension including any Issuer Documents, as the L/C Issuer or the Administrative Agent may reasonably request.

(ii)Promptly after receipt of any Letter of Credit Application, the L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrowers and, if not, the L/C Issuer will provide the Administrative Agent with a copy thereof.  Unless the L/C Issuer has received written notice from any Revolving Facility Lender, the Administrative Agent or any Loan Party, at least one (1) Business Day prior to the requested date of issuance, amendment, renewal or extension of the applicable Letter of Credit, that one or more applicable conditions contained in Section 4.01 shall not then be satisfied, then, subject to the terms and conditions hereof, the L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower (or the applicable Subsidiary) or enter into the applicable amendment, renewal or extension as the case may be, in each case in accordance with the L/C Issuer’s usual and customary business practices.  Immediately upon the issuance of each Letter of Credit, each Revolving Facility Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender’s Revolving Facility Percentage times the amount of such Letter of Credit.

(iii)If the Borrowers so request in any applicable Letter of Credit Application, the L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.  Unless otherwise directed by the L/C Issuer, the Borrowers shall not be required to make a specific request to the L/C Issuer for any such extension.  Once an Auto-Extension Letter of Credit has been issued, the Revolving Facility Lenders shall be deemed to have authorized (but may not require) the L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the earlier of (i) one year from the original expiry date of such Letter of Credit and (ii) the Letter of Credit Expiration Date; provided, however, that the L/C Issuer shall not permit any such extension if (A) the L/C Issuer has determined that it would not be permitted at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) of Section 2.05(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five (5) Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Majority Lenders under the Revolving Facility have elected not to permit such extension or (2) from the Administrative Agent, any Revolving Facility Lender or the Borrowers that one or more of the applicable conditions specified in Section 4.01 is not then satisfied, and in each such case directing the L/C Issuer not to permit such extension.

(iv)If the Borrowers so request in any applicable Letter of Credit Application, an L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that permits the automatic reinstatement of all or a portion of the stated amount thereof after any drawing thereunder (each, an “Auto-Reinstatement Letter of Credit”).  Unless otherwise directed by the L/C Issuer, the Borrowers shall not be required to make a specific request to the L/C Issuer to permit such reinstatement.  Once an Auto-Reinstatement Letter of Credit has been issued, except as provided in the following sentence, the Revolving Facility Lenders shall be deemed to have authorized (but may not require) the L/C Issuer to reinstate all or a portion of the stated amount thereof in accordance with the provisions of such Letter of Credit.  Notwithstanding the foregoing, if such Auto-Reinstatement Letter of Credit permits the L/C Issuer to decline to reinstate all or any portion of the stated amount thereof after a drawing thereunder by giving notice of such non-reinstatement within a specified number of days after such drawing (the “Non-Reinstatement Deadline”), the L/C Issuer shall not permit such reinstatement if it has received a notice (which may be by telephone or in writing) on or before the day that is five (5) Business Days before the Non-Reinstatement Deadline (A) from the Administrative Agent that the Majority Lenders under the Revolving Facility have elected not to permit such reinstatement or (B) from the Administrative Agent, any Revolving Facility Lender or the Borrowers that one or more of the applicable conditions specified in Section 4.01 is not then satisfied (treating such reinstatement as an L/C Credit Extension for purposes of this clause) and, in each case, directing the L/C Issuer not to permit such reinstatement.

(v)Upon the issuance of any Letter of Credit or amendment, renewal, extension or modification to a Letter of Credit, the L/C Issuer shall promptly notify the Administrative Agent, who shall promptly notify each Revolving Facility Lender, thereof, which notice shall be accompanied by a copy of such Letter of Credit or amendment, renewal, extension or modification to a Letter of Credit and the amount of such Lender’s respective participation in such Letter of Credit pursuant to Section 2.05(c).  If the L/C Issuer is not the same person as the Administrative Agent, on the first Business Day of each calendar month, the L/C Issuer shall provide to the Administrative Agent a report listing all outstanding Letters of Credit and the amounts and beneficiaries thereof and the Administrative Agent shall promptly provide such report to each Revolving Facility Lender.

(c)Drawings and Reimbursements; Funding of Participations.

(i)Upon payment of a compliant drawing to the beneficiary of any Letter of Credit due to a compliant drawing under such Letter of Credit, the L/C Issuer shall notify the Dutch Borrower and the Administrative Agent thereof.  In the case of a Letter of Credit denominated in an Alternate Currency, the Borrower shall reimburse the L/C Issuer in Dollars unless the L/C Issuer shall have specified in such notice that it will accept reimbursement in the Alternate Currency in which such Letter of Credit was so denominated.  In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in an Alternate Currency, the L/C Issuer shall notify the Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof.  Not later than (1) 3:00 p.m., New York City time, on the date that the L/C Issuer provides notice to the Dutch Borrower of any payment by the L/C Issuer under a

Letter of Credit denominated in Dollars or the Applicable Time in the case of any Letter of Credit denominated in an Alternate Currency (if such notice is provided by 11:00 a.m. on such date) or (2) 3:00 p.m., New York City time, on the next succeeding Business Day or the Applicable Time on such next succeeding Business Day, as the case may be (if such notice is provided after 11:00 a.m., New York City time, on the date such notice is given) (each such applicable date, an “Honor Date”), the Borrowers shall reimburse the L/C Issuer (and the L/C Issuer shall promptly notify the Administrative Agent of any failure by the Borrowers to so reimburse the L/C Issuer by such time) in an amount equal to the amount of such drawing and in the applicable currency.  If the Borrowers fail to so reimburse the L/C Issuer by such time, the Administrative Agent shall promptly notify each Revolving Facility Lender of the Honor Date, the amount of the unreimbursed drawing (expressed in Dollars in the amount of the Dollar Equivalent thereof in the case of a Letter of Credit denominated in an Alternate Currency) (the “Unreimbursed Amount”), and the amount of such Lender’s Revolving Facility Percentage thereof.  In such event, the Borrowers shall be deemed to have requested a Borrowing of ABR Revolving Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum Borrowing Minimums or Borrowing Multiples, but subject to the amount of the unutilized portion of the applicable Revolving Facility Commitments and the conditions set forth in Section 4.01 (other than the delivery of a Borrowing Request).  Any notice given by the L/C Issuer or the Administrative Agent pursuant to this Section 2.05(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)Each Revolving Facility Lender shall upon any notice pursuant to Section 2.05(c)(i) make funds available to the Administrative Agent for the account of the L/C Issuer, in Dollars or in the applicable Alternate Currency, as applicable, at the Administrative Agent’s Office payments in an amount equal to its Revolving Facility Percentage of the Unreimbursed Amount not later than 2:00 p.m., New York City time, on the Business Day specified in such notice by the Administrative Agent (or, if such Revolving Facility Lender shall have received such notice later than 2:00 p.m., New York City time, on any day, not later than 11:00 a.m., New York City time, on the immediately following Business Day), whereupon, subject to the provisions of Section 2.05(c)(iii), each Revolving Facility Lender that so makes funds available shall be deemed to have made an ABR Revolving Loan to the Borrowers in such amount.  The Administrative Agent will promptly pay, in Dollars or in the applicable Alternate Currency, as applicable, to the L/C Issuer any amounts received by it from the Borrowers pursuant to the above paragraph prior to the time that any Revolving Facility Lender makes any payment pursuant to the preceding sentence and any such amounts received by the Administrative Agent from the Borrowers thereafter will be promptly remitted by the Administrative Agent to the Revolving Facility Lenders that shall have made such payments and to the L/C Issuer, as appropriate.

(iii)With respect to any Unreimbursed Amount that is not fully refinanced by a Borrowing of ABR Revolving Loans because the conditions set forth in Section 4.01 cannot be satisfied or for any other reason, the Borrowers shall be deemed to have incurred from the L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the rate specified in Section 2.14(c).  In such event, each Revolving Facility Lender’s payment to the Administrative Agent for the account of the L/C Issuer pursuant to Section 2.05(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Revolving Facility Lender in satisfaction of its participation obligation under this Section 2.05.

(iv)Until each Revolving Facility Lender funds its ABR Revolving Loan or L/C Advance pursuant to this Section 2.05(c) to reimburse the L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Revolving Facility Percentage of such amount shall be solely for the account of the L/C Issuer.

(v)Each Revolving Facility Lender’s obligation to make ABR Revolving Loans or L/C Advances to reimburse the L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.05(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any amendment, renewal or extension of any Letter of Credit; (B) any setoff, counterclaim, recoupment, defense or other right which such Revolving Facility Lender may have against the L/C Issuer, the Borrowers, any Subsidiary, or any other person for any reason whatsoever; (C) the occurrence or continuance of a Default or Event of Default; (D) the expiration, termination or cash collateralization of any Letter of Credit or (E) any other occurrence, event or condition, whether or not similar to any of the foregoing and each such payment shall be made without any offset, abatement, withholding or reduction whatsoever; provided, however, that each Lender’s obligation to make ABR Revolving Loans pursuant to this Section 2.05(c) is subject to the conditions set forth in Section 4.01 (other than delivery by the Dutch Borrower of a Borrowing Request).  No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrowers to reimburse the L/C Issuer for the amount of any payment made by the L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)If any Revolving Facility Lender fails to make available to the Administrative Agent for the account of the L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.05(c) by the time specified in Section 2.05(c)(ii), the L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent) and the Borrowers severally, on demand, interest on such amount, for each day from and including the date such amount is required to be paid in accordance with the foregoing to but excluding the date such amount is paid, to the Administrative Agent for the account of the L/C Issuer at (i) in the case of the Borrowers, the rate per annum set forth in Section 2.14(c) and (ii) in the case of such Lender, at a rate determined by the Administrative Agent in accordance with banking industry rules or practices on interbank compensation.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s ABR Revolving Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be.  A certificate of the L/C Issuer submitted to any Revolving Facility Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)Repayment of Participations.

(i)At any time after the L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Facility Lender such Revolving Facility Lender’s L/C Advance in respect of such payment in accordance with Section 2.05(c), if the Administrative Agent receives for the account of the L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrowers or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Revolving Facility Lender its Revolving Facility Percentage in Dollars and in the same funds as those received by the Administrative Agent.

(ii)If any payment received by the Administrative Agent for the account of the L/C Issuer pursuant to Section 2.05(c)(i) is required to be returned under any of the circumstances de scribed in Section 8.11 (including pursuant to any settlement entered into by the L/C Issuer in its discretion), each Revolving Facility Lender shall pay to the Administrative Agent for the account of the L/C Issuer its Revolving Facility Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Revolving Facility Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect.  The obligations of the Revolving Facility Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)Obligations Absolute.  The obligation of the Borrowers to reimburse the L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii)the existence of any claim, counterclaim, setoff, defense or other right that the Borrowers or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any person for whom any such beneficiary or any such transferee may be acting), the L/C Issuer or any other person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)any draft, demand, certificate or other document presented under such Letter of Credit that appears on its face to be valid proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)any payment by the L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the L/C Issuer under such Letter of Credit to any person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(v)any adverse change in the relevant exchange rates or in the availability of the relevant Alternate Currency to the Borrowers or any Subsidiary or in the relevant currency markets generally;

(vi)any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrowers or any Subsidiary’s obligations hereunder;

(vii)the fact that a Default or Event of Default shall have occurred and be continuing; or

(viii)any material adverse change in the business, property, results of operations, prospects or condition, financial or otherwise, of the Borrowers and the Subsidiaries.

None of the Administrative Agent, the Collateral Agent, the Lenders, the L/C Issuer or any of their Affiliates or Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the L/C Issuer.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the L/C Issuer may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.  Without limiting the generality of the foregoing, it is expressly understood and agreed that the absolute and unconditional obligation of the Borrowers hereunder to reimburse L/C Disbursements will not be excused by the gross negligence or willful misconduct of the applicable L/C Issuer.  Notwithstanding the foregoing, nothing in this paragraph shall be construed to excuse such L/C Issuer from liability to the Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by the Borrowers that are caused by such L/C Issuer’s gross negligence or willful misconduct in determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.

(f)Role of L/C Issuer.  Each Revolving Facility Lender and the Borrowers agree that, in paying any drawing under a Letter of Credit, the L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the person executing or delivering any such document.  In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)Cash Collateral.

(i)At any time that there shall exist a Defaulting Lender, within one (1) Business Day following the written request of the Administrative Agent or the L/C Issuer (with a copy to the Administrative Agent), the Borrowers shall Cash Collateralize the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 2.05(l) and any Cash Collateral provided by such Defaulting Lender) in an amount equal to 103% of the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender.

(ii)The Borrowers, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of the L/C Issuer, and agrees to maintain, a first priority security interest in all such Cash Collateral and proceeds thereof as security for the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations, to be applied pursuant to clause (iii) below.  If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the L/C Issuer as herein provided, or that the total amount of such Cash Collateral is less than 103% of the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender, the Borrowers will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender).

(iii)Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.05(g) or Section 2.26 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(iv)Cash Collateral (or the appropriate portion thereof) provided to reduce the L/C Issuer’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.05(g) following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and the L/C Issuer that there exists excess Cash Collateral.

(v)Upon the request of the Administrative Agent if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Borrowers shall promptly Cash Collateralize the then Outstanding Amount of all L/C Obligations.

(vi)If any Event of Default shall occur and be continuing, on the Business Day that Dutch Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Revolving Facility Lenders holding participations in outstanding Letters of Credit representing greater than 50% of the aggregate undrawn amount of all outstanding Letters of Credit) demanding the deposit of Cash Collateral pursuant to this paragraph, the Borrowers shall deposit on terms and in accounts reasonably satisfactory to the Collateral Agent, in the name of the Collateral Agent and for the benefit of the Revolving Facility Lenders, an amount in cash equal to the Letter of Credit Commitment as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such Cash Collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrowers described in Section 7.01(h).  Funds so deposited shall be applied by the Collateral Agent to reimburse the L/C Issuer for L/C Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of outstanding reimbursement Obligations or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Facility Lenders holding participations in outstanding Letters of Credit representing greater than 50% of the aggregate undrawn amount of all Letters of Credit), be applied to satisfy other Obligations of the Borrowers under this Agreement.  If the Borrowers are required to provide an amount of Cash Collateral under this Section 2.05(g) as a result of the occurrence of an Event of Default, such amount plus any accrued interest or realized profits with respect to such amounts (to the extent not applied as aforesaid) shall be returned to the Dutch Borrower within three (3) Business Days after all Events of Default have been cured or waived.

(vii)For purposes of this Section 2.05, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the L/C Issuer and the Revolving Facility Lenders, as collateral for the L/C Obligations, or obligations of the Revolving Facility Lenders to fund participations in respect of the L/C Obligations, cash or deposit account balances or, if the Administrative Agent and the L/C Issuer shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the L/C Issuer.”  “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

(h)Applicability of ISP and UCP.  Unless otherwise expressly agreed by the L/C Issuer and the Borrowers when a Letter of Credit is issued, (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(i)Conflict with Issuer Documents.  In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(j)Letters of Credit Issued for Subsidiaries.  Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrowers shall be jointly and severally liable and obligated to reimburse the L/C Issuer hereunder for any and all drawings under such Letter of Credit.  The Borrowers hereby acknowledge that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Borrowers, and that the Borrowers’ business derives substantial benefits from the businesses of such Subsidiaries.

(k)Additional L/C Issuers.  From time to time, the applicable Borrower may by notice to the Administrative Agent with the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) and the applicable Revolving Facility Lender designate such Revolving Facility Lender (in addition to Deutsche Bank) to act as an L/C Issuer hereunder.  In the event that there shall be more than one L/C Issuer hereunder, each reference to “the L/C Issuer” hereunder with respect to any L/C Issuer shall refer to the person that issued such Letter of Credit and each such additional L/C Issuer shall be entitled to the benefits of this Agreement as an L/C Issuer to the same extent as if it had been originally named as the L/C Issuer hereunder.  Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, each L/C Issuer (other than Deutsche Bank) will also deliver to the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(l)Reallocation of Applicable Percentages to Reduce Fronting Exposure.  During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Sections 2.04 and 2.05, the “Revolving Facility Percentage” of each non-Defaulting Lender shall be computed without giving effect to the Commitment of that Defaulting Lender; provided that, (i) each such reallocation shall be given effect only to the extent that the conditions set forth in Section 4.01 are satisfied at the time of such reallocation (and, unless the Borrowers shall have otherwise notified the Administrative Agent at such time, the Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (ii) the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit shall not exceed the positive difference, if any, of (1) the Commitment of that non-Defaulting Lender minus (2) the aggregate Revolving Facility Credit Exposure of that non-Defaulting Lender.  If the reallocation described above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to it hereunder or under law, Cash Collateralize the L/C Issuer’s Fronting Exposure in accordance with the procedures set forth in Section 2.05(g).  If the reallocation described above can be effected, the Borrowers shall not be required to Cash Collateralize the L/C Issuer’s Fronting Exposure in accordance with the procedures set forth in Section 2.05(g).  No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(m)Resignation or Removal of the L/C Issuer.  The L/C Issuer may resign as L/C Issuer hereunder at any time upon at least 30 days’ prior notice to the Lenders, the Administrative Agent and the Borrowers.  The L/C Issuer may be replaced at any time by written agreement among the Borrowers, the Administrative Agent, the Collateral Agent, the replaced L/C Issuer and the successor L/C Issuer.  The Administrative Agent shall notify the Lenders of any such replacement of the L/C Issuer.  At the time any such resignation of the L/C Issuer shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the retiring L/C Issuer pursuant to Section 2.13(b).  From and after the effective date of any such resignation or replacement, (i) the successor L/C Issuer shall have all the rights and obligations of the L/C Issuer under this Agreement with respect to Letters of Credit to be issued by it thereafter and (ii) references herein to the term “L/C Issuer” shall be deemed to refer to such successor or to any previous L/C Issuer, or to such successor and all previous L/C Issuers, as the context shall require.  After the resignation or replacement of an L/C Issuer, the replaced L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit.

(n)Letters of Credit on the Amendment Effective Date.  All Letters of Credit outstanding under the Original Credit Agreement on the Amendment Effective Date shall remain outstanding hereunder on the terms set forth (it being understood that Deutsche Bank shall be under no obligation to  amend or renew any such Letter of Credit except as set forth herein).

SECTION 2.06	[Reserved].
SECTION 2.07	Funding of Borrowings.

(a)Each Lender shall make each Term Loan or Revolving Facility Loan to be made by it hereunder available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office not later than 1:00 p.m., New York City time in the case of any Loan denominated in Dollars or Euro, and not later than the Applicable Time specified by the Administrative Agent in the case of any Revolving Facility Loan denominated in any other Alternate Currency, in each case, on the Business Day specified in the applicable Borrowing Request.  The Administrative Agent will make such Loans available to the Dutch Borrower by promptly crediting the amounts so received, in like funds, to an account of the Dutch Borrower as specified in the Borrowing Request; provided, however, that if, on the date the Borrowing Request with respect to a Revolving Facility Borrowing is given by the Dutch Borrower, there are L/C Borrowings outstanding, then the proceeds of such Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and, second, shall be made available to the applicable Borrower as provided above.

(b)Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Loans (or, in the case of any Borrowing of ABR Loans, prior to 12:00 noon, New York City time, on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.07(a) (or, in the case of a Borrowing of ABR Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.07(a)) and may, in reliance upon such assumption, make available to the Dutch Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally (and jointly and severally with respect to the Borrowers) agree to pay to the Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrowers, the interest rate applicable to ABR Loans under the applicable Facility.  If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by the Borrowers for such period.  If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing.  Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.08	Type; Interest Elections.

(a)Each Borrowing of Revolving Facility Loans or Term Loans initially shall be of the Type, and under the applicable Class, specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing, shall have an initial Interest Period as specified in such Borrowing Request.  Thereafter, the Dutch Borrower may elect to convert such Borrowing to a different Type (to the extent such Borrowing is denominated in Dollars) or to continue such Borrowing and, in the case of a Eurocurrency Borrowing, may elect Interest Periods therefor, all as provided in this Section; provided that except as otherwise provided herein, a Eurocurrency Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Loan.  The Borrowers may elect different options with respect to different portions of the affected Revolving Facility Borrowing or Term Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.  The Initial Term B-2 Loans shall have the same Interest Periods as in effect for the Initial Term B-1 Loans on the Amendment Effective Date.  The Initial 2015 Euro Term Loans shall have the same Interest Periods as in effect for the Initial 2014 Euro Term Loans on the Amendment Effective Date.

(b)To make an election pursuant to this Section, the Dutch Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election.  Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery, facsimile or other electronic transmission (including “.pdf” or “.tif”) to the Administrative Agent of a written Interest Election Request in the form of Exhibit C to the Original Credit Agreement and signed by a Responsible Officer of the applicable Borrower.

(c)Each telephonic and written Interest Election Request shall be irrevocable and shall specify the following information in compliance with Section 2.02:

(i)the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)whether the resulting Borrowing is to be an ABR Borrowing (solely to the extent such Borrowing is denominated in Dollars) or a Eurocurrency Borrowing; and

(iv)if the resulting Borrowing is a Eurocurrency Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.

If any such Interest Election Request requests a Eurocurrency Borrowing but does not specify an Interest Period, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration.

(d)Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender to which such Interest Election Request relates of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)If the Dutch Borrower fails to deliver a timely Interest Election Request with respect to a Eurocurrency Borrowing denominated in Dollars prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing; provided that any Loan denominated in an Alternate Currency shall instead be continued as a Eurocurrency Borrowing with an Interest Period of one month’s duration.  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the written request (including a request through electronic means) of the Required Lenders, so notifies the Dutch Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurocurrency Borrowing and (ii) unless repaid, each Eurocurrency Borrowing shall (A) in the case of such a Borrowing made in Dollars, be converted to an ABR Borrowing at the end of the Interest Period applicable thereto and (B) in the case of such a Borrowing made in an Alternate Currency be continued as a Eurocurrency Borrowing with an Interest Period of one month’s duration.

SECTION 2.09	Termination and Reduction of Commitments.

(a)Unless previously terminated, (i) the Revolving Facility Commitments of each Class shall terminate on the applicable Revolving Facility Maturity Date for such Class, (ii) on the Amendment Effective Date (after giving effect to the funding of the Initial Term B-2 Loans to be made on such date), the Initial Term B-2 Loan Commitments of each Term Lender as of the Amendment Effective Date and (iii) on the Amendment Effective Date (after giving effect to the funding of the Initial 2015 Euro Term Loans to be made on such date), the Initial 2015 Euro Term Loan Commitments of each Term Lender as of the Amendment Effective Date, shall terminate.

(b)The Dutch Borrower may at any time, without penalty or premium, terminate, or from time to time reduce the Revolving Facility Commitments of any Class; provided that (i) each such reduction of the Revolving Facility Commitments of any Class shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000 (or, if less, the remaining amount of the Revolving Facility Commitments of such Class) and (ii) the Dutch Borrower shall not terminate or reduce the Revolving Facility Commitments of such Class if, after giving effect to any concurrent prepayment of the Revolving Facility Loans in accordance with Section 2.12, the total Revolving Facility Credit Exposure of such Class would exceed the total Revolving Facility Commitments of such Class.

(c)The Dutch Borrower shall notify the Administrative Agent of any election to terminate or reduce the Revolving Facility Commitments of such Class under clause (b) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction (or such shorter period acceptable to the Administrative Agent), specifying such election and the effective date thereof.  Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Lenders of the contents thereof.  Each notice delivered by the Dutch Borrower pursuant to this Section shall be irrev ocable; provided that a notice of termination or reduction of all of the Revolving Facility Commitments of any Class delivered by the Dutch Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, indentures or similar agreements or other transactions refinancing all or any portion of such Revolving Facility Commitments, in which case such notice may be revoked by the Dutch Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.  Any termination or reduction of the Commitments of any Class shall be permanent.  Each reduction of the Commitments shall be made ratably among the applicable Lenders in accordance with their respective Commitments of such Class.

SECTION 2.10	Repayment of Loans; Evidence of Debt.

(a)Each Borrower hereby jointly and severally unconditionally promises to pay (i) to the Administrative Agent for the account of each Revolving Facility Lender the then unpaid principal amount of each Revolving Facility Loan on the Revolving Facility Maturity Date applicable to such Revolving Facility Loans and (ii) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Term Loan of such Lender as provided in Section 2.11.

(b)Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Facility Class, Type and currency thereof, and the Interest Period (if any) applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e)Any Lender may request that Loans made by it be evidenced by a promissory note (a “Note”).  In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent and reasonably acceptable to the Dutch Borrower.  Thereafter, unless otherwise agreed to by the applicable Lender, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.11	Repayment of Term Loans and Revolving Facility Loans.

(a)Subject to the other clauses of this Section 2.11,

(i)The Borrowers shall repay to the Administrative Agent, for the ratable account of the applicable Term Lenders (which Term Lenders shall include, for the avoidance of doubt, Term Lenders holding Initial Term B-1 Loans, Initial Term B-2 Loans and Initial Euro Term Loans), in consecutive, quarterly installments on the last Business Day of each March, June, Sep tember and December, commencing on September 30, 2015 (each such Business Day, an “Initial Term Loan Installment Date”), an aggregate principal amount equal to 0.25% of the product of the sum of (I) the aggregate principal amount of all Initial Term B Loans and Initial Euro Term Loans on the Closing Date and (II) the aggregate principal amount of the Initial Term B-2 Loans and Initial 2015 Euro Term Loans on the Amendment Effective Date (each such scheduled installment payment, including the final installment payment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable, an “Initial Term Loan Repayment Amount”), with the final installment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable, equal to the remaining Outstanding Amount of the Initial Term Loans.  In the event that any Loans are prepaid by the Borrowers pursuant to Section 2.25, then the Initial Term Loan Repayment Amounts (other than the final installment payment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable) that were outstanding prior to and that remain outstanding after such prepayment pursuant to Section 2.25 will not be reduced by such prepayment);

(ii)in the event that any Other Term Loans are made, the Borrowers shall repay such Other Term Loans on the dates and in the amounts set forth in the related Incremental Assumption Agreement, Extension Amendment or Refinancing Amendment (each such date being referred to as an “Other Term Loan Installment Date”); and

(iii)to the extent not previously paid, outstanding Term Loans shall be due and payable on the applicable Term Facility Maturity Date.

(b)To the extent not previously paid, all outstanding Revolving Facility Loans shall be due and payable on the Revolving Facility Maturity Date.

(c)Prepayment of the Loans from:

(i)Net Proceeds pursuant to Section 2.12(b) and Excess Cash Flow pursuant to Section 2.12(c) shall be applied to the prepayment of Term Loans pro rata among each Term Facility, with the application thereof being applied to the remaining installments thereof as directed by the Dutch Borrower, or, if not so directed, in direct order of maturity; provided that subject to the pro rata application to Loans outstanding within any Class of Term Loans, the Borrowers may allocate such prepayment in their sole discretion among the Class or Classes of Term Loans as the Dutch Borrower may specify; provided, further, however, that no payment shall be made on any Term Loan without providing for at least a pro rata payment of the Initial Term B-1 Loans and Inital 2014 Euro Term Loans substantially concurrently with such payment.  Notwithstanding anything herein to the contrary, in the event there are no Term Loans outstanding, all Net Proceeds pursuant to Section 2.12(b) (1) and Excess Cash Flow pursuant to Section 2.12(c) shall be applied first to prepay outstanding Revolving Facility Loans (without a corresponding permanent reduction of Revolving Facility Commitments), second to Cash Collateralize outstanding Letters of Credit (without a corresponding permanent reduction of Revolving Facility Commitments) and third, subject to Section 6.09, as required by the Second Lien Credit Agreement or if such agreement or Permitted Refinancing Indebtedness is no longer outstanding, such amounts may be retained by the Borrowers for any purpose not prohibited by this Agreement.

(ii)Any optional prepayments of the Term Loans pursuant to Section 2.12(a) shall be applied to the remaining installments of the Term Loans as the Dutch Borrower may direct under the applicable Class or Classes as the Dutch Borrower may direct.

(d)Any mandatory prepayment of Term Loans pursuant to Section 2.12(b) or (c) shall be applied as set forth in clauses (c)(i) above, irrespective of whether such outstanding Term Loans are ABR Loans or Eurocurrency Loans; provided that if no Lenders exercise the right to waive a given mandatory prepayment of the Term Loans pursuant to Section 2.12(d), then, with respect to such mandatory prepayment, prior to the repayment of any Term Loan, the Dutch Borrower may select the Borrowing or Borrowings to be repaid and shall notify the Administrative Agent by telephone (confirmed by hand delivery, facsimile or other electronic transmission (including “.pdf” or “.tif”)) of such selection not later than 1:00 p.m., New York City time, (i) in the case of an ABR Borrowing, one (1) Business Day before the scheduled date of such repayment and (ii) in the case of a Eurocurrency Borrowing, three (3) Business Days before the scheduled date of such repayment.

SECTION 2.12	Prepayment of Loans.

(a)The Borrowers shall have the right at any time and from time to time to prepay any Loan in whole or in part (subject to the requirements of this Section and Section 2.17) in an aggregate principal amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the amount outstanding, upon prior notice to the Administrative Agent by telephone (confirmed by hand delivery, facsimile or other electronic transmission (including “.pdf” or “.tif”)) (x) in the case of an ABR Loan, not later than 10:00 a.m., New York City time, on the Business Day of prepayment, (y) in the case of Eurocurrency Loans denominated in Dollars or Euro, not later than 2:00 p.m., New York City time, three (3) Business Days prior to the date of prepayment and (z) in the case of a Eurocurrency Revolving Loan denominated in an Alternate Currency (other than Euro), not less than four (4) Business Days prior to the date of prepayment, which notice shall be irrevocable except to the extent conditioned on a refinancing of all or any portion of the Facilities.  Each such notice shall be signed by a Responsible Officer of the Dutch Borrower and shall specify the date and amount of such prepayment and the Class(es) and the Type(s) of Loans to be prepaid and, if Eurocurrency Loans are to be prepaid, the Interest Period(s) of such Loans.  The Administrative Agent will promptly notify each applicable Lender of its receipt of each such notice, and of the amount of such Lender’s pro rata share of such prepayment.  Each optional prepayment of any Loan pursuant to this Section 2.12(a) shall be made without premium or penalty except that if any Repricing Event occurs prior to the date occurring six months after the Amendment Effective Date, the Borrowers jointly and severally agree to pay to the Administrative Agent, for the ratable account of each Term Lender with Initial Term Loans that are subject to such Repricing Event (including any Term Lender which is replaced pursuant to Section 2.20 as a result of its refusal to consent to an amendment giving rise to such Repricing Event), a prepayment premium in an amount equal to 1.00% of the aggregate principal amount of the Initial Term Loans subject to such Repricing Event.

(b)The Borrowers shall apply (1) all Net Proceeds (other than Net Proceeds of the kind described in the following clause (2)) within five (5) Business Days after receipt thereof to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.11 and (2) all Net Proceeds from any issuance or incurrence of Refinancing Notes, Refinancing Term Loans and Replacement Revolving Facility Commitments (other than solely by means of extending or renewing then existing Refinancing Notes, Refinancing Term Loans and Replacement Revolving Facility Commitments without resulting in any Net Proceeds), no later than three (3) Business Days after the date on which such Refinancing Notes, Refinancing Term Loans and Replacement Revolving Facility Commitments are issued or incurred, to prepay Term Loans and/or Revolving Facility Commitments in accordance with Section 2.23 and the definition of “Refinancing Notes” (as applicable).

(c)Not later than five (5) Business Days after the date on which the annual financial statements are delivered under Section 5.04(a) with respect to each Excess Cash Flow Period, the Borrowers shall calculate Excess Cash Flow for such Excess Cash Flow Period and shall apply an amount equal to (i) the Required Percentage of such Excess Cash Flow, minus (ii) the sum of (A) the amount of any voluntary prepayments of principal of Term Loans and the Second Lien Obligations made with the proceeds of internally generated cash during such Excess Cash Flow Period  (in each case, excluding prepayments made with the proceeds of any Indebtedness (other than the Indebtedness consisting of the Initial Term B-2 Loans and the Initial 2015 Euro Term Loans), issuances of Equity Interests, Net Proceeds, the Cumulative Credit (in the case of the Cumulative Retained Excess Cash Flow Amount, only to the extent attributable to a time prior to such Excess Cash Flow Period) or Excluded Contributions) and Transaction Costs incurred in connection with the Transactions,  and (B) the amount of any permanent voluntary reductions during such Excess Cash Flow Period of Revolving Facility Commitments to the extent that an equal amount of Revolving Facility Loans was simultaneously repaid, to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.11.  Not later than the date on which the payment is required to be made pursuant to the foregoing sentence for each applicable Excess Cash Flow Period, the Borrowers will deliver to the Administrative Agent a certificate signed by a Financial Officer of the Dutch Borrower setting forth the amount, if any, of Excess Cash Flow for such fiscal year and the calculation thereof in reasonable detail.

(d)Anything contained herein to the contrary notwithstanding, in the event the Borrowers are required to make any mandatory prepayment (a “Waivable Mandatory Prepayment”) of the Term Loans, not later than 1:00 p.m., New York City time, three (3) Business Days prior to the date (the “Required Prepayment Date”) on which the Borrowers elect (or are otherwise required) to make such Waivable Mandatory Prepayment, the Dutch Borrower shall notify Administrative Agent of the amount of such prepayment, and Administrative Agent will promptly thereafter notify each Lender holding an outstanding Term Loan of the amount of such Lender’s pro rata share of such Waivable Mandatory Prepayment and such Lender’s option to refuse such amount.  Each such Lender may exercise such option by giving written notice to the Administrative Agent of its election to do so not later than 1:00 p.m., New York City time, the second Business Day prior to the Required Prepayment Date (it being understood that any Lender which does not notify the Administrative Agent of its election to exercise such option on or before the first Business Day prior to the Required Prepayment Date shall be deemed to have elected, as of such date, not to exercise such option).  On the Required Prepayment Date, the Borrowers shall pay to the Administrative Agent the amount of the Waivable Mandatory Prepayment less the amount of the Declined Proceeds, which amount shall be applied by the Administrative Agent to prepay the Term Loans of those Lenders that have elected to accept such Waivable Mandatory Prepayment (which prepayment shall be applied to the scheduled installments of principal of the Term Loans in the applicable Class(es) of Term Loans in accordance with paragraphs (c) and (d) of Section 2.11).  The portion of the Waivable Mandatory Prepayment otherwise payable to those Lenders that have elected to exercise such option and decline such Waivable Mandatory Prepayment (such declined amounts, the “Declined Proceeds”) shall be applied as required under the Second Lien Credit Agreement, or if such agreement or Permitted Refinancing Indebtedness in respect thereof is no longer outstanding, such amounts may be retained by the Borrowers and used for any purpose not prohibited by this Agreement.

(e)In the event that the aggregate amount of Revolving Facility Credit Exposure of any Class exceeds the total Revolving Facility Commitments of such Class (other than solely as a result of changes in currency exchange rates), the Borrowers shall prepay Revolving Facility Borrowings of such Class (or, if no such Borrowings are outstanding, provide Cash Collateral in respect of outstanding Letters of Credit pursuant to Section 2.05(g)) in an aggregate amount equal to such excess.

(f)If solely as a result of changes in currency exchange rates, on any Revaluation Date, the Dollar Equivalent of the total Revolving Facility Credit Exposure of any Class exceeds the total Revolving Facility Commitments of such Class, the Borrowers shall, at the request of the Administrative Agent (provided, that such a request shall be deemed to have been made if the Dollar Equivalent of the total Revolving Facility Credit Exposure of the respective Class is more than 105% of the total Revolving

Facility Commitments of such Class (on any Revaluation Date), within 5 days of such Revaluation Date (A) prepay Revolving Facility Borrowings or (B) provide Cash Collateral pursuant to Section 2.05(g), in an aggregate amount such that the applicable exposure does not exceed the applicable commitment set forth above.

SECTION 2.13	Fees.

(a)Subject to Section 2.13(c), the Borrowers agree jointly and severally to pay to each Revolving Facility Lender, through the Administrative Agent, on the date that is the last Business Day of each March, June, September and December in each year, and the date on which the Revolving Facility Commitments of all the Revolving Facility Lenders shall be terminated as provided herein, a commitment fee (the “Commitment Fee”) in Dollars on the daily amount of the Available Unused Commitment of such Lender under the Revolving Facility during the preceding quarter (or other period commencing with the Closing Date or ending with the date on which the last of the Revolving Facility Commitments of such Lender shall be terminated) at a rate equal to the Applicable Commitment Fee.  All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.  The Commitment Fee due to each Revolving Facility Lender shall commence to accrue on the Closing Date and shall cease to accrue on the date on which the last of the Commitments of such Revolving Facility Lender shall be terminated as provided herein.

(b)The Borrowers from time to time jointly and severally agree to pay (i) to each Revolving Facility Lender, through the Administrative Agent, on the date that is the last Business Day of each March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a fee in Dollars (an “L/C Participation Fee”) on such Lender’s Revolving Facility Percentage of the daily aggregate Outstanding Amount of L/C Obligations (excluding the portion thereof attributable to Unreimbursed Amounts in respect of Letters of Credit) during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Revolving Facility Maturity Date or the date on which the applicable Revolving Facility Commitments  of such Class shall be terminated) at the rate per annum equal to the Applicable Margin for Eurocurrency Revolving Facility Borrowings of such Class effective for each day in such period; provided, however, any L/C Participation Fee otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the L/C Issuer, shall be payable, to the maximum extent permitted by applicable law, to the other Lenders in accordance with the upward adjustments in their respective Revolving Facility Percentage allocable to such Letter of Credit pursuant to Section 2.05(l), with the balance of such fee, if any, payable to the L/C Issuer for its own account and (ii) to each L/C Issuer, for its own account on the date that is the last Business Day of each March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a fronting fee in Dollars in respect of each Letter of Credit issued by such L/C Issuer for the period from and including the date of issuance of such Letter of Credit to and including the termination of such Letter of Credit, computed at a rate equal to 0.125% per annum of the daily stated amount of such Letter of Credit), plus (y) in connection with the issuance, amendment or transfer of any such Letter of Credit or any drawing thereunder, such L/C Issuer’s customary documentary and processing fees and charges (collectively, “L/C Issuer Fees”).  All L/C Participation Fees and L/C Issuer Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

(c)During the period commencing at the time any Lender became a Defaulting Lender until such time, if any, as such Lender is no longer a Defaulting Lender, no Commitment Fee shall accrue with respect to any of the applicable Revolving Facility Commitments of such Defaulting Lender.  Any Commitment Fees owing to any Defaulting Lender which accrued during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall be deferred and shall be payable only if and when such Lender is no longer a Defaulting Lender.

(d)The Borrowers jointly and severally agree to pay to the Administrative Agent, for the account of the Administrative Agent, the “First Lien Administrative Agent Fee” as set forth in the Fee Letter (the “Administrative Agent Fees”).

(e)All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that L/C Issuer Fees shall be paid directly to the applicable L/C Issuers and Administrative Agent Fees shall be for the account of the Administrative Agent.  Once paid, none of the Fees shall be refundable under any circumstances.

SECTION 2.14	Interest.

(a)The Loans comprising each ABR Borrowing shall bear interest at (i) ABR plus (ii) the Applicable Margin.

(b)The Loans comprising each Eurocurrency Borrowing shall bear interest at (i) the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus (ii) the Applicable Margin.

(c)Notwithstanding the foregoing, if any principal of or interest on any Loan or any Fees or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.00% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2.00% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section; provided that this paragraph (c) shall not apply to any Event of Default that has been waived by the Lenders pursuant to Section 9.08.

(d)Accrued interest on each Loan shall be payable in arrears (i) on each Interest Payment Date for such Loan, (ii) in the case of Revolving Facility Loans, upon termination of the applicable Revolving Facility Commitments and (iii) in the case of the Term Loans, on the applicable Term Facility Maturity Date; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, and (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the Revolving Facility Maturity Date), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(e)Except as otherwise specifically provided for herein, all interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest computed by reference to the ABR at times when the ABR is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and (ii) in the case of interest in respect of Eurocurrency Loans denominated in Alternative Currencies as to which market practice (as reasonably determined by the Administrative Agent) differs from the foregoing, such interest will be calculated in accordance with such market practice, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable ABR or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.15	Alternate Rate of Interest.

If prior to the commencement of any Interest Period for a Eurocurrency Borrowing:

(a)the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period with respect to a Dollar or Euro Borrowing; or

(b)the Administrative Agent determines or is advised in writing by the Required Lenders or the Majority Lenders under the Revolving Facility that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Dutch Borrower and the applicable Lenders by telephone or facsimile or other electronic transmission (including “.pdf” or “.tif”) as promptly as practicable thereafter and, until the Administrative Agent notifies the Dutch Borrower and the applicable Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurocurrency Borrowing denominated in the applicable currency shall be ineffective and (A) in the case of any Borrowing denominated in Dollars, on the last day of the Interest Period applicable thereto such Borrowing shall be converted to or continued as an ABR Borrowing and (B) in the case of any Revolving Facility Borrowing denominated in an Alternate Currency, such Borrowing shall be repaid at the end of the then current Interest Period, and (ii) (x) if any Borrowing Request requests a Eurocurrency Borrowing in Dollars, such Borrowing shall be made as an ABR Borrowing and (y) if any Borrowing Request requests a Borrowing denominated in Euro, then such Borrowing shall be made as a Eurocurrency Borrowing with the rate thereof denominated in accordance with the definition of “Adjusted LIBO Rate”.

SECTION 2.16	Increased Costs.

(a)If any Change in Law shall:

(i)impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or L/C Issuer;

(ii)subject any Recipient to any Taxes (except for (A) Indemnified Taxes or Other Taxes indemnifiable under Section 2.18 or (B) any Excluded Taxes) on or in respect of any Loan Documents or any loans, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)impose on any Lender or the L/C Issuer or the London interbank market any other condition affecting this Agreement or Eurocurrency Loans made by such Lender or any Letter of Credit or participation therein not relating to Taxes; and

the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Loan (or any Loan in the case of clause (ii) above) or of maintaining its obligation to make any such Loan or to increase the cost to such Lender or L/C Issuer of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or L/C Issuer hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender or L/C Issuer, as applicable, such additional amount or amounts as will compensate such Lender or L/C Issuer, as applicable, for such additional costs incurred or reduction suffered.

(b)If any Lender or L/C Issuer determines that any Change in Law regarding liquidity or capital requirements has or would have the effect of reducing the rate of return on such Lender’s or L/C Issuer’s capital or on the capital of such Lender’s or L/C Issuer’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such L/C Issuer or such Lender’s or such L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such L/C Issuer’s policies and the policies of such Lender’s or such L/C Issuer’s holding company with respect to liquidity or capital adequacy), then from time to time the Borrowers shall pay to such Lender or such L/C Issuer, as applicable, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender’s or such L/C Issuer’s holding company for any such additional costs incurred or reduction suffered.

(c)A certificate of a Lender or an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or L/C Issuer or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error.  The Borrowers shall pay such Lender or L/C Issuer, as applicable, the amount shown as due on any such certificate within 15 days after receipt thereof.

(d)Promptly after any Lender or any L/C Issuer has determined that it will make a request for increased compensation pursuant to this Section 2.16, such Lender or L/C Issuer shall notify the Borrowers thereof.  Failure or delay on the part of any Lender or L/C Issuer to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or L/C Issuer’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or an L/C Issuer pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or L/C Issuer, as applicable, notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or L/C Issuer’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)Notwithstanding any other provision of this Section 2.16, no Lender shall demand compensation for any increased costs under this Section 2.16 if it shall not be the general policy or practice of such Lender to demand such compensation in similar circumstances and unless such demand is generally consistent with such Lender’s treatment of comparable borrowers of such Lender in the United States with respect to similarly affected commitments or loans.

SECTION 2.17	Break Funding Payments.

In the event of (a) the payment, whether optional or mandatory, of any principal of any Eurocurrency Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of a Eurocurrency Loan on any day other than the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurocurrency Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.20, then, in any such event, the Dutch Borrower shall compensate each Lender for any reasonable and actual loss, cost and expense attributable to such event, including, any actual loss or expense arising from the liquidation or reemployment of funds (but excluding loss of margin or anticipated profits) obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained.  In any such event, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender (it being understood that the deemed amount shall not exceed the actual amount) to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue a Eurocurrency Loan, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in dollars of a comparable amount and period from other banks in the Eurocurrency market.  For the purposes of calculating the amounts payable under this Section 2.17, any “floor” reflected in the Adjusted LIBO Rate shall be disregarded.  A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error.  The Borrowers shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

SECTION 2.18	Taxes.

(a)Unless otherwise required by applicable laws, any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Documents shall be made free and clear of and without deduction for any Taxes; provided that if the applicable withholding agent shall be required to deduct any Taxes from such payments, then (i) if the Tax in question is an Indemnified Tax or Other Tax, the sum payable by the applicable Loan Party shall be increased as necessary so that after all required deductions (including deductions applicable to additional sums payable under this Section 2.18) have been made, the Recipient receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)In addition, the Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)The Loan Parties shall, jointly and severally, indemnify each Recipient, within 20 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes payable by the Recipient with respect to any Loan Documents (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.18) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrowers by a Recipient on its own behalf, on behalf of another Agent or on behalf of another Recipient, shall be conclusive absent manifest error.

(d)As soon as practicable after any payment of Taxes by a Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent, if available, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)Each U.S. Lender shall deliver to the Dutch Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement two properly completed and duly signed original copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding and each Foreign Lender shall deliver to the Dutch Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement two properly completed and duly signed original copies of any applicable IRS Form W-8.  Notwithstanding any other provision of this

Section 2.18(e), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver.

(f)If any Recipient determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which such Loan Party has paid additional amounts pursuant to this Section 2.18, it shall pay over such refund to such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 2.18 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Recipient (including any Taxes imposed with respect to such refund) as is determined by the Recipient in good faith and in its sole discretion, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that such Loan Party, upon the request of the Recipient agrees to repay as soon as reasonably practicable the amount paid over to such Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Recipient in the event the Recipient is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary, in no event will any Recipient be required to pay any amount to a Loan Party the payment of which would place the Recipient in a less favorable net after-tax position than such the Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.  This Section 2.18(f) shall not be construed to require any Recipient to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the Loan Parties or any other person.

(g)All amounts expressed to be payable under any Loan Document by any Party to a Recipient which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to Section 2.18(h) below, if VAT is or becomes chargeable on any supply made by any Recipient to any Party under any Loan Document and such Recipient is required to account to the relevant tax authority for the VAT, that Party must pay to such Recipient (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT upon receipt of an appropriate VAT invoice issued by such Recipient to that Party.

(h)If VAT is or becomes chargeable on any supply made by any Recipient (the “Supplier”) to any other Recipient (the “Receiver”) under any Loan Document, and any Party other than the Receiver (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Receiver in respect of that consideration):

(A)where the Supplier is the person required to account to the relevant tax authority for the VAT, the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Receiver must (where this Section 2.18(h)(A) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Receiver receives from the relevant tax authority which the Receiver reasonably determines relates to the VAT chargeable on that supply; and

(B)where the Receiver is the person required to account to the relevant tax authority for the VAT, the Relevant Party must promptly, following demand from the Receiver, pay to the Receiver an amount equal to the VAT chargeable on that supply but only to the extent that the Receiver reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(i)Where any Loan Document requires any Party to reimburse or indemnify a Recipient for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Recipient for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Recipient reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(j)Any reference in Sections 2.18(g), (h), (i) and (k) to any Party shall, at any time when such Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(k)In relation to any supply made by a Recipient to any Party under any Loan Document, if reasonably requested by such Recipient, that Party must promptly provide such Recipient with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Recipient’s VAT reporting requirements in relation to such supply.

(l)Each of the parties hereto hereby agrees that the Initial Term B-2 Loans will be fungible with the Initial Term B-1 Loans for U.S. federal income tax purposes.  Solely for purposes of determining withholding Tax imposed under FATCA, from and after the Amendment Effective Date, the Borrowers and the Administrative Agent shall treat (and the Lenders hereby authorize the Administrative Agent to treat) the Initial Term B-1 Loans and Initial Term B-2 Loans as not qualifying as “grandfathered obligations” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

SECTION 2.19	Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)The Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of drawings under Letters of Credit, or of amounts payable under Section 2.16, 2.17, or 2.18, or otherwise) without condition or deduction for any defense, recoupment, set-off or counterclaim.  Except as otherwise expressly provided herein and except with respect to principal of and interest on Revolving Facility Loans denominated in an Alternate Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in Dollars and in Same Day Funds not later than 2:00 p.m., New York City time, on the date specified herein. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder with respect to principal and interest on Loans denominated in an Alternate Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in such Alternate Currency and in Same Day Funds not later than the Applicable Time specified by the Administrative Agent on the dates specified herein. If for any reason the Borrowers are prohibited by Requirements of Law from making any required payment hereunder in Euro, the Borrowers shall make such payment in Dollars in the Dollar Equivalent of the Euro payment amount. Any amounts received after such time on any date may, in the reasonable discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent to the applicable account designated to the Dutch Borrower by the Administrative Agent, except payments to be made directly to the applicable L/C Issuer as expressly provided herein and except that payments pursuant to Sec tions 2.16, 2.17, 2.18 and 9.05 shall be made directly to the persons entitled thereto.  Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the continental United States.  The Administrative Agent shall distribute any such payments received by it for the account of any other person to the appropriate recipient promptly following receipt thereof.  If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments made under the Loan Documents shall be made in the currency borrowed or as otherwise specified herein.  Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b)If at any time insufficient funds are received by and available to the Administrative Agent from the Borrowers to pay fully all amounts of principal, Unreimbursed Amounts, interest and fees then due from the Borrowers hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from the Borrowers hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties and (ii) second, towards payment of principal of Loans, and Unreimbursed Amounts then due from the Borrowers hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal, and Unreimbursed Amounts then due to such parties.

(c)If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Term Loans, Revolving Facility Loans, or participations in Letters of Credit resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans, Revolving Facility Loans, and participations in Letters of Credit and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase participations in the Term Loans, Revolving Facility Loans, and participations in Letters of Credit, as applicable, of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Term Loans, Revolving Facility Loans, and participations in Letters of Credit; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph (c) shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (including, without limitation, Sections 2.12(e), 2.23, 2.24 and 2.25) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in Letters of Credit to any assignee or participant.  The Borrowers consent to the foregoing and agree, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(d)Unless the Administrative Agent shall have received notice from the Dutch Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the applicable L/C Issuer hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable L/C Issuer, as applicable, the amount due.  In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the applicable L/C Issuer, as applicable, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or L/C Issuer with in terest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

SECTION 2.20	Mitigation Obligations; Replacement of Lenders.

(a)If any Lender requests compensation under Section 2.16 or has delivered a notice under Section 2.21, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.18, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16 or 2.18 or illegality under Section 2.21, as applicable, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect.  The Borrowers hereby jointly and severally agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)If any Lender requests compensation under Section 2.16, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.18, or if any Lender is a Defaulting Lender or has delivered a notice under Section 2.21, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Dutch Borrower shall have received the prior written consent of the Administrative Agent (and, if in respect of any Revolving Facility Commitment or Revolving Facility Loan and the L/C Issuer), which consent shall not unreasonably be withheld, conditioned or delayed, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, and participations in L/C Obligations, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.18, such assignment will result in a reduction in such compensation or payments.  Nothing in this Section 2.20 shall be deemed to prejudice any rights that the Borrowers may have against any Lender that is a Defaulting Lender.  No action by or consent of the removed Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment the Borrowers, Administrative Agent, such removed Lender and the replacement Lender shall otherwise comply with Section 9.04; provided that if such removed Lender does not comply with Section 9.04 within one (1) Business Day after the Dutch Borrower’s request, compliance with Section 9.04 shall not be required to effect such assignment.

(c)If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 9.08 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then the Borrowers shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense (including with respect to the processing and recordation fee referred to in Section 9.04(b)(ii)(B)) to replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans and its Commitments (or, at the Borrower’s option, the Loans and Commitments under the Facility that is the subject of the proposed amendment, waiver, discharge or termination) hereunder to one or more assignees reasonably acceptable to (i) the Administrative

Agent (unless such assignee is a Lender, an Affiliate of a Lender or an Approved Fund) and (ii) if in respect of any Revolving Facility Commitment or Revolving Facility Loan and, the L/C Issuer; provided that (without duplication):  (i) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, and participations in L/C Obligations, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (ii) the assignee shall consent to the proposed amendment, waiver, discharge or termination.  No action by or consent of the Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 9.04; provided that if such Non-Consenting Lender does not comply with Section 9.04 within one (1) Business Day after the Dutch Borrower’s request, compliance with Section 9.04 shall not be required to effect such assignment.

SECTION 2.21	Illegality.

If any Lender reasonably determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted after the Amendment Effective Date that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Eurocurrency Loans in any currency, then, on notice thereof by such Lender to the Dutch Borrower through the Administrative Agent, any obligations of such Lender to make or continue Eurocurrency Loans in such currency or to convert ABR Borrowings to Eurocurrency Borrowings in such currency shall be suspended until such Lender notifies the Administrative Agent and the Borrowers that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrowers shall upon demand from such Lender (with a copy to the Administrative Agent), either (x) (i) in the case of Eurocurrency Loans denominated in Dollars if the affected Lender may lawfully continue to maintain such Loans as Eurocurrency Loans until the last day of such Interest Period, convert all Eurocurrency Loans of such Lender to ABR Loans or to Eurocurrency Loans in a different currency on the last day of such Interest Period (or, otherwise, immediately convert such Eurocurrency Loans to ABR Loans or to Eurocurrency Loans in a different currency) or (ii) prepay such Eurocurrency Loans or (y) in the case of Eurocurrency Loans denominated in Euro, if the affected Lender may lawfully continue to maintain such Eurocurrency Loans, prepay such Loans or the last day of the Interest Period therefor, or if the affected Lender may not lawfully continue to maintain such Loans, immediately prepay such Loans.  Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

SECTION 2.22	Incremental Commitments.

(a)The Borrowers may, by written notice to the Administrative Agent from time to time, request Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments, as applicable, denominated at the option of the Borrowers in Dollars and/or Euro and, in the case of any Incremental Revolving Facility Commitments, any Alternate Currency in an amount not to exceed the Incremental Amount available at the time such Incremental Commitments are established from one or more Incremental Term Lenders and/or Incremental Revolving Facility Lenders (which may include any existing Lender) willing to provide such Incremental Term Loans and/or Incremental Revolving Facility Commitments, as the case may be, in their own discretion; provided that each Incremental Revolving Facility Lender shall be subject to the approval of the Administrative Agent unless such Incremental Revolving Facility Lender is a Revolving Facility Lender, an Affiliate of a Revolving Facility Lender or an Approved Fund of a Revolving Facility Lender (which approval shall not be unreasonably withheld) unless no consent would be required for an assignment to such person pursuant to Section 9.04(b)(i)(B).  Such notice shall set forth (i) the amount of the Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments being requested (which shall be (x) in minimum increments of

$5,000,000 and a minimum amount of $25,000,000 and (y) minimum increments of €5,000,000 and a minimum amount of €25,000,000 if such Incremental Loans are denominated in Euro or equal to the remaining Incremental Amount), (ii) the date on which such Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments are requested to become effective, and (iii) (a) in the case of Incremental Term Loan Commitments, whether such Incremental Term Loan Commitments are to be (x) commitments to make term loans with terms identical to (and which together with any then outstanding Initial Term Loans form a single Class of) Initial Term B Loans or (y) commitments to make term loans with pricing, maturity, amortization, participation in mandatory prepayments and/or other terms different from the Initial Term Loans (“Other Incremental Term Loans”) and (b) in the cash of Incremental Revolving Facility Commitment, whether such Incremental Revolving Facility Commitments are to be (x) Initial Revolving Facility Commitments or (y) commitments to make revolving loans with pricing and final maturity different from the Revolving Facility Loans (“Other Incremental Revolving Loans”).

(b)The Borrowers and each Incremental Term Lender and/or Incremental Revolving Facility Lender shall execute and deliver to the Administrative Agent an Incremental Assumption Agreement and, such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental Term Loan Commitment of such Incremental Term Lender and/or Incremental Revolving Facility Commitment of such Incremental Revolving Facility Lender.  Each Incremental Assumption Agreement shall specify the terms of the applicable Incremental Term Loans and/or Incremental Revolving Facility Commitments; provided that (i) except as to pricing, amortization and final maturity date (which shall, subject to clauses (ii), (iii) and (v) of this proviso, be determined by the Borrowers and the Incremental Term Lenders in their sole discretion), the Other Incremental Term Loans shall have (A) substantially the same terms as the Initial Term Loans or (B) such other terms as shall be reasonably satisfactory to the Administrative Agent, (ii) the final maturity date of any Other Incremental Term Loans shall be no earlier than the then Latest Maturity Date and no Incremental Revolving Facility shall have a final maturity date, any scheduled amortization or any mandatory commitment reduction that occurs prior to the Latest Maturity Date of the Initial Revolving Facility, (iii) the Weighted Average Life to Maturity of any Other Incremental Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans, (iv) except as to pricing and final maturity date (which shall, subject to clause (ii) and (vi) of this proviso, be determined by the Borrowers and the Incremental Revolving Facility Lenders in their sole discretion), the Other Incremental Revolving Loans shall have (A) substantially the same terms as the Initial Revolving Facility or (B) such other terms as shall be reasonably satisfactory to the Administrative Agent, (v) in the event that the All-in-Yield for such Incremental Term Loan Commitments is greater than the All-in-Yield for the existing Initial Term B Loans by more than 50 basis points, then the Applicable Margin for the existing Term Loans, shall be increased to the extent necessary so that the All-in-Yield for such Incremental Term Loan Commitments is no more than 50 basis points higher than the All-in-Yield for the existing Initial Term B Loans, (vi) in the case of any Incremental Revolving Facility Commitments in effect prior to the one year anniversary of the Closing Date, in the event that the All-in-Yield (at any analogous point in the Pricing Grid) for such Incremental Revolving Facility Commitment is greater than the All-in-Yield for the existing Revolving Facility by more than 50 basis points, then the Applicable Margin for the existing Revolving Facility shall be increased so that the All-in-Yield for the existing Revolving Facility is no more than 50 basis points less than the All-in-Yield for the Incremental Revolving Facility Commitments, (vii) at the time of and immediately after giving effect to such Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments, as applicable, no Event of Default or Default shall have occurred and be continuing and (viii) the representations and warranties set forth in the Loan Documents shall be true and correct in all material respects as of such date (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects), as applicable, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date); provided that in the case of a Limited Condition Acquisition, the only representations and warranties that will be required to be true and correct in all material respects will be the Specified Representations.  The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Incremental Assumption Agreement.  Each of the parties hereto hereby agrees that, upon the effectiveness of any Incremental Assumption Agreement, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments evidenced thereby as provided for in Section 9.08(e).  Any such deemed amendment may be memorialized in writing by the Administrative Agent with the Dutch Borrower’s consent (not to be unreasonably withheld) and furnished to the other parties hereto.

(c)Notwithstanding the foregoing, no Incremental Term Loan Commitment or Incremental Revolving Facility Commitment shall become effective under this Section 2.22 unless (i) subject to the limitations in Section 1.07(a) in the case of any Borrowing in connection with a Limited Condition Acquisition, on the date of such effectiveness, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (ii) except as otherwise specified in the applicable amendment, the Administrative Agent shall have received (with sufficient copies for each of the Lenders providing such Other Incremental Term Loans or Incremental Revolving Loan Commitments) legal opinions with respect to customary matters, board resolutions, Notes and other customary closing certificates reasonably requested by the Administrative Agent and consistent with those delivered on the Closing Date under subsection 4.02.

(d)Each of the parties hereto hereby agrees that the Administrative Agent may take any and all action as may be reasonably necessary to ensure that (i) all Incremental Term Loans (other than Other Incremental Term Loans) in the form of additional Initial Term Loans, when originally made, are included in each Borrowing of outstanding Initial Term Loans on a pro rata basis, and (ii) all Revolving Facility Loans in respect of Incremental Revolving Facility Commitments that are Revolving Facility Commitments, when originally made, are included in each Borrowing of outstanding Initial Revolving Facility Loans on a pro rata basis.  The Borrowers agree that Section 2.17 shall apply to any conversion of Eurocurrency Loans to ABR Loans reasonably required by the Administrative Agent to effect the foregoing.

(e)The Incremental Term Loans and Incremental Revolving Loans shall rank pari passu in right of payment and of security with the Term Loans and Revolving Facility Loans and shall have the same Guarantees.

SECTION 2.23	Refinancing Amendments.

(a)Notwithstanding anything to the contrary in this Agreement, including Section 2.19(c) (which provisions shall not be applicable to this Section 2.23), the Borrowers may by written notice to the Administrative Agent establish one or more additional tranches of term loans denominated at the option of the Borrowers, in Dollars or Euro, under this Agreement (such loans, “Refinancing Term Loans”), all Net Proceeds of which are used to Refinance in whole or in part any Class of Term Loans pursuant to Section 2.12(b)(2).  Each such notice shall specify the date (each, a “Refinancing Effective Date”) on which the Borrowers propose that the Refinancing Term Loans shall be made, which shall be a date not earlier than five Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its sole discretion); provided, that:

(i)before and after giving effect to the borrowing of such Refinancing Term Loans on the Refinancing Effective Date each of the conditions set forth in Section 4.01 shall be satisfied;

(ii)the final maturity date of the Refinancing Term Loans shall be no earlier than the Term Facility Maturity Date of the refinanced Term Loans;

(iii)the Weighted Average Life to Maturity of such Refinancing Term Loans shall be no shorter than the then-remaining Weighted Average Life to Maturity of the refinanced Term Loans;

(iv)the aggregate principal amount of the Refinancing Term Loans shall not exceed the outstanding principal amount of the refinanced Term Loans plus amounts used to pay fees, premiums, costs and expenses (including original issue discount) and accrued interest associated therewith;

(v)all other terms applicable to such Refinancing Term Loans (other than provisions relating to original issue discount, upfront fees, interest rates and any other pricing terms (which original issue discount, upfront fees, interest rates and other pricing terms shall not be subject to the provisions set forth in Section 2.22(b)(v)) and optional prepayment or mandatory prepayment or redemption terms, which shall be as agreed between the Borrowers and the Lenders providing such Refinancing Term Loans) taken as a whole shall (as determined by the Dutch Borrower in good faith) be substantially similar to, or not materially less favorable to the Parent and its Subsidiaries than, the terms, taken as a whole, applicable to the Term Loans being refinanced (except to the extent such covenants and other terms apply solely to any period after the Latest Maturity Date or are otherwise reasonably acceptable to the Administrative Agent);

(vi)with respect to Refinancing Term Loans secured by Liens on the Collateral that rank junior in right of security to the Initial Term Loans, such Liens will be subject to a Permitted Junior Intercreditor Agreement;

(vii)there shall be no direct or contingent obligor in respect of such Refinancing Term Loans except (x) the borrowers shall be comprised solely of the Dutch  Borrower (with the Co-Borrower a joint and several co-borrower as provided in this Agreement) and (y) the guarantors shall constitute the Guarantors hereunder;

(viii)Refinancing Term Loans shall not be secured by any asset of the Parent and its subsidiaries other than the Collateral; and

(ix)Refinancing Term Loans may participate on a pro rata basis or on a less than pro rata basis (but not on a greater than pro rata basis) in any mandatory prepayments (other than as provided otherwise in the case of such prepayments pursuant to Section 2.12(b)(2) hereunder, as specified in the applicable Refinancing Amendment.

(b)The Borrowers may approach any Lender or any other person that would be a permitted Assignee pursuant to Section 9.04 to provide all or a portion of the Refinancing Term Loans; provided, that any Lender offered or approached to provide all or a portion of the Refinancing Term Loans may elect or decline, in its sole discretion, to provide a Refinancing Term Loan.  Any Refinancing Term Loans made on any Refinancing Effective Date shall be designated an additional Class of Term Loans for all purposes of this Agreement; provided, further, that any Refinancing Term Loans may, to the extent provided in the applicable Refinancing Amendment governing such Refinancing Term Loans, be designated as an increase in any previously established Class of Term Loans made to the Borrowers.

(c)Notwithstanding anything to the contrary in this Agreement, including Section 2.19(c) (which provisions shall not be applicable to this Section 2.23), the Borrowers may by written notice to the Administrative Agent establish one or more additional Facilities (“Replacement Revolving Facilities”) providing for revolving commitments (“Replacement Revolving Facility Commitments” and the revolving loans thereunder, “Replacement Revolving Loans”), which replace in whole or in part any Class of Revolving Facility Commitments under this Agreement.  Each such notice shall specify the date (each, a “Replacement Revolving Facility Effective Date”) on which the Borrowers propose that the Replacement Revolving Facility Commitments shall become effective, which shall be a date not less than five Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its sole discretion); provided that:  (i) before and after giving effect to the establishment of such Replacement Revolving Facility Commitments on the Replacement Revolving Facility Effective Date, each of the conditions set forth in Section 4.01 shall be satisfied; (ii) after giving effect to the establishment of any Replacement Revolving Facility Commitments and any concurrent reduction in the aggregate amount of any other Revolving Facility Commitments, the aggregate amount of Revolving Facility Commitments shall not exceed the aggregate amount of the Revolving Facility Commitments outstanding immediately prior to the applicable Replacement Revolving Facility Effective Date; (iii) no Replacement Revolving Facility Commitments shall have a final maturity date (or require commitment reductions or amortizations) prior to the Revolving Facility Maturity Date in effect at the time of incurrence for the Revolving Facility Commitments being replaced; (iv) all other terms applicable to such Replacement Revolving Facility (other than provisions relating to (x) fees, interest rates and other pricing terms and prepayment and commitment reduction and optional redemption terms which shall be as agreed between the Borrowers and the Lenders providing such Replacement Revolving Facility Commitments and (y) the amount of any letter of credit sublimit and swingline commitment under such Replacement Revolving Facility, which shall be as agreed between the Borrowers, the Lenders providing such Replacement Revolving Facility Commitments, the Administrative Agent and the replacement issuing bank and swingline lender, if any, under such Replacement Revolving Facility Commitments) taken as a whole shall (as determined by the Dutch Borrower in good faith) be substantially similar to, or not materially more favorable to the Lenders providing such Replacement Revolving Facility Commitments than, those, taken as a whole, applicable to the Initial Revolving Facility Loans (except to the extent such covenants and other terms apply solely to any period after the latest Revolving Facility Maturity Date in effect at the time of incurrence or are otherwise reasonably acceptable to the Administrative Agent); (v) there shall be no direct or contingent obligor in respect of such Replacement Revolving Facility except (x) the borrowers shall be comprised solely of the Dutch Borrower (with the Co-Borrower a joint and several co-borrower as provided in this Agreement) and (y) the guarantors shall constitute the Guarantors hereunder; and (vi) Replacement Revolving Facility Commitments and extensions of credit thereunder shall not be secured by any asset of the Parent and its subsidiaries other than the Collateral, and any such Replacement Revolving Facility Commitments shall be secured on the same basis as the Revolving Facility Commitments being replaced.  Solely to the extent that an L/C Issuer is not a replacement issuing bank, as the case may be, under a Replacement Revolving Facility, it is understood and agreed that such L/C Issuer shall not be required to issue any letters of credit under such Replacement Revolving Facility and, to the extent it is necessary for such L/C Issuer to withdraw as an L/C Issuer, as the case may be, at the time of the establishment of such Replacement Revolving Facility, such withdrawal shall be on terms and conditions reasonably satisfactory to such L/C Issuer, as the case may be, in its sole discretion.  The Borrowers agree to reimburse each L/C Issuer, as the case may be, in full upon demand, for any reasonable and documented out-of-pocket cost or expense attributable to such withdrawal.

(d)The Borrowers may approach any Lender or any other person that would be a permitted Assignee of a Revolving Facility Commitment pursuant to Section 9.04 to provide all or a portion of the Replacement Revolving Facility Commitments; provided that any Lender offered or approached to provide all or a portion of the Replacement Revolving Facility Commitments may elect or decline, in its sole discretion, to provide a Replacement Revolving Facility Commitment.  Any Replacement Revolving Facility Commitment made on any Replacement Revolving Facility Effective Date shall be designated an additional Class of Revolving Facility Commitments for all purposes of this Agreement;

provided that any Replacement Revolving Facility Commitments may, to the extent provided in the applicable Refinancing Amendment, be designated as an increase in any previously established Class of Revolving Facility Commitments.

(e)The Borrowers and each Lender providing the applicable Refinancing Term Loans and/or Replacement Revolving Facility Commitments (as applicable) shall execute and deliver to the Administrative Agent an amendment to this Agreement (a “Refinancing Amendment”) and such other documentation as the Administrative Agent shall reasonably specify to evidence such Refinancing Term Loans and/or Replacement Revolving Facility Commitments (as applicable).  For purposes of this Agreement and the other Loan Documents, (A) if a Lender is providing a Refinancing Term Loan, such Lender will be deemed to have an Other Term Loan having the terms of such Refinancing Term Loan and (B) if a Lender is providing a Replacement Revolving Facility Commitment, such Lender will be deemed to have an Other Revolving Facility Commitment having the terms of such Replacement Revolving Facility Commitment.  Notwithstanding anything to the contrary set forth in this Agreement or any other Loan Document (including without limitation this Section 2.23), (i) the aggregate amount of Refinancing Term Loans and Replacement Revolving Facility Commitments will not be included in the calculation of the Incremental Amount, (ii) no Refinancing Term Loan or Replacement Revolving Facility Commitment is required to be in any minimum amount or any minimum increment, (iii) there shall be no condition to any incurrence of any Refinancing Term Loan or Replacement Revolving Facility Commitment at any time or from time to time other than those set forth in clauses (a) or (c) above, as applicable, and (iv) all Refinancing Term Loans, Replacement Revolving Facility Commitments and all obligations in respect thereof shall be Obligations under this Agreement and the other Loan Documents that rank equally and ratably in right of security with the Initial Term Loans and other Loan Obligations (other than Other Incremental Term Loans and Refinancing Term Loans that rank junior in right of security with the Initial Term Loans, and except to the extent any such Refinancing Term Loans are secured by the Collateral on a junior lien basis in accordance with the provisions above).

SECTION 2.24	Extensions of Loans and Commitments.

(a)Notwithstanding anything to the contrary in this Agreement, including Section 2.19(c) (which provisions shall not be applicable to this Section 2.24), pursuant to one or more offers made from time to time by the Borrowers to all Lenders of any Class of Term Loans and/or Revolving Facility Commitments, in each case having a like Term Facility Maturity Date or Revolving Facility Maturity Date (as applicable) on a pro rata basis (based, in the case of an offer to the Lenders under any Class of Term Loans, on the aggregate outstanding Term Loans of such Class and, in the case of an offer to the Lenders under any Revolving Facility, on the aggregate outstanding Revolving Facility Commitments under such Revolving Facility, as applicable) and on the same terms to each such Lender (“Pro Rata Extension Offers”), the Borrowers are hereby permitted to consummate transactions with individual Lenders from time to time to extend the maturity date of such Lender’s Loans and/or Commitments of such Class and to otherwise modify the terms of such Lender’s Loans and/or Commitments of such Class pursuant to the terms of the relevant Pro Rata Extension Offer (including, without limitation, increasing the interest rate or fees payable in respect of such Lender’s Loans and/or Commitments and/or modifying the amortization schedule in respect of such Lender’s Loans).  For the avoidance of doubt, the reference to “on the same terms” in the preceding sentence shall mean, (i) in the case of an offer to the Lenders under any Class of Term Loans, that all of the Term Loans of such Class are offered to be extended for the same amount of time and that the interest rate changes and fees payable with respect to such extension are the same and (ii) in the case of an offer to the Lenders under any Revolving Facility, that all of the Revolving Facility Commitments of such Facility are offered to be extended for the same amount of time and that the interest rate changes and fees payable with respect to such extension are the same.  Any such extension (an “Extension”) agreed to between the Borrowers and any such Lender (an “Extending Lender”) will be established under this Agreement by implementing an Other Term Loan for such Lender if such Lender is extending an existing Term Loan (such extended Term Loan, an “Extended Term Loan”) or an Other Revolving Facility Commitment for such Lender if such Lender is extending an existing Revolving Facility Commitment (such extended Revolving Facility Commitment, an “Extended Revolving Facility Commitment”, and any Revolving Facility Loan made pursuant to such Extended Revolving Facility Commitment, an “Extended Revolving Loan”).  Each Pro Rata Extension Offer shall specify the date on which the Borrowers propose that the Extended Term Loan shall be made or the proposed Extended Revolving Facility Commitment shall become effective, which shall be a date not earlier than five Business Days after the date on which notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its reasonable discretion).

(b)The Borrowers and each Extending Lender shall execute and deliver to the Administrative Agent an amendment to this Agreement (an “Extension Amendment”) and such other documentation as the Administrative Agent shall reasonably specify to evidence the Extended Term Loans and/or Extended Revolving Facility Commitments of such Extending Lender.  Each Extension Amendment shall specify the terms of the applicable Extended Term Loans and/or Extended Revolving Facility Commitments; provided, that (i) except as to interest rates, fees and any other pricing terms, and amortization, final maturity date and participation in prepayments and commitment reductions (which shall, subject to clauses (ii) and (iii) of this proviso, be determined by the Borrowers and set forth in the Pro Rata Extension Offer), the Extended Term Loans shall have (x) the same terms as the existing Class of Term Loans from which they are extended or (y) such other terms as shall be reasonably satisfactory to the Administrative Agent, (ii) the final maturity date of any Extended Term Loans shall be no earlier than the latest Term Facility Maturity Date in effect on the date of incurrence, (iii) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Class of Term Loans to which such offer relates, (iv) except as to interest rates, fees, any other pricing terms and final maturity (which shall be determined by the Borrowers and set forth in the Pro Rata Extension Offer), any Extended Revolving Facility Commitment shall have (x) the same terms as the existing Class of Revolving Facility Commitments from which they are extended or (y) have such other terms as shall be reasonably satisfactory to the Administrative Agent and, in respect of any other terms that would affect the rights or duties of any L/C Issuer, such terms as shall be reasonably satisfactory to such L/C Issuer, and (v) any Extended Term Loans may participate on a pro rata basis or a less than pro rata basis (but not a greater than pro rata basis) than the Initial Term Loans in any mandatory prepayment hereunder.  Upon the effectiveness of any Extension Amendment, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Extended Term Loans and/or Extended Revolving Facility Commitments evidenced thereby as provided for in Section 9.08(e).  Any such deemed amendment may be memorialized in writing by the Administrative Agent with the Borrowers’ consent (not to be unreasonably withheld) and furnished to the other parties hereto.  If provided in any Incremental Assumption Agreement with respect to any Extended Revolving Facility Commitments, and with the consent of each L/C Issuer, participations in Letters of Credit shall be reallocated to lenders holding such Extended Revolving Facility Commitments in the manner specified in such Incremental Assumption Agreement, including upon effectiveness of such Extended Revolving Facility Commitment or upon or prior to the maturity date for any Class of Revolving Facility Commitments.

(c)Upon the effectiveness of any such Extension, the applicable Extending Lender’s Term Loan will be automatically designated an Extended Term Loan and/or such Extending Lender’s Revolving Facility Commitment will be automatically designated an Extended Revolving Facility Commitment.  For purposes of this Agreement and the other Loan Documents, (i) if such Extending Lender is extending a Term Loan, such Extending Lender will be deemed to have an Other Term Loan having the terms of such Extended Term Loan and (ii) if such Extending Lender is extending a Revolving Facility Commitment, such Extending Lender will be deemed to have an Other Revolving Facility Commitment having the terms of such Extended Revolving Facility Commitment.

(d)Notwithstanding anything to the contrary set forth in this Agreement or any other Loan Document (including without limitation this Section 2.24), (i) the aggregate amount of Extended Term Loans and Extended Revolving Facility Commitments will not be included in the calculation of the Incremental Amount, (ii) no Extended Term Loan or Extended Revolving Facility Commitment is required to be in any minimum amount or any minimum increment, (iii) any Extending Lender may extend all or any portion of its Term Loans and/or Revolving Facility Commitment pursuant to one or more Pro Rata Extension Offers (subject to applicable proration in the case of over participation) (including the extension of any Extended Term Loan and/or Extended Revolving Facility Commitment), (iv) there shall be no condition to any Extension of any Loan or Commitment at any time or from time to time other than notice to the Administrative Agent of such Extension and the terms of the Extended Term Loan or Extended Revolving Facility Commitment implemented thereby, (v) all Extended Term Loans, Extended Revolving Facility Commitments and all obligations in respect thereof shall be Loan Obligations of the relevant Loan Parties under this Agreement and the other Loan Documents that rank equally and ratably in right of security with all other Obligations of the Class being extended (and all other Obligations secured by other first priority Liens), (vi) no L/C Issuer shall be obligated to issue Letters of Credit under such Extended Revolving Facility Commitments unless it shall have consented thereto and (vii) there shall be no obligor in respect of any such Extended Term Loans or Extended Revolving Facility Commitments except (x) the borrowers shall be comprised solely of the Dutch Borrower (with the Co-Borrower a joint and several co-borrower as provided in this Agreement) and (y) the guarantors shall constitute the Guarantors hereunder.

(e)Each Extension shall be consummated pursuant to procedures set forth in the associated Pro Rata Extension Offer; provided, that the Borrowers shall cooperate with the Administrative Agent prior to making any Pro Rata Extension Offer to establish reasonable procedures with respect to mechanical provisions relating to such Extension, including, without limitation, timing, rounding and other adjustments.

SECTION 2.25	Loan Repurchases.

(a)Subject to the terms and conditions set forth or referred to below, the Dutch Borrower may from time to time, at its sole discretion, conduct modified Dutch auctions in order to purchase its Term Loans of one or more Classes (as determined by the Dutch Borrower) (each, a “Purchase Offer”) at a discount to par, each such Purchase Offer to be managed exclusively by the Administrative Agent (or such other financial institution chosen by Holdings and reasonably acceptable to the Administrative Agent) (in such capacity, the “Auction Manager”), so long as the following conditions are satisfied:

(i)each Purchase Offer shall be conducted in accordance with the procedures, terms and conditions set forth in this Section 2.25 and the Auction Procedures;

(ii)no Default or Event of Default shall have occurred and be continuing on the date of the delivery of each notice of an auction and at the time of (and immediately after giving effect to) the purchase of any Term Loans in connection with any Purchase Offer;

(iii)the principal amount (calculated on the face amount thereof) of each and all Classes of Term Loans that the Dutch Borrower offers to purchase in any such Purchase Offer shall be no less than U.S. $25,000,000 (or €25,000,000 in the case of Term Loans denominated in Euro) (unless another amount is agreed to by the Administrative Agent) (across all such Classes);

(iv)the aggregate principal amount (calculated on the face amount thereof) of all Term Loans of the applicable Class or Classes so purchased by the Dutch Borrower shall automatically be cancelled and retired by the Dutch Borrower on the settlement date of the relevant purchase (and may not be resold), and in no event shall the Dutch Borrower be entitled to any vote hereunder in connection with such Term Loans;

(v)no more than one Purchase Offer with respect to any Class may be ongoing at any one time;

(vi)the Dutch Borrower represents and warrants that no Loan Party shall have any material non-public information with respect to the Loan Parties or the Subsidiaries, or with respect to the Loans or the securities of any such person, that (A) has not been previously disclosed in writing to the Administrative Agent and the Lenders (other than because such Lender does not wish to receive such material non-public information) prior to such time and (B) could reasonably be expected to have a material effect upon, or otherwise be material to, a Lender’s decision to participate in the Purchase Offer;

(vii)at the time of each purchase of Term Loans through a Purchase Offer, the Dutch Borrower shall have delivered to the Auction Manager an officer’s certificate of a Responsible Officer certifying as to compliance with the preceding clause (vi);

(viii)any Purchase Offer with respect to any Class shall be offered to all Term Lenders holding Term Loans of such Class on a pro rata basis;

(ix)no purchase of any Term Loans shall be made from the proceeds of any Revolving Facility Loan;

(x)immediately prior to and after giving effect to any purchase pursuant to this Section 2.25, the sum of the unused Revolving Facility Commitments plus unrestricted cash and cash equivalents held by Loan Parties shall not be less than $50,000,000; and

(xi)the Dutch Borrower is in Pro Forma Compliance (whether or not the Financial Performance Covenant was required to be tested on the last date of the applicable fiscal quarter).

(b)The Dutch Borrower must terminate any Purchase Offer if it fails to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of purchase of Term Loans pursuant to such Purchase Offer.  If the Dutch Borrower commences any Purchase Offer (and all relevant requirements set forth above which are required to be satisfied at the time of the commencement of such Purchase Offer have in fact been satisfied), and if at such time of commencement the Dutch Borrower reasonably believes that all required conditions set forth above which are required to be satisfied at the time of the consummation of such Purchase Offer shall be satisfied, then the Dutch Borrower shall have no liability to any Term Lender for any termination of such Purchase Offer as a result of its failure to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of consummation of such Purchase Offer, and any such failure shall not result in any Default or Event of Default hereunder.  With respect to all purchases of Term Loans of any Class or Classes made by the Dutch Borrower pursuant to this Section 2.25, (x) the Dutch Borrower shall pay on the settlement date of each such purchase all accrued and unpaid interest (except to the extent otherwise set forth in the relevant offering documents), if any, on the purchased Term Loans of the applicable Class or Classes up to the settlement date of such purchase and (y) such purchases (and the payments made by the Dutch Borrower and the cancellation of the purchased Loans, in each case in connection therewith) shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 2.11 hereof.

(c)The Administrative Agent and the Lenders hereby consent to the Purchase Offers and the other transactions effected pursuant to and in accordance with the terms of this Section 2.25; provided that, notwithstanding anything to the contrary contained herein, no Lender shall have an obligation to participate in any such Purchase Offer.  For the avoidance of doubt, it is understood and agreed that the provisions of Sections 2.16, 2.18 and 9.04 will not apply to the purchases of Term Loans pursuant to Purchase Offers made pursuant to and in accordance with the provisions of this Section 2.25.  The Auction Manager acting in its capacity as such hereunder shall be entitled to the benefits of the provisions of Article VIII and Section 9.05 to the same extent as if each reference therein to the “Agents” were a reference to the Auction Manager, and the Administrative Agent shall cooperate with the Auction Manager as reasonably requested by the Auction Manager in order to enable it to perform its responsibilities and duties in connection with each Purchase Offer.

(d)This Section 2.25 shall supersede any provisions in Section 2.18 or 9.06 to the contrary.

SECTION 2.26	Defaulting Lenders.

Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(a)such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Majority Lenders and Required Lenders;

(b)any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.06 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any L/C Issuer hereunder; third, to Cash Collateralize any L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.05(g); fourth, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize any L/C Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.05(g); sixth, to the payment of any amounts owing to the Lenders, the L/C Issuer as a result of any judgment of a court of competent jurisdiction obtained by any Lender or, the L/C Issuer against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.01 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations are held by the Lenders pro rata in accordance with the Commitments under the applicable Facility without giving effect to Section 2.05(l).  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.26(b) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(c)If the Borrowers, the Administrative Agent and the L/C Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders, pay such other Lenders any amounts owing under Section 2.17 as a result thereof, and take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the Commitments under the applicable Facility (without giving effect to Section 2.05(l)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(d)So long as any Revolving Facility Lender is a Defaulting Lender, no L/C Issuer shall be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

(e)The Borrowers may terminate the unused amount of the Commitment of any Revolving Facility Lender that is a Defaulting Lender upon not less than five (5) Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Revolving Facility Lenders thereof), and in such event the provisions of Section 2.26(b) will apply to all amounts thereafter paid by the Borrowers for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing, and (ii) such termination shall not be deemed to be a waiver or release of any claim the Borrowers, the Administrative Agent, the L/C Issuer or any Lender may have against such Defaulting Lender.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to (A) enter into this Agreement on the Closing Date and (B) make each Loan or other extension of credit to be made hereunder on each applicable Credit Event, each of Parent, Holdings and the Borrowers represents and warrants to the Administrative Agent and Lenders that, on the Closing Date (after giving effect to the 2014 Transactions) and on the date of each other Credit Event, that:

SECTION 3.01	Organization; Powers.

Each of Parent, Holdings, each Borrower and each of the Subsidiaries that is a Loan Party or a Material Subsidiary (a) is a partnership, limited liability company, corporation or other entity duly organized, validly existing and in good standing (or, if and to the extent applicable in a foreign jurisdiction, enjoys the equivalent status under the laws of any jurisdiction of organization outside the United States of America) under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where such qualification is required, except where the failure so to qualify, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (d) has the power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of each Borrower, to borrow and otherwise obtain credit hereunder.

SECTION 3.02	Authorization.

The execution, delivery and performance by Parent, Holdings, the Borrowers and each of the Subsidiary Loan Parties of each of the Loan Documents to which it is a party, and the borrowings hereunder and the transactions contemplated hereby and thereby (a) have been duly authorized by all corporate, stockholder, partnership, limited liability company or other organizational action required to be obtained by Parent, Holdings, the Borrowers and such Subsidiary Loan Parties and (b) will not (i) violate (A) the memorandum, certificate or articles of incorporation or association or other constitutive documents (including any partnership, limited liability company or operating agreements) or by-laws of Parent, Holdings, the Borrowers or any such Subsidiary Loan Party, (B) (x) any provision of law, statute, rule or regulation, applicable to Parent, Holdings, Borrowers or such Subsidiary Loan Party or (y) any applicable order of any court or any rule, regulation or order of any Governmental Authority applicable to Parent, Holdings, the Borrowers or any such Subsidiary Loan Party or (C) any provision of any indenture, certificate of designation for preferred stock, or other material agreement or instrument to which Parent, Holdings, the Borrowers or any such Subsidiary Loan Party is a party or by which any of them or any of their property is or may be bound, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) or to a loss of a material benefit under any such indenture, certificate of designation for preferred stock, or other material agreement or other instrument, where any such conflict, violation, breach or default described in clauses (b)(i) (other than in respect of clause (b)(i)(A) and (b)(ii) of this Section 3.02 would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by Parent, Holdings, the Borrowers or any such Loan Party, other than the Liens created by the Loan Documents and Permitted Liens.

SECTION 3.03	No Works Council in the Netherlands.

As of the date of this Agreement, no works council (ondernemingsraad) has been established or is in the process of being established with respect to the business of any Dutch Loan Party nor does an obligation exist for a Dutch Loan Party to establish a works council pursuant to the Dutch Works Councils Act (Wet op de ondernemingsraden).

SECTION 3.04	Enforceability.

This Agreement has been duly executed and delivered by Parent, Holdings and the Borrowers and constitutes, and each other Loan Document, when executed and delivered by each Loan Party that is party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against each such Loan Party in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing.

SECTION 3.05	Governmental Approvals.

No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required for the execution, delivery or performance by each of the Loan Parties of each Loan Document except (a) for the filing of Uniform Commercial Code financing statements pursuant to the Security Documents), (b) as may be required in jurisdictions other than the U.S. in connection with Liens which may be granted, (c) filings with the United States Patent and Trademark Office and the United States Copyright Office (and equivalent filings in other jurisdictions pursuant to the Security Documents), (d) such as have been made or obtained and are in full force and effect and (e) for such actions, consents and approvals the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.06	Financial Statements.

(a)[Reserved].

(b)The audited consolidated balance sheets and the statements of income, stockholders’ equity and cash flow of Oldford and its consolidated subsidiaries as of and for the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013, including the notes thereto, to the knowledge of Borrowers, present fairly in all material respects and in accordance with IFRS consistently applied throughout the periods covered thereby the consolidated financial position of Oldford and its consolidated subsidiaries, as at such date and for the periods referred to therein.

(c)The unaudited consolidated balance sheet of Oldford and its consolidated subsidiaries dated March 31, 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal quarter ended on that date, to the knowledge of Borrowers, fairly present in all material respects and in accordance with IFRS the financial condition of Oldford and its consolidated subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders’ equity for the period covered thereby, subject to the absence of footnotes and to normal year-end audit adjustments.

SECTION 3.07	No Material Adverse Effect.

Since December 31, 2014, there has been no event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 3.08	Title to Properties; Possession Under Leases.

(a)Each of Dutch Borrower and the Subsidiaries has valid fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its Real Properties and has valid title to its personal property and assets, in each case, except for Permitted Liens and except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except where the failure to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All such properties and assets are free and clear of Liens, other than Permitted Liens.

(b)None of the Dutch Borrower or the Subsidiaries are in default under any leases to which it is a party, except for such defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All of the Dutch Borrower’s or the Subsidiaries’ leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect.  The Dutch Borrower and each of the Subsidiaries enjoys peaceful and undisturbed possession under all such leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)As of the Closing Date, to the Borrowers’ knowledge, no claim has been made and remains outstanding that any of the Dutch Borrower’s or any Subsidiary’s use of any of its property does or may violate the rights of any third party that, individually or in the aggregate, has had or could reasonably be expected to result in, a Material Adverse Effect.

SECTION 3.09	Subsidiaries; Equity Interests.

(a)Schedule 3.08(a) attached to the Original Credit Agreement sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each subsidiary of Holdings and, as to each such subsidiary, the percentage of each class of Equity Interests owned by Holdings or by any such subsidiary.  All of the outstanding Equity Interests in Holdings and its Subsidiaries have been validly issued, are fully paid and non-assessable (if applicable), and are owned by a Loan Party as of the Closing Date in the amounts specified in Schedule 3.08(a) attached to the Original Credit Agreement  free and clear of all consensual Liens except those created under the Security Documents and the Second Lien Loan Documents.

(b)As of the Closing Date, after giving effect to the 2014 Transactions, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Equity Interests of Holdings or any of the Subsidiaries, except as set forth on Schedule 3.08(b) attached to the Original Credit Agreement.

SECTION 3.10	Litigation; Compliance with Laws.

(a)There are no actions, suits, proceedings at law or in equity or by or on behalf of any Governmental Authority or in arbitration now pending, or, to the knowledge of Holdings, threatened in writing against or affecting Holdings or any of the Subsidiaries or any business, property or rights of any such person which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)None of Holdings, the Subsidiaries and their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any law (including the USA PATRIOT Act), rule or regulation (including any zoning, building, ordinance, code or approval or any building permit, but excluding any Environmental Laws, compliance with which is addressed in Section 3.17) or any restriction of record or agreement affecting any Mortgaged Property, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)Parent, Holdings, Borrowers and each Subsidiary are in compliance in all respects with all Gaming Laws and Data Privacy Laws that and applicable to them and their businesses,

except where a failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.11	Federal Reserve Regulations.

(a)None of Holdings and the Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b)No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board, including Regulation U or Regulation X.  As of the Closing Date, the Borrowers do not own any Margin Stock.

SECTION 3.12	Investment Company Act.

None of Holdings and the Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

SECTION 3.13	Use of Proceeds.

(a)The Borrowers will use the proceeds of the Revolving Facility Loans, and may request the issuance of Letters of Credit, solely for general corporate purposes (including, without limitation, for Permitted Business Acquisitions) and, in the case of Revolving Facility Loans made on the Closing Date, if any, for the purposes set forth in clause (b) below, subject to the limitation in Section 2.01(c), or as needed to replace, backstop or cash collateralize letters of credit existing on the Closing Date, if any, (b) the Borrowers will use the proceeds of the Initial Term Loans made on the Amendment Effective Date, together with cash on hand, to repay $590,000,000 of outstanding Second Lien Obligations and for the payment of Transaction Costs and (c) the Borrowers will use the proceeds of Incremental Term Loans and/or borrowings under Incremental Revolving Facility Commitments using the Incremental Amount for general corporate purposes (including, without limitation, for Permitted Business Acquisitions).

(b)Holdings and its Subsidiaries will not cause any proceeds of the Loans to be paid directly to, or to their knowledge, indirectly to, or request a Letter of Credit be issued to the benefit of, the PokerStars Fellow.

SECTION 3.14	Taxes.

Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)Each of Holdings and the Subsidiaries (i) has filed or caused to be filed all Tax returns required to have been filed by it and each such Tax return is true and correct; and (ii) has timely paid or caused to be timely paid all Taxes shown to be due and payable by it on such Tax returns and all other Taxes (or made adequate provision in accordance with IFRS for the payment of all Taxes not yet due) with respect to all periods or portions thereof ending on or before the Closing Date, including in its capacity as a withholding agent, except in each case for Taxes that are being contested in good faith by appropriate proceedings in accordance with Section 5.03 and for which Holdings or any of the Subsidiaries, as the case may be, has set aside on its books adequate reserves in accordance with IFRS;

(b)With respect to each of the Holdings and the Subsidiaries, there are no claims being asserted in writing with respect to any Taxes;

(c) No deduction or withholding is required for or on account of any Tax that arises from any payment made under any Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document and that is imposed by any jurisdiction in which the Dutch Borrower is organized, resident or engaged in business for tax purposes;

(d)No Other Taxes are imposed by any jurisdiction in which the Dutch Borrower is organized, resident or engaged in business for tax purposes.

SECTION 3.15	No Material Misstatements.

(a)All information (other than the Projections, estimates and information of a general economic nature or general industry nature) (the “Information”) concerning Holdings, the Subsidiaries, the Transactions and any other transactions contemplated hereby included in the Information Memorandum or otherwise prepared by or on behalf of the foregoing or their representatives and made available to any Lenders or the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby, when taken as a whole, was true and correct in all material respects, as of the date such Information was furnished to the Lenders and as of the Amendment Effective Date and did not, taken as a whole, as of such date or the Amendment Effective Date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements were made.

(b)The Projections and estimates and information of a general economic nature prepared by or on behalf of Holdings or any of its representatives and that have been made available in the Information Memorandum to any Lenders or the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby (i) have been prepared in good faith based upon assumptions believed by Holdings to be reasonable as of the date thereof (it being understood that such Projections are as to future events and are not to be viewed as facts, such Projections are subject to significant uncertainties and contingencies and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized), as of the date such Projections and estimates were furnished to the Lenders and as of the Amendment Effective Date, and (ii) as of the Amendment Effective Date, have not been modified in any material respect by Holdings.

SECTION 3.16	Employee Benefit Plans.

(a)Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:  (i) each Benefit Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state laws, and each Benefit Plan that is intended to qualify under Section 401(a) of the U.S. Code has received a favorable determination letter or is covered by an opinion letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and nothing has occurred which would prevent, or cause the loss of, such qualification; (ii) no Reportable Event has occurred during the past five years as to which any Borrower or any Subsidiary Loan Party or any ERISA Affiliate was required to file a report with the PBGC; (iii) as of the most recent valu ation date preceding the date of this Agreement, no Plan has any Unfunded Pension Liability; (iv) no ERISA Event has occurred or is reasonably expected to occur; (v) no Borrower or Subsidiary Loan Party or any ERISA Affiliates (A) has received any written notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA, or has knowledge that any Multiemployer Plan is reasonably expected to be in reorganization or to be terminated or (B) has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan; (vi) none of Holdings or any of the Domestic Subsidiaries has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA and Code Section 4975) in connection with any employee pension benefit plan (as defined in Section 3(2) of ERISA) that would subject a Borrower or any of the Subsidiaries to tax; and (vii) no Borrower or any Subsidiary Loan Party or any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

(b)Each Borrower and the Subsidiaries is in compliance (i) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to any employee pension benefit plan or other employee benefit plan governed by or mandated by  the laws of a jurisdiction other than the United States (a “Foreign Plan”) and (ii) with the terms of any such Foreign Plan, except, in each case, for such noncompliance that would not reasonably be expected to have a Material Adverse Effect.  With respect to any Foreign Plan other than a scheme or arrangement mandated by a government other than the United States, the fair market value of the assets of such Foreign Plan, are sufficient to satisfy the accrued benefit obligations under such Foreign Plan as of the Closing Date, as it relates to each Borrower and the Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect.

(c)Except as would not reasonably be expected to result in a Material Adverse Effect, there are no pending or, to the knowledge of the Borrowers, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Benefit Plan or any person as fiduciary or sponsor of any Benefit Plan that would reasonably be expected to result in liability to a Borrower or any of the Subsidiaries.

SECTION 3.17	Environmental Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Borrower and its Subsidiaries and their respective operations and properties have complied, and are in compliance with, all Environmental Laws and each of them has all permits, licenses and other approvals necessary for their operations to comply with all Environmental Laws (“Environmental Permits”), (ii) there are no actions, suits, claims, investigations, liens or proceedings pending, or to the Dutch Borrower’s knowledge, threatened alleging that Dutch Borrower or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law, (iii) to the Dutch Borrower’s knowledge there are no facts, circumstances, conditions or occurrences with respect to the past or present operations or properties of the Dutch Borrower or any of its Subsidiaries, or any of their respective predecessors, that could reasonably be expected to give rise to any liability under any Environmental Laws.

SECTION 3.18	Security Documents.

(a)The Security Documents are, or will be at the time of execution and delivery thereof, effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) legal, valid and enforceable Liens on and security interests in in the Collateral described therein and proceeds thereof to the fullest extent permitted under applicable law and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable Requirements of Law (which filings or recordings shall be made to the extent required by any such Security Document) and (ii) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent required by any such Security Document), the liens created by each such Security Document will constitute fully perfected first priority Liens on and security interests in all right, title and interest of the Loan Parties in such Collateral subject only to Permitted Liens.

(b)When each Intellectual Property Security Agreement is properly filed in the United States Patent and Trademark Office or the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (a) above, the Collateral Agent (for the benefit of the Secured Parties) shall have a fully-perfected Lien (subject to Permitted Liens) on, and security interest in, all right, title and interest of the Loan Parties thereunder in the Intellectual Property applied for in and registered or issued by the United States Patent and Trademark Office and the United States Copyright Office, in each case prior and superior in right to the Lien of any other person, except for Permitted Liens (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a Lien on any such Intellectual Property acquired or developed by the Loan Parties after the Amendment Effective Date).

(c)The Mortgages executed and delivered after the Closing Date pursuant to Section 5.11 of the Original Credit Agreement are effective, and the Mortgages executed and delivered after the Amendment Effective Date pursuant to Section 5.11 will be effective, to create in favor of the Collateral Agent (for the benefit of the Secured Parties) a legal, valid and enforceable first-priority Lien (subject to Permitted Liens) on all of the applicable Loan Parties’ right, title and interest in and to the Mortgaged Property thereunder and the proceeds thereof (to the extent feasible in the applicable jurisdiction), and when such Mortgages are filed or recorded in the proper real estate filing or recording offices, and all relevant mortgage taxes and recording charges are duly paid, the Collateral Agent (for the benefit of the Secured Parties) shall have a perfected Lien on, and security interest in, all right, title, and interest of the applicable Loan Parties in such Mortgaged Property and, to the extent applicable, subject to Section 9-315 of the Uniform Commercial Code, the proceeds thereof (to the extent feasible in the applicable jurisdiction), in each case prior and superior in right to the Lien of any other person, except for Permitted Liens.

SECTION 3.19	Location of Real Property and Leased Premises.

(a)Schedule 3.19 to the Original Credit Agreement completely and correctly identifies, in all material respects, as of the Closing Date, all Owned Real Property of Holdings and the other Loan Parties, if any.

(b)[Reserved]

SECTION 3.20	Solvency.

(a)On the Amendment Effective Date, immediately after giving effect to the Transactions that occur on the Amendment Effective Date (assuming that indebtedness and other obligations will become due at their respective maturities), (i) the present fair saleable value of the assets of Holdings and the Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Holdings and the Subsidiaries on a consolidated basis; (ii) Holdings and the Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iii) Holdings and the Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Amendment Effective Date.

(b)As of the Amendment Effective Date, none of Holdings or the Borrowers intends to, or believes that it or any of its subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such subsidiary.

SECTION 3.21	Labor Matters.

Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect:  (a) there are no strikes or other labor disputes pending or threatened against the Dutch Borrower or any of the Subsidiaries; (b) the hours worked and payments made to employees of the Dutch Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable law in a relevant jurisdiction dealing with such matters; (c) all payments due from the Dutch Borrower or any of the Subsidiaries or for which any claim may be made against the Dutch Borrower or any of the Subsidiaries, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Dutch Borrower or such Subsidiary to the extent required by IFRS; and (d) the consummation of the  2014 Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Dutch Borrower or any of the Subsidiaries (or any predecessor) is a party or by which the Dutch Borrower or any of the Subsidiaries (or any predecessor) is bound.

SECTION 3.22	No Default.

No Default or Event of Default has occurred and is continuing or would result from the consummation of the Transactions or any other transactions contemplated by this Agreement or any other Loan Document.

SECTION 3.23	Intellectual Property.

Except as set forth in Schedule 3.23 attached to the Original Credit Agreement, (i) as of the Closing Date, the Dutch Borrower and each of the Subsidiaries owns or has the right to use in all material respects all Intellectual Property that is necessary to the conduct of their respective businesses as currently conducted, (ii) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, no claim or litigation asserting that the use of the Intellectual Property of the Dutch Borrower and each Subsidiary infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any other Person, or contesting the ownership, validity or enforceability of any Intellectual Property owned by the Dutch Borrower or any of its Subsidiaries is currently pending or, to the best knowledge of the Dutch Borrower, threatened in writing, (iii) to the best knowledge of the Dutch Borrower, as of the Closing Date, no Person is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property owned by the Dutch Borrower or any Subsidiary in any material respect that is necessary to the conduct of their respective businesses as currently conducted, and (iv) except as would not reasonably be likely to have a Material Adverse Effect, none of the Dutch Borrower and the Subsidiaries has received any written communication from any current or former employees, consultants or contractors raising any claims or disputes concerning the ownership with regard to any Intellectual Property of the Dutch Borrower or any Subsidiary that is necessary to the conduct of their respective businesses as currently conducted.

SECTION 3.24	Senior Debt.

The Obligations constitute “Senior Debt” (or the equivalent thereof) and “Designated Senior Debt” (or the equivalent thereof, if any) under the documentation governing any Subordinated In debtedness permitted to be incurred hereunder or any Permitted Refinancing Indebtedness in respect thereof constituting Subordinated Indebtedness.

SECTION 3.25	Insurance.

Schedule 3.25 attached to the Original Credit Agreement sets forth a true, complete and correct description, in all material respects, of all material insurance maintained by or on behalf of the Dutch Borrower and the Subsidiaries as of the Closing Date.  Except as would not reasonably be expected to have a Material Adverse Effect, all insurance maintained by or on behalf of the Dutch Borrower and the Subsidiaries is in full force and effect, all premiums have been duly paid and the Dutch Borrower and the Subsidiaries have not received notice of violation or cancellation thereof.

SECTION 3.26	Anti-Money Laundering and Anti-Corruption Laws and Sanctions.

(a)As of the Amendment Effective Date, no Loan Party, or the Subsidiaries or, to the knowledge of any Loan Party, none of the respective officers, directors, or agents of such Loan Party or such Subsidiary has violated or is in violation of any applicable Anti-Money Laundering Law.

(b)The Dutch Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance by Holdings, the Borrowers and the Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and Holdings, the Borrowers, the Subsidiaries and their respective officers and to the knowledge of the Borrower its directors, employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in Holdings, the Borrowers or the Subsidiaries being designated as a Sanctioned Person.  None of (a) Holdings, the Borrowers, the Subsidiaries or any of their respective directors, or officers, or (b) to the knowledge of Holdings and the Borrowers, any employee or agent of Holdings or the Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person.   No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by the Credit Agreement will violate Anti-Corruption Laws or applicable Sanctions.

ARTICLE IV

CONDITIONS OF LENDING

The obligations of (a) the Lenders to make Loans and (b) any L/C Issuer to permit any L/C Credit Extension hereunder (each, a “Credit Event”) are subject to the satisfaction of the following conditions:

SECTION 4.01All Credit Events.  On the date of each Borrowing and on the date of each L/C Credit Extension (including on the Amendment Effective Date):

(a)The Administrative Agent shall have received, in the case of a Borrowing, a Borrowing Request as required by Section 2.03 or, in the case of an L/C Credit Extension, the applicable L/C Issuer and the Administrative Agent shall have received a Letter of Credit Application as required by Section 2.05(b).

(b)Except in the case of any Borrowing (other than a Revolving Facility Borrowing) in connection with a Limited Condition Acquisition, the representations and warranties set forth in the Loan Documents shall be true and correct in all material respects as of such date (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects), as applicable, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(c)Subject in the case of any Borrowing (other than a Revolving Facility Borrowing) in connection with a Limited Condition Acquisition to the limitations in Section 1.07(a), at the time of and immediately after such Borrowing or L/C Credit Extension, as applicable, no Event of Default or Default shall have occurred and be continuing.

Each such Borrowing and each L/C Credit Extension shall be deemed to constitute a representation and warranty by the Borrowers on the date of such Borrowing or L/C Credit Extension as to the matters specified in paragraphs (b) and (c) of this Section 4.01.

ARTICLE V

AFFIRMATIVE COVENANTS

Each of Parent, Holdings and the Borrowers jointly and severally covenants and agrees with each Lender that, until the Termination Date, unless the Required Lenders shall otherwise consent in writing, Parent, Holdings and the Borrowers will, and Dutch Borrower will cause each of the Subsidiaries to:

SECTION 5.01	Existence; Businesses and Properties.

(a)Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except, in the case of a Subsidiary of the Borrowers, where the failure to do so would not reasonably be expected to have a Material Adverse Effect, and except as otherwise permitted under Section 6.05; provided that the Borrowers may liquidate or dissolve one or more Subsidiaries if the assets of such Subsidiaries (to the extent they exceed estimated liabilities) are acquired by the Borrowers or a Wholly-Owned Subsidiary of the Borrowers in such liquidation or dissolution, except that Subsidiary Loan Parties may not be liquidated into Subsidiaries that are not Loan Parties (except in each case as otherwise permitted under Section 6.05).

(b)Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, do or cause to be done all things necessary to (i) lawfully obtain, preserve, renew, extend and keep in full force and effect the permits, franchises, authorizations, licenses and rights with respect thereto necessary to the normal conduct of its business, (ii) at all times maintain and preserve all tangible property necessary to the normal conduct of its business and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith, if any, may be properly conducted at all times (in each case except as expressly permitted by this Agreement) and (iii) prosecute, maintain, renew, enforce, keep in full force and effect, and preserve the validity of all Intellectual Property owned by Dutch Borrower and its Subsidiaries.

SECTION 5.02	Insurance.

(a)Maintain, with financially sound and reputable insurance companies, insurance (subject to customary deductibles and retentions) in such amounts and against such risks as are customari ly maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations and with respect to insurance of Dutch Borrower and the Subsidiary Loan Parties, and cause Dutch Borrower and the Subsidiary Loan Parties to be listed as insured and the Collateral Agent to be listed as a co-loss payee on property and property casualty policies and as an additional insured on liability policies.  Notwithstanding the foregoing, the Loan Parties and the Subsidiaries may self-insure with respect to such risks with respect to which companies of established reputation engaged in the same general line of business in the same general area usually self-insure.

(b)If any portion of any Mortgaged Property is at any time located in an area in the United States specifically identified by the Federal Emergency Management Agency (or any successor agency) as a Special Flood Hazard Area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or successor act thereto), then Dutch Borrower shall, or shall cause each applicable Subsidiary Loan Party to (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to Flood Insurance Laws and (ii) deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent.

(c)In connection with the covenants set forth in this Section 5.02, it is understood and agreed that:

(i)none of the Administrative Agent, the Lenders, the L/C Issuer and their respective agents or employees shall be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 5.02, it being understood that (A) the Loan Parties shall look solely to their insurance companies or any other parties other than the aforesaid parties for the recovery of such loss or damage and (B) such insurance companies shall have no rights of subrogation against the Administrative Agent, the Lenders, any L/C Issuer or their agents or employees.  If, however, the insurance policies, as a matter of the internal policy of such insurer, do not provide waiver of subrogation rights against such parties, as required above, then Dutch Borrower, on behalf of itself and behalf of each of its Subsidiaries, hereby agrees, to the extent permitted by law, to waive, and further agrees to cause each of their Subsidiaries to waive, its right of recovery, if any, against the Administrative Agent, the Lenders, any L/C Issuer and their agents and employees;

(ii)the designation of any form, type or amount of insurance coverage by the Administrative Agent under this Section 5.02 shall in no event be deemed a representation, warranty or advice by the Administrative Agent or the Lenders that such insurance is adequate for the purposes of the business of the Borrowers and the Subsidiaries or the protection of their properties; and

(iii)the amount and type of insurance that Dutch Borrower and the Subsidiaries has in effect as of the Closing Date satisfies for all purposes the requirements of this Section 5.02.

SECTION 5.03	Taxes.

Pay and discharge promptly when due all Taxes, imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default; provided, however, that such payment and discharge shall not be required with respect to any such Tax, assessment, charge, levy or claim so long as (a) the validity or amount thereof shall be contested in good faith by appropriate proceedings, which suspend the collection thereof and which have the effect of preventing the forfeiture or sale of the property or assets subject to such Lien, (b) such Person, as applicable, shall have set aside on its books reserves in accordance with IFRS with respect thereto, and (c) the failure to make such payment and discharge could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

SECTION 5.04	Financial Statements, Reports, etc.

Furnish to the Administrative Agent (which will promptly furnish such information to the Lenders):

(a)within 90 days following the end of each fiscal year of Dutch Borrower, a consolidated balance sheet and related statements of operations, cash flows and owners’ equity showing the financial position of Dutch Borrower and the Subsidiaries as of the close of such fiscal year and the consolidated results of its operations during such year and setting forth in comparative form the corresponding figures for the prior fiscal year, which consolidated balance sheet and related statements of operations, cash flows and owners’ equity shall be audited by independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which shall not be qualified as to scope of audit, including with respect to any going concern qualification other than solely with respect to, or resulting solely from an upcoming maturity date under this Agreement occurring within one year from the time such opinion is delivered) to the effect that such consolidated financial statements fairly present, in all material respects, the financial position and results of operations of Dutch Borrower and the Subsidiaries on a consolidated basis in accordance with IFRS;

(b)within 45 days following the end of each of the first three fiscal quarters of each fiscal year commencing with the fiscal quarter ending June 30, 2015, a consolidated balance sheet and related statements of operations and cash flows showing the financial position of Dutch Borrower and the Subsidiaries as of the close of such fiscal quarter and the consolidated results of its operations during such fiscal quarter and the then-elapsed portion of the fiscal year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior fiscal year, all of which shall be in reasonable detail and which consolidated balance sheet and related statements of operations and cash flows shall be certified by a Financial Officer of the Dutch Borrower as fairly presenting, in all material respects, the financial position and results of operations of Dutch Borrower and the Subsidiaries on a consolidated basis in accordance with IFRS (subject to normal year-end audit adjustments and the absence of footnotes);

(c)(x) concurrently with any delivery of financial statements under paragraphs (a) or (b) above, a certificate of a Financial Officer of the Dutch Borrower (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto and (ii) setting forth computations in reasonable detail satisfactory to the Administrative Agent of the First Lien Leverage Ratio, (y) concurrently with any delivery of financial statements under paragraph (a) above, if the accounting firm is not restricted from providing such a certificate by its policies, a certificate of the accounting firm opining on or certifying such statements stating whether they obtained knowledge during the course of their examination of such statements of any Default or Event of Default (which certificate may be limited to accounting matters and disclaim responsibility for legal interpretations) and (z) concurrently with any delivery of financial statements under paragraphs (a) or (b) above, a copy of management’s discussion and analysis with respect to such financial statements, all of which shall be in form and detail reasonably satisfactory to the Administrative Agent;

(d)promptly after the same become publicly available, copies of all periodic and other publicly available reports, proxy statements and, to the extent requested by the Administrative Agent, other materials filed by Parent, the Borrowers or any of the Subsidiaries with the

CSA; provided, however, that such reports, proxy statements, filings and other materials required to be delivered pursuant to this paragraph (d) shall be deemed delivered for purposes of this Agreement when posted to the website of the Parent or Borrowers;

(e)within 120 days after the beginning of each fiscal year, a reasonably detailed consolidated annual budget for such fiscal year and, as soon as available, significant revisions, if any, of such budget and annual projections with respect to such fiscal year, including a description of underlying assumptions with respect thereto (collectively, the “Budget”); which Budget shall in each case be accompanied by the statement of a Financial Officer of Dutch Borrower to the effect that, the Budget is based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof; and

(f)promptly, from time to time, such other information regarding the operations, business affairs and financial condition of Parent, Holdings, the Borrowers or any of the Subsidiaries (including without limitation with respect to compliance with the USA PATRIOT Act), or compliance with the terms of any Loan Document, or such consolidating financial statements of Dutch Borrower or its Subsidiaries, as in each case the Administrative Agent may reasonably request (for itself or on behalf of the Lenders).

SECTION 5.05	Litigation and Other Notices.

Furnish to the Administrative Agent (which will promptly thereafter furnish to the Lenders) written notice of the following promptly after any Responsible Officer of Holdings or the Borrowers obtain actual knowledge thereof:

(a)any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

(b)the filing or commencement of, or any written threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Holdings, the Borrowers or any of the Subsidiaries as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)any other development specific to Holdings, the Borrowers or any of the Subsidiaries that is not a matter of general public knowledge and that has had, or would reasonably be expected to have, a Material Adverse Effect;

(d)the development or occurrence of any ERISA Event or with respect to a Foreign Plan, a termination, withdrawal or noncompliance with applicable law or plan terms that, together with all other ERISA Events and aforementioned events with respect to Foreign Plans that have developed or occurred, would reasonably be expected to have a Material Adverse Effect; and

(e)promptly after the same are available, copies of any written communication to the Dutch Borrower or any of its Subsidiaries from any Gaming Authority advising it of a violation of, or non-compliance with, any Gaming Law by the Dutch Borrower or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.

SECTION 5.06	Centre of Main Interests and Establishments.

The Dutch Borrower shall not, and shall procure that no European Loan Party, without the prior written consent of the Administrative Agent, take any action that shall cause its centre of main interests (as that term is used in Article 3(1) of the Insolvency Regulation) to be situated outside of its jurisdiction of incorporation, or cause it to have an establishment (as that term is used in Article 2(h) of the Insolvency Regulation) situated outside of its jurisdiction of incorporation.

SECTION 5.07	Compliance with Laws.

Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including all Gaming Laws, Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions) and Data Privacy Laws, except (a) any laws, rules, regulations and orders of any Governmental Authority then being contested in good faith by appropriate proceedings, or (b) that where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08	Maintaining Records; Access to Properties and Inspections.

Maintain all financial records in accordance with IFRS and permit any persons designated by the Administrative Agent to visit and inspect the financial records and the properties of Holdings, the Borrowers or any of the Subsidiary Loan Parties at reasonable times, upon reasonable prior notice to the Dutch Borrower, and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any persons designated by the Administrative Agent upon reasonable prior notice to the Dutch Borrower to discuss the affairs, finances and condition of the Dutch Borrower or any of the Subsidiaries with the officers thereof and independent accountants therefor (so long as the Dutch Borrower has the opportunity to participate in any such discussions with such accountants), subject to reasonable requirements of confidentiality, including requirements imposed by law or by contract).

SECTION 5.09	Use of Proceeds.

Use the proceeds of the Loans in the manner set forth in Section 3.13.

SECTION 5.10	Compliance with Environmental Laws.

Except to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)comply, and take commercially reasonable steps to cause all lessees and other persons operating or occupying its properties to comply, with all Environmental Laws

(b)obtain and renew all Environmental Permits; and

(c)conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws (except for such investigations, studies, sampling and testing, remedial, removal and other actions, orders or directives that are being contested in good faith).

SECTION 5.11	Further Assurances; Additional Security.

(a)Execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents and recordings of Liens in stock registries), that the Collateral Agent may reasonably request, to satisfy the Collateral and Guarantee Requirement and to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Loan Parties and provide to the Collateral Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Collateral Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents, subject in each case to paragraph (g) below. If the Administrative Agent or the Collateral Agent reasonably determines (in consultation with the Dutch Borrower) that it is a requirement of applicable law to have appraisals prepared in respect of the Mortgaged Property of any Subsidiary Loan Party that is located in the United States, the Dutch Borrower shall provide to the Administrative Agent such appraisals to the extent required by, and in reasonably satisfactory compliance with, any applicable requirements of the Real Estate Appraisal Reform Amendments of FIRREA.

(b)If any asset (other than Real Property which is covered by paragraph (c) below) is acquired by Holdings, Dutch Borrower, Co-Borrower or any Subsidiary Loan Party after the Amendment Effective Date or owned by an entity at the time it becomes a Subsidiary Loan Party (in each case other than assets constituting Collateral under a Security Document that become subject to the Lien of such Security Document upon acquisition thereof or assets that are not required to become subject to Liens in favor of the Collateral Agent pursuant to the Security Documents or the Collateral and Guarantee Requirements), Holdings, such Borrower or such Subsidiary Loan Party, as applicable, will promptly as practicable (and in any event within 30 days) (i) notify the Collateral Agent of such acquisition or ownership and (ii) subject (where applicable) to the Agreed Guarantee and Security Principles and the provisions of the Security Documents, cause such asset to be subjected to a Lien (subject to any Permitted Liens) securing the Obligations by, and take, and cause the Subsidiary Loan Parties to take, such actions as shall be reasonably requested by the Collateral Agent or required under Requirements of Law to perfect such Lien and to satisfy the Collateral and Guarantee Requirement to be satisfied with respect to such asset, including actions described in clause (a) of this Section 5.11, all at the expense of the Loan Parties, subject to the final paragraph of this Section 5.11.

(c)Promptly notify the Administrative Agent of the acquisition after the Amendment Effective Date of any Owned Real Property (which for this clause (c) shall include the improvement of any Real Property that was not Owned Real Property that results in it qualifying as Owned Real Property) and within 30 days after such acquisition (or such longer time as the Administrative Agent shall agree in its sole discretion) will grant and cause the applicable Loan Parties to grant to the Collateral Agent security interests in and mortgages on such Owned Real Property as are not covered by any then-existing Mortgages, subject to any limitations required by local law (other than assets that (i) are subject to permitted secured financing arrangements containing restrictions permitted by Section 6.09(c), pursuant to which a Lien on such assets securing the Obligations is not permitted or (ii) are not required to become subject to the Liens of the Collateral Agent pursuant to Section 5.11(g) or the Security Documents). Any Mortgage granted pursuant to this Section shall constitute a valid and enforceable first-priority Lien, subject to no other Liens except Permitted Liens at the time of perfection thereof. Parent shall, and shall cause each such applicable Subsidiary Loan Party to record or file the Mortgage or instruments related thereto in such manner and in such places as is required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Mortgages and pay, and cause each such Subsidiary Loan Party to pay, in full, all Taxes, fees and other charges payable in connection therewith, in each case subject to paragraph (g) below.

(d)Other than in the case of any Excluded Subsidiary, if any additional direct or indirect Subsidiary of Dutch Borrower is formed or acquired after the Amendment Effective Date (with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary being deemed to constitute the acquisition of a Subsidiary), (i) within 15 Business Days after the date such Subsidiary is formed or acquired (or first becomes subject to such requirement) (or such longer period as the Collateral Agent may agree in its sole discretion), notify the Collateral Agent thereof, and (ii) within 20 Business Days (in the case of a Domestic Subsidiary) or 60 days (in the case of a Foreign Subsidiary) after the date such Subsidiary is formed or acquired (or first becomes required to be a Subsidiary Loan Party) or such longer period as the Collateral Agent may agree in its sole discretion, cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of any Loan Party, subject in each case to paragraph (g) below.

(e)[Reserved.]

(f)Furnish to the Collateral Agent prompt (and in any event within 20 days after such change or such longer period as may be acceptable to the Administrative Agent) written notice of any change (A) in any Loan Party’s corporate or organization name, (B) in any Loan Party’s identity or organizational structure, (C) in any Loan Party’s organizational identification number (to the extent relevant in the applicable jurisdiction of organization), (D) in any Loan Party’s jurisdiction of organization or (E) in the location of the chief executive office of any Loan Party (to the extent relevant in the applicable jurisdiction of organization); provided, that all filings have been made, or will have been made within 30 days following such change (or such longer period as the Collateral Agent may agree in its sole discretion), under the Uniform Commercial Code, PPSA, or equivalent in any applicable jurisdiction that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral in which a security interest may be perfected by such filing, for the benefit of the Secured Parties.

(g)Notwithstanding anything to the contrary in this Agreement, the Security Documents, or any other Loan Document, (i) the Administrative Agent may grant extensions of time for the creation or perfection of security interests in or the obtaining of insurance (including title insurance) or surveys with respect to particular assets where it reasonably determines, in consultation with the Parent and after the Parent’s use of commercially reasonable efforts, that perfection or obtaining of such items cannot be accomplished without undue effort or expense on the terms or by the time or times at which it would otherwise be required by this Agreement or the other Loan Documents and (ii) Liens required to be granted from time to time pursuant to, or any other requirements of, the Collateral and Guarantee Requirement and the Security Documents shall be subject to exceptions and limitations set forth in the Security Documents.

(h)[Reserved].

SECTION 5.12	Rating.

Exercise commercially reasonable efforts to maintain public ratings from each of Moody’s and S&P for the Facilities.

SECTION 5.13	Lender Meetings.

In the case of Parent, upon the reasonable request of the Administrative Agent, participate in a telephonic meeting of the Administrative Agent and the Lenders once during each fiscal quarter to be held at such time as may be agreed upon by Parent and the Administrative Agent.

ARTICLE VI

NEGATIVE COVENANTS

Each of Holdings (solely with respect to Section 6.08(b) and 6.09) and the Borrowers jointly and severally covenants and agrees with each Lender that, until the Termination Date, unless the Required Lenders shall otherwise consent in writing, each of Holdings (solely with respect to Section 6.08(b) and 6.09) and the Borrowers will not, and the Dutch Borrower will not permit any of the Subsidiaries to:

SECTION 6.01	Indebtedness.

Incur, create, assume or permit to exist any Indebtedness, except:

(a)Indebtedness existing on the Closing Date  (to the extent such Indebtedness is set forth on Schedule 6.01 to the Original Credit Agreement) and any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(b)Indebtedness created hereunder (including pursuant to Sections 2.22, 2.23 and 2.24) and under the other Loan Documents and any Refinancing Notes incurred to refinance such Indebtedness;

(c)Indebtedness of the Dutch Borrower or any Subsidiary pursuant to Swap Agreements not entered into for speculative purposes;

(d)Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Borrowers or any Subsidiary, pursuant to reimbursement or indemnification obligations to such person, in each case in the ordinary course of business;

(e)Indebtedness of the Dutch Borrower to any Subsidiary of the Dutch Borrower and of any Subsidiary to the Dutch Borrower or any other Subsidiary; provided that other than in the case of intercompany current liabilities incurred in the ordinary course of business, (i) Indebtedness of any Subsidiary of the Dutch Borrower that is not a Loan Party owing to any Loan Party shall be subject to Section 6.04 and, at the request of the Collateral Agent, evidenced by an intercompany note pledged to the Collateral Agent for the benefit of the Secured Parties and (ii) Indebtedness of  any Loan Party to any Subsidiary that is not a Loan Party shall be subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent;

(f)Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, in each case provided in the ordinary course of business or consistent with past practice or industry practices;

(g)Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business;

(h)Indebtedness of a Subsidiary acquired after the Closing Date or an entity merged into or consolidated with the Dutch Borrower or any Subsidiary after the Closing Date and Indebtedness assumed in connection with the acquisition of assets after the Closing Date, which In debtedness in each case exists at the time of such acquisition, merger, consolidation or amalgamation and is not created in contemplation of such event and where such acquisition, merger, consolidation or amalgamation is permitted by this Agreement and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness; provided that (A) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (B) immediately after giving effect to such acquisition, merger, consolidation or amalgamation, the assumption and incurrence of any Indebtedness and any related transactions, the aggregate principal amount of such  Indebtedness, when taken together with any other Indebtedness incurred pursuant to this paragraph (h) and paragraph (i) of this Section 6.01 and the Remaining Present Value of leases permitted under Section 6.03, would not exceed the greater of $150,000,000 and 15% of Consolidated Total Assets in the aggregate at any time outstanding as of the most recent Test Period;

(i)(i) Capital Lease Obligations, mortgage financings and purchase money Indebtedness incurred by the Dutch Borrower or any Subsidiary prior to or within 270 days after the acquisition, lease, construction, repair, replacement or improvement of the respective property permitted under this Agreement in order to finance such acquisition, lease, construction, repair, replacement or improvement, (ii) any Permitted Refinancing Indebtedness in respect thereof, and (iii) Capital Lease Obligations incurred by the Dutch Borrower or any Subsidiary in respect of any Sale and Lease-Back Transaction that is permitted under Section 6.03 so long as the aggregate principal amount of such  Indebtedness, when taken together with any other Indebtedness incurred pursuant to paragraph (h) and this paragraph (i) of this Section 6.01 and the Remaining Present Value of leases permitted under Section 6.03, would not exceed the greater of $150,000,000 and 15% of Consolidated Total Assets in the aggregate at any time outstanding as of the most recent Test Period;

(j)other Indebtedness of the Dutch Borrower or any Subsidiary in an aggregate principal amount that at the time of, and after giving effect to, the incurrence thereof, would not exceed $200,000,000 at any time outstanding;

(k)Indebtedness pursuant to (i) the Second Lien Credit Agreement in an aggregate principal amount that is not as of the Amendment Effective Date in excess of $210,000,000 plus (ii) the Incremental Second Lien Term Facility, if any, pursuant to the terms of the Second Lien Credit Agreement as in effect on the Closing Date and (iii) any Permitted Refinancing Indebtedness incurred to Refinance any such Indebtedness referred to in the foregoing subsections (i) and (ii);

(l)Guarantees (i) by the Dutch Borrower or any Subsidiary Loan Party of any Indebtedness of any Subsidiary Loan Party permitted to be incurred under this Section 6.01, (ii) by the Dutch Borrower or any Subsidiary Loan Party of Indebtedness otherwise permitted hereunder of any Subsidiary that is not a Subsidiary Loan Party to the extent such Guarantees are permitted by Section 6.04, and (iii) by any Subsidiary that is not a Subsidiary Loan Party of Indebtedness of another Subsidiary that is not a Subsidiary Loan Party; provided that Guarantees by the Dutch Borrower or any Subsidiary Loan Party under this Section 6.01(l) of any other Indebtedness of a person that is subordinated to other Indebtedness of such person shall be subordinated to the Obligations to at least the same extent such other Indebtedness is so subordinated;

(m)Indebtedness arising from agreements of the Dutch Borrower or any Subsidiary providing for indemnification, adjustment of purchase or acquisition price (including earn-out obligations), deferred compensation or similar obligations, in each case, incurred or assumed in connection with the 2014 Transactions and any Permitted Business Acquisition, any Investment or the disposition of any business, assets or a Subsidiary not prohibited by this Agreement, other than Guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that in respect of the disposition of any business, assets or a Subsidiary, such Indebtedness shall not exceed the proceeds of such disposition;

(n)Indebtedness in respect of letters of credit, bank guarantees or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in the ordinary course of business and consistent with past practice or industry practices;

(o)Indebtedness of the Dutch Borrower or any Subsidiary Loan Party supported by a Letter of Credit, in a principal amount not in excess of the stated amount of such Letter of Credit;

(p)Indebtedness consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(q)other unsecured Indebtedness or Subordinated Indebtedness of the Dutch Borrower or any Subsidiary so long as (A) no Default or Event of Default shall have occurred and be continuing and (B) on a Pro Forma Basis after giving effect to the issuance, incurrence or assumption of such Indebtedness, the Fixed Charge Coverage Ratio shall be equal to or greater than 2.00 to 1.00 and (ii) Permitted Refinancing Indebtedness in respect thereof; provided, however, that Indebtedness of Subsidiaries that are not Loan Parties that is outstanding pursuant to this clause (q) and clause (r) shall not at any time exceed $100,000,000 in the aggregate as of the most recently ended Test Period;

(r)Indebtedness of Subsidiaries that are not Loan Parties in an aggregate amount not to exceed $100,000,000 at any time outstanding pursuant to clause (q) or this clause (r);

(s)Indebtedness incurred in the ordinary course of business under overdraft facilities and Cash Management Agreements (including, but not limited to, intraday, ACH, credit cards, credit card processing charges, debit cards and purchasing card/T&E services), in each case established for the Dutch Borrower’s and the Subsidiaries’ ordinary course of operations;

(t)customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business; and

(u)all premium (if any, including tender premiums), expenses, interest (including post-petition interest) and fees, expenses, charges and additional or contingent interest, on obligations described in paragraphs (a) through (t) above.

For purposes of determining compliance with this Section 6.01, the amount of any Indebtedness denominated in any currency other than Dollars shall be calculated based on customary currency exchange rates in effect, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) on or prior to the Closing Date, on the Closing Date and, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) after the Closing Date, on the date that such Indebtedness was incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness); provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a currency other than Dollars (or in a different currency from the Indebtedness being refinanced), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount, as applicable, of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses incurred in connection with such refinancing.

SECTION 6.02	Liens.

Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any person, including any Subsidiary) at the time owned by it or on any income or revenues or rights in respect of any thereof, except the following (collectively, “Permitted Liens”):

(a)Liens on property or assets of the Borrowers and the Subsidiaries existing on the Closing Date (and, to the extent securing Indebtedness in an aggregate principal amount in excess of $5,000,000, set forth on Schedule 6.02 to the Original Credit Agreement) and any modifications, replacements, renewals or extensions thereof; provided that such Liens shall secure only those obligations that they secure on the Closing Date (and any Permitted Refinancing Indebtedness in respect of such obligations permitted by Section 6.01(a)) and shall not subsequently apply to any other property or assets of the Borrowers or any Subsidiary other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien, and (B) proceeds and products thereof;

(b)Liens granted pursuant to and under the Loan Documents or otherwise securing any Obligations;

(c)any Lien on any property or asset of the Dutch Borrower or any Subsidiary securing Indebtedness or Permitted Refinancing Indebtedness permitted by Section 6.01(h); provided that such Lien (i) does not apply to any other property or assets of the Dutch Borrower or any of the Subsidiaries not securing such Indebtedness at the date of the acquisition of such property or asset and accessions and additions thereto and proceeds and products thereof (other than after acquired property required to be subjected to such Lien pursuant to the terms of such Indebtedness (and refinancings thereof) it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (ii) such Lien is not created in contemplation of or in connection with such acquisition;

(d)Liens for Taxes, assessments or other governmental charges or levies not yet delinquent by more than 30 days or that are being contested in compliance with Section 5.03;

(e)Liens imposed by law, constituting landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, supplier’s, construction or other like Liens, securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Dutch Borrower or any Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(f)(i) pledges and deposits and other Liens made in the ordinary course of business in compliance with any workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other Liens securing liability for reimbursement or indemnification obligations of (including obliga tions in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Dutch Borrower or any Subsidiary;

(g)deposits and other Liens incurred in the ordinary course of business to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with utilities, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof), in each case, incurred in the ordinary course of business;

(h)zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way, covenants, conditions, restrictions and declarations on or with respect to the use of Real Property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of the Dutch Borrower or any Subsidiary and do not materially adversely impact the value of the Mortgaged Properties;

(i)Liens securing Indebtedness and Permitted Refinancing Indebtedness permitted by Section 6.01(i) (in each case limited to the assets financed with such Indebtedness and any accessions thereto and the proceeds and products thereof and related property); provided that (i) such Liens (other than any Liens securing any Permitted Refinancing Indebtedness secured by such Liens) attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property (except for replacements, additions and accessions to such property) other than the property financed by such Indebtedness and the proceeds and the products thereof and (iii) with respect to Capital Lease Obligations, such Liens do not at any time extend to or cover any assets other than the assets subject to such Capital Lease Obligations and the proceeds and products thereof and customary security deposits; provided that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender on customary terms;

(j)Liens arising out of capitalized lease transactions permitted under Section 6.03, so long as such Liens attach only to the property sold and being leased in such transaction and any accessions thereto or proceeds and products thereof and related property;

(k)Liens securing judgments that do not constitute an Event of Default under Section 7.01(j) and notices of lis pendens and associated rights related to litigation;

(l)Liens not securing borrowed money disclosed by the title insurance policies, title opinions or equivalent foreign documentation delivered pursuant to Section 5.11 and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted by this Agreement;

(m)any interest or title of a lessor or sublessor under any leases or subleases entered into by the Dutch Borrower or any Subsidiary as tenant, lessee, subtenant or sublessor in the ordinary course of business;

(n)Liens that are (i) contractual or statutory rights of set-off or similar rights relating to the establishment of depository relations with banks and other financial institutions not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposits, cash management (including controlled disbursement accounts or services) or foreign currency exchanges services, sweep accounts, reserve accounts, commodity or trading accounts, or similar accounts of the Dutch Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Dutch Borrower or any Subsidiary, including with respect to credit cards, credit card processing services, debit cards, purchase cards, ACH transactions, and similar obligations or (iii) relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the Dutch Borrower or any Subsidiary in the ordinary course of business;

(o)Liens securing obligations in respect of trade-related letters of credit, bank guarantees or similar obligations permitted under Section 6.01(n) and covering the property (or the documents of title in respect of such property) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(p)leases or subleases, and licenses or sublicenses (including with respect to Intellectual Property) granted to others in the ordinary course of business not interfering in any material respect with the business of the Dutch Borrower and the Subsidiaries, taken as a whole;

(q)Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(r)Liens solely on any cash earnest money deposits made by the Borrowers or any of the Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted hereunder;

(s)Liens with respect to property or assets of any Subsidiary that is not a Loan Party securing Indebtedness of a Subsidiary that is not a Loan Party permitted under Section 6.01;

(t)Liens arising from precautionary Uniform Commercial Code financing statements (or the foreign equivalent) entered into in connection with any transaction otherwise permitted under this Agreement;

(u)Liens on Equity Interests in joint ventures arising solely under the organizational documents for such joint ventures and not debt for borrowed money;

(v)Liens on securities that are the subject of repurchase agreements constituting Permitted Investments under clause (c) of the definition thereof;

(w)Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit, bank guarantee or bankers’ acceptance issued or created for the account of the Dutch Borrower or any Subsidiary in the ordinary course of business; provided that such Lien secures only the obligations of the Dutch Borrower or such Subsidiaries in respect of such letter of credit, bank guarantee or banker’s acceptance to the extent permitted under Section 6.01;

(x)Liens securing insurance premiums financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums;

(y)other Liens with respect to property or assets of the Dutch Borrower or any Subsidiary securing obligations in an aggregate principal amount outstanding at any time not to exceed the greater of $200,000,000 and 20% of Consolidated Total Assets;

(z)Liens securing obligations under the Second Lien Loan Documents and any Permitted Refinancing Indebtedness thereof, all of which must be subject to an intercreditor agreement that is reasonably satisfactory to the Administrative Agent;

(aa)Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code in effect in the State of New York or similar provisions in similar codes, statutes or laws in other jurisdictions on items in the course of collection;

(bb)non-consensual Liens (not incurred in connection with borrowed money) on equipment of the Dutch Borrower or any of the Subsidiaries granted in the ordinary course of business to such Person’s client at which such equipment is located;

(cc)Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(dd)any Lien created pursuant to the general conditions of a bank operating in the Netherlands based on the general conditions drawn up by the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond); and

(ee)movable hypothecs granted under the laws of the Province of Quebec to secure obligations under leases or subleases for Real Property (in each case limited to the property and assets located from time to time in the premises which are the subject of the lease or sublease secured by such movable hypothec).

SECTION 6.03	Sale and Lease-Back Transactions.

Enter into any arrangement, directly or indirectly, with any person whereby it shall sell, transfer or otherwise dispose of any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred (a “Sale and Lease-Back Transaction”); provided that a Sale and Lease-Back Transaction shall be permitted (a) with respect to property owned (i) by Dutch Borrower or any Subsidiary Loan Party that is acquired after the Closing Date so long as such Sale and Lease-Back Transaction is consummated within 270 days of the acquisition of such property or (ii) by any Subsidiary that is not a Loan Party regardless of when such property was acquired and (b) with respect to any property owned by Dutch Borrower or any Subsidiary Loan Party, (i) if at the time the lease in connection therewith is entered into, (A) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (B) after giving effect to the entering into of such lease, Dutch Borrower shall be in Pro Forma Compliance, (ii) the Remaining Present Value of such lease (together with Indebtedness outstanding pursuant to paragraphs (h) and (i) of Section 6.01 and the Remaining Present Value of outstanding leases previously entered into under this Section 6.03) would not exceed the greater of $150,000,000 and 15% of Consolidated Total Assets in the aggregate at any time outstanding, (iii) no less than 75% of the consideration received in such Sale and Lease-Back Transaction shall be in cash and (iv) the Net Proceeds therefrom are applied in accordance with Section 2.12(b); provided, further, that Dutch Borrower or the applicable Subsidiary Loan Party shall receive at least fair market value (as determined by the Dutch Borrower in good faith) for any property disposed of in any Sale and Lease-Back Transaction pursuant to clause (a)(i) or (b) of this Section 6.03.

SECTION 6.04	Investments, Loans and Advances.

Purchase, hold or acquire (including pursuant to any merger, consolidation or amalgamation with a person that is not a Subsidiary Loan Party immediately prior to such merger, consolidation or amalgamation) any Equity Interests, evidences of Indebtedness or other securities of, make or permit to exist any loans or advances (other than current intercompany liabilities) to or Guarantees of the obligations of, or make or permit to exist any investment or any other interest in (each, an “Investment”), any other person, except:

(a)the 2014 Transactions;

(b)(i) Investments by the Dutch Borrower or any Subsidiary in the Equity Interests of any Subsidiary as of the Closing Date; (ii) Investments by the Dutch Borrower or any Subsidiary Loan Party in the Dutch Borrower or any Subsidiary Loan Party; (iii) Investments by any Subsidiary that is not a Loan Party in any Subsidiary that is not a Loan Party; (iv) Investments by any Subsidiary that is not a Loan Party in the Dutch Borrower or any Subsidiary Loan Party; (v) Investments by the Dutch Borrower or any Subsidiary Loan Party in any Subsidiary not otherwise permitted in clause (i) through (iv) above or in any Similar Business at any time outstanding in an aggregate amount for all such Investments made or deemed made pursuant to this clause (v) not to exceed (A) the greater of (x) $150,000,000 and (y) 15% of Consolidated Total Assets plus (B) the portion, if any, of the Cumulative Credit elected by the Dutch Borrower to be applied to this Section 6.04(b), such election to be specified in a written notice of a Responsible Officer of the Dutch Borrower calculating in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied;

(c)Permitted Investments;

(d)Investments arising out of the receipt by the Dutch Borrower or any Subsidiary of noncash consideration for the sale of assets permitted under Section 6.05 (other than Section 6.05(g));

(e)loans and advances to officers, directors, employees or consultants of the Dutch Borrower or any Subsidiary (i) in the ordinary course of business not to exceed in the aggregate at any time outstanding $10,000,000 (calculated without giving effect to write downs or write offs thereof or any cancellation of loans permitted by Section 6.07(b)(ii)(y)), (ii) in respect of payroll payments and expenses in the ordinary course of business and (iii) in connection with such person’s purchase of Equity Interests of the Dutch Borrower or any Parent Entity solely to the extent that the amount of such loans and advances shall be contributed to the Dutch Borrower in cash as common equity;

(f)accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business;

(g)Swap Agreements that are entered into in the ordinary course of business and not entered into for speculative purposes;

(h)Investments existing on the Closing Date as set forth on Schedule 6.04 to the Original Credit Agreement and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all Investments pursuant to this paragraph (h) is not increased at any time above the amount of such Investment existing or committed on the Closing Date (other than pursuant to an increase as required by the terms of any such Investment as in existence on the Closing Date);

(i)Investments resulting from pledges and deposits under Sections 6.02(f), (g), (j), (n), and (r);

(j)other Investments by the Dutch Borrower or any Subsidiary at any time outstanding in an aggregate amount not to exceed (i) the greater of $250,000,000 and 25% of the Consolidated Total Assets as at the end of the then most recently ended Test Period, plus (ii) so long as no Default or Event of Default has occurred and is continuing, the portion, if any, of the Cumulative Credit on the date of such election that Dutch Borrower elects to apply to this Section 6.04(j)(ii), such election to be specified in a written notice of a Responsible Officer of the Dutch Borrower calculating in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied; provided that if any Investment pursuant to this paragraph (j) is made in any person that is not a Subsidiary Loan Party at the date of the making of such Investment and such person becomes a Subsidiary Loan Party after such date, such Investment shall thereafter be deemed to have been made pursuant to paragraph (b) above and shall cease to have been made pursuant to this paragraph (j);

(k)Investments constituting Permitted Business Acquisitions; provided that the aggregate amount of Permitted Business Acquisitions of Persons that do not become Loan Parties shall not exceed $100,000,000.

(l)Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business or Investments acquired by the Dutch Borrower or a Subsidiary as a result of a foreclosure by the Dutch Borrower or any of the Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(m)Guarantees permitted under Section 6.01 (except to the extent such Guarantee is expressly subject to Section 6.04) and Guarantees by the Dutch Borrower or any Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(n)Investments consisting of Restricted Payments permitted by Section 6.06;

(o)Investments by the Dutch Borrower and its Subsidiaries in the form of loans to Parent or any other Parent Entity with the proceeds of capital contributions made by Parent or such Parent Entity to Dutch Borrower or such Subsidiary contemporaneously therewith;

(p)Investments consisting of the licensing or contribution of Intellectual Property pursuant to joint marketing arrangements with other persons in the ordinary course of business;

(q)purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of Intellectual Property in each case in the ordinary course of business (including advances in form of prepaid expenses in accordance with customary trade terms), in each case, to the extent such purchases and acquisitions constitute Investments; and

(r)any Investment consisting of intercompany current liabilities among Holdings and its Subsidiaries.

Any Investment in any person other than the Borrower or a Subsidiary Loan Party that is otherwise permitted by this Section 6.04 may be made through intermediate Investments in Subsidiaries that are not Loan Parties and such intermediate Investments shall be disregarded for purposes of determining the outstanding amount of Investments pursuant to any clause set forth above.

The amount of any Investment shall be the original cost (excluding any portion that is a contingent amount until liquidated) of such Investment (which, in the case of any Investment constituting the contribution of an asset or property, shall be based on the fair market value of such asset or property at the original time such Investment is made) plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment (other than adjustments for the repayment of, or the refund of capital with respect to, or the payment of interest or dividends on, the original principal amount of any such Investment), and shall be reduced by any returns actually received by the respective investor in respect of such Investments.

SECTION 6.05	Mergers, Consolidations, Sales of Assets and Acquisitions.

Merge into, or consolidate or amalgamate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease, license or otherwise dispose of (in one transaction or in a series of transactions) all or any part of its assets (whether now owned or hereafter acquired or arising), or issue, sell, transfer or otherwise dispose of any Equity Interests of any Subsidiary, or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or any substantial part of the assets of any other person, except that this Section shall not prohibit:

(a)(i) the purchase and sale of inventory or the sale of receivables pursuant to non-recourse factoring arrangements, in each case in the ordinary course of business by the Dutch Borrower or any Subsidiary, (ii) the acquisition or lease (pursuant to an operating lease) of any other asset in the ordinary course of business by the Dutch Borrower or any Subsidiary, (iii) the sale of surplus, obsolete, damaged or worn out equipment or other property in the ordinary course of business by the Dutch Borrower or any Subsidiary or (iv) the sale or disposition of Permitted Investments in the ordinary course of business;

(b)if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing or would result therefrom, (i) the merger, consolidation or amalgamation of any Subsidiary into or with the Dutch Borrower in a transaction in which the Dutch Borrower is the survivor, (ii) the merger, consolidation or amalgamation of any Subsidiary into or with any Subsidiary Loan Party in a transaction in which the surviving or resulting entity is or becomes a Subsidiary Loan Party and, in the case of each of clauses (i) and (ii), no person other than the Dutch Borrower or a Subsidiary Loan Party receives any consideration, (iii) the merger, consolidation or amalgamation of any Subsidiary that is not a Loan Party into or with any other Subsidiary that is not a Loan Party, (iv) the liquidation or dissolution or change in form of entity of any Subsidiary, if the Dutch Borrower determines in good faith that such liquidation, dissolution or change in form is in the best interests of the Dutch Borrower and is not materially disadvantageous to the Lenders and the assets of such Subsidiary, if a Subsidiary Loan Party, are distributed to the Dutch Borrower or a Subsidiary Loan Party or (v) any Subsidiary may merge, consolidate or amalgamate into or with any other person in order to effect an Investment permitted pursuant to Section 6.04 so long as the continuing or surviving person shall be a Subsidiary, which shall be a Loan Party if the merging, consolidating or amalgamating Subsidiary was a Loan

Party and which together with each of its Subsidiaries shall have complied with the requirements of Section 5.11;

(c)Sale and Lease-Back Transactions permitted by Section 6.03;

(d)Investments permitted by Section 6.04, Permitted Liens, and Restricted Payments permitted by Section 6.06;

(e)the sale of defaulted receivables in the ordinary course of business and not as part of an accounts receivables financing;

(f)sales, transfers, leases, licenses or other dispositions of assets not otherwise permitted by this Section 6.05; provided that the Net Proceeds thereof are applied in accordance with Section 2.12(b);

(g)Permitted Business Acquisitions (including any merger, consolidation or amalgamation in order to effect a Permitted Business Acquisition); provided that following any such merger, consolidation or amalgamation involving the Dutch Borrower, the Dutch Borrower shall be the surviving entity;

(h)leases, licenses, or subleases or sublicenses of any real or personal property in the ordinary course of business; provided that in the case of Intellectual Property, such licenses or sublicenses are non-exclusive;

(i)sales, leases or other dispositions of inventory or dispositions or abandonment of Intellectual Property of the Dutch Borrower and the Subsidiaries in its reasonable business judgment has determined by the management of Dutch Borrower to be no longer useful or necessary in the operation of the business of Dutch Borrower or any of the Subsidiaries;

(j)any exchange of assets for services and/or other assets of comparable or greater value or usefulness to the business of the Dutch Borrower and the Subsidiaries as a whole; provided that (i) no Default or Event of Default exists or would result therefrom, (ii) immediately after giving effect thereto, Dutch Borrower shall be in Pro Forma Compliance and (iii) the Net Proceeds, if any, thereof are applied in accordance with Section 2.12(b);

(k)any disposition in the ordinary course of business, including dispositions of Investments in joint ventures to the extent required by, or made pursuant to buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

Notwithstanding anything to the contrary contained above in this Section 6.05, (i) no sale, transfer or other disposition of assets shall be permitted by this Section 6.05 (other than sales, transfers, leases, licenses or other dispositions to Loan Parties or pursuant to Section 6.05(a)(ii), (b), (d), (e), (h), (i) and (l)) unless such disposition is for fair market value (as determined in good faith by Dutch Borrower and (ii) no sale, transfer or other disposition of assets in excess of $10,000,000 shall be permitted by paragraph (a)(i), (c) or (f) of this Section 6.05 (except to a Loan Party) unless such disposition is for at least 75% cash consideration; provided that for purposes of clause (ii), (a) the amount of any liabilities (as shown on Dutch Borrower’s or any Subsidiary’s most recent balance sheet or in the notes thereto) (other than liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee of any such assets and (b) any notes or other obligations or other securities or assets received by Dutch Borrower or such Subsidiary from such transferee that are converted by Dutch Borrower or such Subsidi ary into cash within 180 days of the receipt thereof (to the extent of the cash received) shall, in each case, be deemed to be cash.  To the extent any Collateral is sold or disposed of in a transaction expressly permitted by this Section 6.05 to any person other than the Dutch Borrower or any Subsidiary Loan Party, such Collateral shall be sold or disposed of free and clear of the Liens created by the Loan Documents (provided that, for the avoidance of doubt, with respect to any disposal consisting of an operating lease or license, the underlying property retained by such Loan Party will not be so released), and the Administrative Agent or Collateral Agent shall take, and is hereby authorized by each Lender to take, any actions reasonably requested by Dutch Borrower in order to evidence the foregoing subject to the receipt of a certification by Dutch Borrower stating that such transaction is in compliance with the Credit Agreement and the other Loan Documents and as to such other matters as the Administrative Agent or Collateral Agent may reasonably request.

SECTION 6.06	Dividends and Distributions.

Declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its Equity Interests (other than dividends and distributions on Equity Interests payable solely by the issuance of additional Qualified Equity Interests of the person paying such dividends or distributions) or directly or indirectly redeem, purchase, retire or otherwise acquire for value (or permit any Subsidiary to purchase or acquire) any of its Qualified Equity Interests or set aside any amount for any such purpose (other than through the issuance of additional Qualified Equity Interests of the person redeeming, purchasing, retiring or acquiring such shares) (the foregoing, “Restricted Payments”); provided, however, that:

(a)any Subsidiary may make Restricted Payments to the Dutch Borrower or to any Wholly-Owned Subsidiary of the Dutch Borrower (or, in the case of non-Wholly-Owned Subsidiaries, to the Dutch Borrower or any Subsidiary that is a direct or indirect parent of such Subsidiary and to each other owner of Equity Interests of such Subsidiary on a pro rata basis (or more favorable basis from the perspective of the Dutch Borrower or such Subsidiary) based on their relative ownership interests);

(b)the Dutch Borrower may make Restricted Payments in respect of (i) overhead, legal, accounting and other professional fees and expenses of, or attributable to, Holdings, the Borrowers and the Subsidiaries, to any Parent Entity, (ii) fees and expenses related to any public offering or private placement of debt or equity securities of Holdings or any Parent Entity whether or not consummated, (iii) payments permitted by Section 6.07(b) (other than clause (vii)) and (iv) customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers, directors and employees of Holdings or any Parent Entity; provided that in the case of clauses (i), (ii) and (iv), the amount of such Restricted Payments shall not exceed the portion of any amounts referred to in such clauses (i), (ii) and (iv) that are allocable to the Dutch Borrower and the Subsidiaries;

(c)Restricted Payments to Holdings or any Parent Entity the proceeds of which are used to purchase or redeem the Equity Interests of Holdings or any Parent Entity (including related stock appreciation rights or similar securities) held by then present or former directors, consultants, officers or employees of any of Parent, Holdings, the Borrowers or any of the Subsidiaries or by any plan or any shareholders’ agreement then in effect upon such person’s death, disability, retirement or termination of employment or under the terms of any such plan or any other agreement under which such shares of stock or related rights were issued; provided that the aggregate amount of such purchases or redemptions under this paragraph (c) shall not exceed in any fiscal year (1) $10,000,000, plus (2) (x) to the extent not a source of the Cumulative Credit, the amount of net proceeds contributed to Holdings that were received by Holdings during such cal endar year from sales of Equity Interests of Holdings or Parent to directors, consultants, officers or employees of Holdings, Parent, the Borrowers or any Subsidiary in connection with permitted employee compensation and incentive arrangements, and (y) the amount of net proceeds of any keyman life insurance policies received during such calendar year which, if not used in any year, may be carried forward to any subsequent calendar year, subject, with respect to unused amounts from clause (1) of this proviso that are carried forward, to an overall limit in any fiscal year of $17,500,000; and provided, further, that cancellation of Indebtedness owing to Parent, Borrowers or any Subsidiary from members of management of Holdings or the Subsidiaries in connection with a repurchase of Equity Interests of Holdings or Parent will not be deemed to constitute a Restricted Payment for purposes of this Section 6.06;

(d)noncash repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(e)Restricted Payments may be made in an aggregate amount equal to the portion, if any, of the Cumulative Credit on such date that Dutch Borrower elects to apply to this Section 6.06(e), such election to be specified in a written notice of a Responsible Officer of Dutch Borrower calculating in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied; provided that (i) no Default or Event of Default shall exist or result therefrom and (ii) on a Pro Forma Basis after giving effect to such Restricted Payment, the Total Leverage Ratio shall not exceed 5.00 to 1.00.

(f)the Dutch Borrower may make Restricted Payments to Holdings or any Parent Entity to make payments in cash, in lieu of the issuance of fractional shares, upon the exercise of warrants or upon the conversion or exchange of Equity Interests of any such person;

(g)the Dutch Borrower may make additional Restricted Payments in an aggregate amount with all other Restricted Payments made pursuant to this Section 6.06(g) not to exceed (x) $100,000,000 minus (y) the amount of any payments made pursuant to Section 6.12(i); provided that no Event of Default shall exist or shall result therefrom;

(h)the Dutch Borrower may make Restricted Payments to Holdings or any Parent Entity to finance any Investment permitted to be made pursuant to Section 6.04; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment and (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the Dutch Borrower or a Subsidiary or (2) the merger, consolidation or amalgamation (to the extent permitted in Section 6.05) of the person formed or acquired into the Dutch Borrower or a Subsidiary in order to consummate such Permitted Business Acquisition or Investment, in each case, in accordance with the requirements of Section 5.11;

(i)Restricted Payments that are made with Excluded Contributions;

(j)Restricted Payments made in connection with the  2014 Transactions; and

(k)for any taxable period for which Holdings and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or foreign income Tax purposes of which a direct or indirect parent of Holdings is the common parent (a “Tax Group”), Restricted Payments not in excess of the portion of any U.S. federal, state, local or foreign income Taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of Holdings and/or its Subsidiaries; provided that

(i) the amount of such Restricted Payments for any taxable period shall not exceed the amount of such Taxes that Holdings and/or its Subsidiaries, as applicable, would have paid had Holdings and/or its Subsidiaries, as applicable, been a stand-alone taxpayer (or a stand-alone group) and (ii) Restricted Payments in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to Holdings or any of its Restricted Subsidiaries for such purpose.

SECTION 6.07	Transactions with Affiliates.

(a)Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates involving consideration exceeding $20,000,000 in the aggregate, unless such transaction is (i) otherwise permitted under this Agreement or (ii) upon terms no less favorable to the Dutch Borrower or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate.

(b)The foregoing paragraph (a) shall not prohibit, to the extent otherwise not prohibited under this Agreement:

(i)any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans approved by the Board of Directors of Holdings or Dutch Borrower;

(ii)loans or advances to officers, directors, employees or consultants of Holdings, Parent, any Parent Entity, any Borrower, or any of the Subsidiaries in accordance with Section 6.04(e) and (y) the cancellation of such loans or advances and other payments to employees or consultants if such cancellation or payment is approved by a majority of the Disinterested Directors of the Board of Directors of Dutch Borrower in good faith, made in compliance with applicable laws and otherwise permitted under this Agreement;

(iii)transactions among Holdings, the Dutch Borrower or any Subsidiary;

(iv)the payment of fees, reasonable out-of-pocket costs and indemnities to directors, officers, consultants and employees of any Parent Entity, Holdings, the Borrowers and the Subsidiaries in the ordinary course of business (limited, in the case of any Parent Entity and Holdings to the portion of such fees and expenses that are allocable to the Dutch Borrower and the Subsidiaries);

(v)subject to the limitations set forth in Section 6.07(b)(x), if applicable, transactions pursuant to the Transaction Documents (including, without limitation, fees, expenses, bonuses and other payments contemplated by or related to the 2014 Transactions) and permitted transactions, agreements and arrangements in existence on the Closing Date and described on Schedule 6.07 attached to the Original Credit Agreement, or any amendment thereto to the extent such amendment is not adverse to the Lenders when taken as a whole in any material respect;

(vi)(A) any employment agreements entered into by Holdings, the Borrowers or any of the Subsidiaries in the ordinary course of business, (B) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with employees, officers or directors, and (C) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto;

(vii)Restricted Payments permitted under Section 6.06;

(viii)any purchase by Holdings of the Equity Interests of the Dutch Borrower; provided that any Equity Interests of such Loan Party shall be pledged to the Collateral Agent to the extent required by Section 5.11;

(ix)any transaction in respect of which Dutch Borrower delivers to the Administrative Agent (for delivery to the Lenders) a letter addressed to the Board of Directors of Dutch Borrower from an accounting, appraisal or investment banking firm, in each case of nationally recognized standing that is (A) in the good faith determination of Dutch Borrower qualified to render such letter and (B) reasonably satisfactory to the Administrative Agent, which letter states that (i) such transaction is on terms that are no less favorable to Dutch Borrower or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate or (ii) such transaction is fair to Dutch Borrower or such Subsidiary, as applicable, from a financial point of view;

(x)transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business;

(xi) payments by Holdings (and any Parent Entity), the Borrower and the Subsidiaries pursuant to a tax sharing agreement or arrangement (whether written or as a matter of practice); provided that any payments thereunder are permitted by Section 6.06(k);

(xii)transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement; and

(xiii)transactions permitted by, and complying with, the provisions of (1) Section 6.04(b), 6.04(h) or 6.05(b) or (2) Section 6.06.

SECTION 6.08	Business of Holdings and the Subsidiaries.

Notwithstanding any other provisions hereof, engage at any time in any business or business activity other than:

(a)in the case of Dutch Borrower or any Subsidiary, any business or business activity conducted by any of them on the Closing Date and any Similar Business; and

(b)in the case of Holdings and the Co-Borrower, (i) maintaining its corporate existence, (ii) the execution and delivery of the Loan Documents and the Second Lien Loan Documents to which it is a party and the performance of its obligations thereunder, (iii) the incurrence of any other Indebtedness that is permitted to be incurred by the Co-Borrower under the Loan Documents and that is permitted to be incurred by Holdings in the following sentence, (iv) as otherwise required by law, (v) holding any cash in accordance with the terms hereof and investing such proceeds in Permitted Investments, (vi) in the case of Holdings, owning the Equity Interests of the Dutch Borrower, and (vii) activities incidental to the businesses or activities described in clauses (i) through (vi) of this Section.  Holdings shall incur no Indebtedness for borrowed money other than guarantees of Indebtedness of the Borrowers and Subsidiaries permitted hereunder and under the Second Lien Loan Documents and grant no Lien on any of its assets other than Liens created pursuant to the Loan Documents and the Second Lien Loan Documents and ordinary course Liens incurred under customary deposit account agreements entered into by Holdings with respect to deposit accounts.

SECTION 6.09	Limitation on Payments and Modifications of Indebtedness; Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements; etc.

(a)Amend or modify in any manner materially adverse to the Lenders taken as a whole, or grant any waiver or release under or terminate in any manner (if such granting or termination shall be materially adverse to the Lenders taken as a whole), the memorandum, articles or certificate of incorporation or association, by-laws, limited liability company operating agreement, partnership agreement or other organizational documents of any Loan Party.

(b)Make, or agree or offer to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on (w) any Subordinated Indebtedness, (x) the loans under the Second Lien Credit Agreement (the “Second Lien Obligations”), (y) Indebtedness (other than the Loans under the Second Lien Credit Agreement) secured by a Junior Lien, or (z) any Indebtedness that refinances the foregoing pursuant to subclause (A) below (such Indebtedness under this clause (z) being a “Junior Financing”), or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (A) Refinancings with (1) Permitted Refinancing Indebtedness permitted by Section 6.01 and/or (2) Indebtedness constituting Permitted Refinancing Indebtedness other than in respect of clause (e) of the definition of “Permitted Refinancing Indebtedness”, so long as such Indebtedness, if secured, is secured by a Junior Lien permitted by Section 6.02, (B) in connection with a Junior Financing and the Second Lien Obligations, (i) payments of regularly scheduled interest and fees due thereunder and other non-accelerated and non-principal payments thereunder, (ii) scheduled payments thereon necessary to avoid the Junior Financing to constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, and (iii) (x) payment of principal on the scheduled maturity date of any Junior Financing and, to the extent not prohibited by the Intercreditor Agreement, the Second Lien Obligations, and (y) payments of principal of the Second Lien Obligations permitted by Section 2.11(c)(i), (C) payments or distributions in respect of all or any portion of the Junior Financing or Second Lien Obligations with the proceeds contributed to Parent from the issuance, sale or exchange by Parent, Holdings or any Parent Entity of Qualified Equity Interests made within twelve months prior thereto that do not constitute Cumulative Credit or Excluded Contributions, (D) the conversion or exchange of any Junior Financing to Equity Interests of Parent or Holdings or to Qualified Equity Interests of any Parent Entity, (E) so long as no Default or Event of Default has occurred and is continuing or would result therefrom and after giving effect to such payment or distribution the Total Leverage Ratio would not exceed 5.00 to 1.00, payments or distributions in respect of Junior Financings and Second Lien Obligations prior to their scheduled maturity made, in an aggregate amount, not to exceed the portion, if any, of the Cumulative Credit on the date of such election that Dutch Borrower elects to apply to this Section 6.09(b)(E), such election to be specified in a written notice of a Responsible Officer of the Dutch Borrower calculating in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be applied, (F) in respect of the Second Lien Obligations, with Declined Proceeds applied in accordance with the mandatory prepayment provisions of the Second Lien Credit Agreement or in the case of Declined Proceeds that are retained by the Borrowers after having been declined by the Term Lenders and the lenders under the Second Lien Credit Agreement pursuant to the mandatory prepayment provisions thereof, with such Declined Proceeds in accordance with the voluntary prepayment provisions of the Second Lien Credit Agreement, (G) payments on the Amendment Effective Date in respect of the Second Lien Obligations in the principal amount of $590,000,000, plus accrued interest and related premium thereon, and (H) so long as no Default or Event of Default has occurred and is continuing or would result therefrom and after giving effect to such payment or distribution the First Lien Leverage Ratio would not exceed 4.25 to 1.00, payments or distributions in respect of  the principal amount of Second Lien Obligations (plus accrued interest and related premium thereon) prior to their scheduled maturity date; or

(c)Amend or modify, or permit the amendment or modification of, any provision of Junior Financing that constitutes Material Indebtedness or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that (A) are not materially adverse to Lenders taken as a whole and that do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Lenders taken as a whole or (B) otherwise comply with the definition of “Permitted Refinancing Indebtedness”.

(d)Permit any Material Subsidiary to enter into any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances to the Dutch Borrower or any Subsidiary that is a direct or indirect parent of such Subsidiary or (ii) the granting of Liens by Holdings, the Borrowers or such Material Subsidiary, in each case other than those arising under any Loan Document, except, in each case, restrictions existing by reason of:

(i)restrictions imposed by applicable law;

(ii)contractual encumbrances or restrictions in effect on the Closing Date under Indebtedness existing on the Closing Date and set forth on Schedule 6.01 to the Original Credit Agreement, the Second Lien Loan Documents or any agreements related to any Permitted Refinancing Indebtedness in respect of any such Indebtedness that does not make such encumbrance or restriction materially more onerous;

(iii)any restriction on a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Equity Interests or assets of a Subsidiary permitted under this Agreement;

(iv)customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(v)any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(vi)any restrictions imposed by any agreement relating to Indebtedness incurred pursuant to Sections 6.01(j) or 6.01(q) or Permitted Refinancing Indebtedness in respect thereof, to the extent such restrictions are not more restrictive, taken as a whole, than the restrictions contained in the Second Lien Loan Documents;

(vii)customary provisions contained in leases or licenses of Intellectual Property and other similar agreements entered into in the ordinary course of business;

(viii)customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(ix)customary restrictions and conditions contained in any agreement relating to the sale, transfer, lease or other disposition of any asset permitted under Section 6.05 pending the consummation of such sale, transfer, lease or other disposition;

(x)customary restrictions and conditions contained in the document relating to any Lien, so long as (1) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien and (2) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;

(xi)customary net worth provisions contained in Real Property leases entered into by Dutch Borrower or any Subsidiary in the ordinary course of business so long as the Dutch Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of Dutch Borrower or the Subsidiaries to meet their obligations under the Loan Documents;

(xii)any agreement in effect at the time such subsidiary becomes a Subsidiary, so long as such agreement was not entered into in contemplation of such person becoming a Subsidiary and such agreement does not apply to assets of Dutch Borrower or any other Subsidiary;

(xiii)restrictions in agreements representing Indebtedness permitted under Section 6.01 of a Subsidiary that is not a Loan Party;

(xiv)customary restrictions in leases, subleases, licenses or Equity Interests or asset sale agreements otherwise permitted hereby as long as such restrictions relate to the Equity Interests and assets subject thereto;

(xv)restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business; or

(xvi)any encumbrances or restrictions of the type referred to in Sections 6.09(c)(i) and 6.09(c)(ii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Dutch Borrower, no more restrictive with respect to such dividend, payment restrictions or lien restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

SECTION 6.10	Financial Performance Covenant.

With respect to Revolving Facility Loans only (i) if, on the last day of any fiscal quarter of Dutch Borrower ending during any period set forth in the table below, the Outstanding Amount of Revolving Facility Loans (but excluding L/C Obligations that have been Cash Collateralized) exceeds 10% of the Revolving Facility Commitments of all Revolving Facility Lenders and (ii) at the time of any Borrowing of Revolving Facility Loans, permit the First Lien Leverage Ratio, as determined as of such date, to exceed the ratio set forth below opposite such period:

Period	First Lien Leverage Ratio
September 30, 2014 through September 30, 2015	5.75: 1.00
December 31, 2015 and thereafter	5.00: 1.00
SECTION 6.11	Changes in Fiscal Year.

Permit the fiscal year of Dutch Borrower to end on a day other than December 31.

SECTION 6.12	Limitation on Payment of Contingent Payment Amount.

Make any payments directly or indirectly in respect of the Contingent Payment Amounts in an aggregate amount in excess of the sum of (i) $100,000,000 plus (ii) so long as (a) no Event of Default has occurred and is continuing and (b) after giving effect to such payment or distribution the Total Secured Leverage Ratio on a Pro Forma Basis would not exceed 4.75 to 1.00, an aggregate amount equal to the portion, if any, of the Cumulative Credit on such date that Dutch Borrower elects to apply to this Section 6.12(ii); provided that any such payment shall not be financed with the incurrence of Indebtedness.

ARTICLE VII

EVENTS OF DEFAULT

SECTION 7.01	Events of Default.

In case of the happening of any of the following events (each, an “Event of Default”):

(a)any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or any certificate or document delivered pursuant hereto or thereto shall prove to have been false or misleading in any material respect (except to the extent such representations are qualified by “materiality” or “Material Adverse Effect,” in which case such representations may not be false or misleading in any respect) when so made or deemed made;

(b)default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable and in the currency required hereunder, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c)default shall be made in the payment of any interest on any Loan or the reimbursement with respect to any L/C Obligation or in the payment of any Fee or any other amount (other than an amount referred to in (b) above) due under any Loan Document, when and as the same shall become due and payable and in the currency required hereunder, and such default shall continue unremedied for a period of five (5) Business Days;

(d)default shall be made in the due observance or performance by Parent (to the extent applicable), Holdings, a Borrower or the Subsidiaries of any covenant, condition or agreement contained in Sections 5.01(a), 5.05(a) or 5.08 or Article VI; provided that any Event of Default under Section 6.10 shall not constitute an Event of Default with respect to the Initial Term Loans (unless Revolving Facility Loans have been accelerated and the Revolving Facility Commitments have been terminated as a result of a breach thereof);

(e)default shall be made in the due observance or performance by any Loan Party of any covenant, condition or agreement contained in any Loan Document (other than those specified in paragraphs (b), (c) and (d) above) and such default shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent to the Dutch Borrower;

(f)(i) any event or condition occurs that (A) results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; or (ii) Parent,

Holdings, any Borrower or any of the Material Subsidiaries shall fail to pay the principal of any Material Indebtedness at the stated final maturity thereof; provided that this clause (f) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness;

(g)there shall have occurred a Change in Control;

(h)an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Parent, Holdings, the Borrowers or any Material Subsidiary, or of a substantial part of the property or assets of Holdings, the Borrowers or any Material Subsidiary under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Parent, Holdings, the Borrowers or any Material Subsidiary or for a substantial part of the property or assets of Parent, Holdings, the Borrowers or any Material Subsidiary or (iii) the winding-up or liquidation of Parent, Holdings, the Borrowers or any Material Subsidiary (other than as permitted hereunder); and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered, or, with respect to a Dutch Loan Party, the occurrence of a Dutch Insolvency Event;

(i)Parent, Holdings, the Borrowers or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (h) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Parent, Holdings, the Borrowers or any Material Subsidiary or for a substantial part of the property or assets of Parent, Holdings, the Borrowers or any Material Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable or admit in writing its inability or fail generally to pay its debts as they become due;

(j)the failure by Parent, Holdings, any Borrower or any Material Subsidiary to pay one or more final judgments aggregating in excess of the Threshold Amount (to the extent not covered by insurance), which judgments are not discharged or effectively waived or stayed for a period of 45 consecutive days, or which judgments have not been bonded pending appeal within 45 days from the entry thereof, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of Parent, Holdings, any Borrower or any Material Subsidiary to enforce any such judgment;

(k)(i) an ERISA Event or ERISA Events shall have occurred with respect to any Plan or Multiemployer Plan, (ii) a termination, withdrawal or noncompliance with applicable law or plan terms shall have occurred with respect to a Foreign Plan, (iii) the PBGC shall institute proceedings (including giving notice of intent thereof) to terminate any Plan or Plans, (iv) any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA or (v) Holdings, the Borrowers or any of the Subsidiaries shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Benefit Plan that would subject Holdings or any of the Subsidiaries to tax; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect;

(l)(i) any material provision of any Loan Document (other than the Intercreditor Agreement) shall for any reason be asserted in writing by any Loan Party not to be a legal, valid and binding obligation of any party thereto, (ii) any security interest purported to be created by any Security Document shall cease to be, or shall be asserted in writing by any Loan Party not to be, a valid and perfected security interest (perfected as or having the priority required by this Agreement or the relevant Security Document and subject to such limitations and restrictions as are set forth herein and therein) in the securities, assets or properties covered thereby, except to the extent that any such loss of security interest, perfection or priority affects assets with a fair market value under the Threshold Amount or is required by the Intercreditor Agreement, (iii) any Guarantee by Parent, Holdings, the Borrowers and any material Subsidiary Loan Party of any of the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof), or shall be asserted in writing by any Loan Party not to be in effect or not to be legal, valid and binding obligations (other than in accordance with the terms thereof), except in any case as required by the Intercreditor Agreement or (iv) the Intercreditor Agreement is not or ceases to be binding on or enforceable against any party thereto (or against any person on whose behalf any such party makes any covenants or agreements therein), or shall otherwise not be effective to create the rights and obligations purported to be created thereunder;

(m)any Subordinated Indebtedness in excess of the Threshold Amount shall cease (or any Loan Party or an Affiliate of any Loan Party shall so assert), for any reason, to be validly subordinated to the Obligations (other than as permitted under this Agreement);

then, and in every such event (other than an event with respect to the Borrowers described in paragraph (h) or (i) above), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders, shall, by notice to the Dutch Borrower, take any or all of the following actions, at the same or different times:  (i) terminate forthwith the Commitments, (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) if the Loans have been declared due and payable pursuant to clause (ii) above, demand cash collateral pursuant to Section 2.05(g); and in any event with respect to the Borrowers described in paragraph (h) or (i) above, the Commitments shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable and the Administrative Agent shall be deemed to have made a demand for Cash Collateral to the full extent permitted under Section 2.05(g), without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding.

SECTION 7.02	Right to Cure.

Notwithstanding anything to the contrary contained in Section 7.01, in the event that Dutch Borrower fails (or, but for the operation of this Section 7.02, would fail) to comply with the Financial Performance Covenant as of the last day of any fiscal quarter in which the Financial Performance Covenant is required to be tested pursuant to Section 6.10, at any time after such last day until the day that is ten (10) Business Days after the date the certificate calculating the Financial Performance Covenant for such fiscal quarter is required to be delivered pursuant to Section 5.04(c) or, if earlier, on the date on which such certificate is delivered, Parent, any Parent Entity and/or Holdings shall have the right to issue Permitted Cure Securities for cash or otherwise receive cash contributions to the capital of Dutch Borrower, (collectively, the “Cure Right”), which cash shall be contributed as common equity to Dutch Borrower (such contributed amount, the “Cure Amount”), such Financial Performance Covenant shall be recalculated by increasing EBITDA with respect to such fiscal quarter and any four-quarter period that contains such fiscal quarter, solely for the purpose of measuring the Financial Performance Covenant and not for any other purpose under this Agreement (including any “baskets”, the Cumulative Credit, Excluded Contribution or the Pricing Grid), by an amount equal to the Cure Amount; provided that, (i) in each four-fiscal-quarter period there shall be no more than two fiscal quarters in which the Cure Right is exercised, (ii) no more than five Cure Rights will be exercised in the aggregate during the term of this Agreement, (iii) for purposes of this Section 7.02, the Cure Amount shall be no greater than the amount required for purposes of complying with the Financial Performance Covenant, (iv) no Lender shall be required to make any Borrowing or L/C Credit Extension during the ten (10) Business Day period referred to above unless Dutch Borrower has received the Cure Amount and (v) for the avoidance of doubt, in recalculating the Financial Performance Covenant by increasing EBITDA as set forth above, there shall be no pro forma effect given to any reduction of Indebtedness with the Cure Amount in such recalculation of the Financial Performance Covenant.  If, after giving effect to the adjustments in this paragraph, Dutch Borrower shall then be in compliance with the requirements of the Financial Performance Covenant, Dutch Borrower shall be deemed to have satisfied the requirements of the Financial Performance Covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Performance Covenant that had occurred shall be deemed cured for the purposes of this Agreement.

SECTION 7.03	Application of Funds.

After the exercise of remedies provided for in the last paragraph of Section 7.01 (or after an actual or deemed entry of an order for relief with respect to any Borrower under any Debtor Relief Law), any amounts received on account of the Obligations shall, subject to the provisions of Sections 2.05(g) and 2.26 be applied by the Administrative Agent in the following order:

(a)first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, disbursements and other charges of counsel payable under Section 9.05 and amounts payable under Sections 2.16, 2.17, 2.18 and 2.21 and amounts owing in respect of (x) the preservation of Collateral or the Collateral Agent’s security interest in the Collateral or (y) with respect to enforcing the rights of the Secured Parties under the Loan Documents) payable to the Administrative Agent and the Collateral Agent in their respective capacity as such;

(b)second, to payment in full of Unfunded Advances/Participations (the amounts so applied to be distributed between or among, as applicable, the Administrative Agent and the L/C Issuers pro rata in accordance with the amounts of Unfunded Advances/Participations owed to them on the date of any such distribution);

(c)third, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal, interest and Letter of Credit fees) payable to the Lenders and the L/C Issuers (including fees, disbursements and other charges of counsel payable under Section 9.05) arising under the Loan Documents and amounts payable under Sections 2.16, 2.17, 2.18 and 2.21, ratably among them in proportion to the respective amounts described in this clause (c) held by them;

(d)fourth, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit fees and interest on the Loans and L/C Borrowings, ratably among the Lenders and the L/C Issuers in proportion to the respective amounts described in this clause (d) held by them;

(e)fifth, (i) to payment of that portion of the Obligations constituting unpaid principal of the Loans, the L/C Borrowings and obligations of the Loan Parties then owing under Secured Hedge Agreements and the Secured Cash Management Agreements and (ii) to Cash Collateralize that portion of L/C Obligations comprising the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized by the Borrowers pursuant to Sections 2.05, ratably among the Lenders, the L/C Issuers, the Hedge Banks party to such Secured Hedge Agreements and the Cash Management Banks party to such Secured Cash Management Agreements in proportion to the respective amounts described in this clause (e) held by them; provided, that (x) any such amounts applied pursuant to the foregoing subclause (ii) shall be paid to the Administrative Agent for the ratable account of the applicable L/C Issuers to Cash Collateralize such L/C Obligations, (y) subject to Sections 2.05(c) and 2.05(g), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to this clause (e) shall be applied to satisfy drawings under such Letters of Credit as they occur and (z) upon the expiration of any Letter of Credit, the pro rata share of Cash Collateral attributable to such expired Letter of Credit shall be applied by the Administrative Agent in accordance with the priority of payments set forth in this Section 7.03;

(f)sixth, to the payment of all other Obligations of the Loan Parties owing under or in respect of the Loan Documents that are then due and payable to the Administrative Agent and the other Secured Parties, ratably based upon the respective aggregate amounts of all such Obligations then owing to the Administrative Agent and the other Secured Parties; and

(g)last, after all of the Obligations have been paid in full (other than contingent indemnification obligations not yet due and owing), to the Borrowers or as otherwise pursuant to Requirements of Law.

If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in accordance with the priority of payments set forth above.  Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements shall be excluded from the application of payments described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.  Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article VII for itself and its Affiliates as if a “Lender” party hereto.

It is understood and agreed by each Loan Party and each Secured Party that the Administrative Agent and Collateral Agent shall have no liability for any determinations made by it in this Section 7.03, in each case except to the extent resulting from the gross negligence or willful misconduct of the Administrative Agent or the Collateral Agent, as applicable (as determined by a court of competent jurisdiction in a final and non-appealable decision).  Each Loan Party and each Secured Party also agrees that the Administrative Agent and the Collateral Agent may (but shall not be required to), at any time and in its sole discretion, and with no liability resulting therefrom, petition a court of competent jurisdiction regarding any application of Collateral in accordance with the requirements hereof, and the Administrative

Agent and the Collateral Agent shall be entitled to wait for, and may conclusively rely on, any such determination.

ARTICLE VIII

THE AGENTS

SECTION 8.01	Appointment.

(a)Each of the Lenders and each L/C Issuer (and the other Secured Parties by the acceptance of the benefits under the Loan Documents) hereby irrevocably designates and appoints the Administrative Agent as its agent under this Agreement and the other Loan Documents and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto.  In addition, to the extent required under the laws of any jurisdiction other than the United States, each of the Lenders and each L/C Issuer (and the other Secured Parties by their acceptance of the benefits under the Loan Documents) hereby grants to the Collateral Agent any powers of attorney required to execute any Security Document governed by the laws of such jurisdiction on such Lender’s or L/C Issuer’s (or such other Secured Party’s) behalf.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or L/C Issuer (or other Secured Party), and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

(b)Each of the Secured Parties irrevocably designates and appoints the Collateral Agent as its agent with respect to the Collateral, and each of the Secured Parties irrevocably authorizes the Collateral Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents, to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto and to execute and deliver any documents necessary or appropriate to create the rights of pledge pursuant to the Security Documents.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any of the Secured Parties, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Collateral Agent.

(c)Terms in connection with Security Documents governed by the laws of the Province of Québec:

(i)Without limiting the powers of the Collateral Agent, each of the Secured Parties hereby irrevocably constitutes the Collateral Agent as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) in order to hold the hypothecs granted on the Collateral pursuant to any deeds of hypothec governed by the laws of the Province of Québec in order to secure obligations of any Loan Party under any bond, debenture or similar title of indebtedness, issued by any Loan Party, and hereby agrees that the Collateral Agent may act as the holder and mandatary (i.e. agent) with respect to any bond, debenture or similar title of indebtedness that may be issued by any Loan Party and pledged in favour of the Collateral Agent, for the benefit of the Secured Parties.  The execution by the Col lateral Agent, acting as fondé de pouvoir, prior to this Agreement of any deeds of hypothec is hereby ratified and confirmed.

(ii)Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), the Administrative Agent may acquire and be the holder of any bond or debenture issued by any Loan Party (i.e. notwithstanding that it also acts as the fondé de pouvoir under any deed of hypothec made by any Loan Party).

(iii)The constitution of the Collateral Agent as fondé de pouvoir, and of the Administrative Agent as holder and mandatary with respect to any bond or debenture that may be issued and pledged from time to time to the Collateral Agent for the benefit of the Administrative Agent, for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Secured Party by its acceptance of the benefits under the Loan Documents, or by the compliance with other formalities, as the case may be, pursuant to which it becomes a successor Collateral Agent under this Agreement.

(iv)The Collateral Agent acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Administrative Agent or the Collateral Agent in this Agreement, which shall apply mutatis mutandis to the Collateral Agent acting in its capacity as fondé de pouvoir.

(v)This Section 8.01(c) shall be governed and construed in accordance with the laws of the Province of Quebec.

(d)The provisions of this Article VIII are solely for the benefit of the Administrative Agent, the Collateral Agent, the Collateral Agent acting in its capacity as fondé de pouvoir, the Lenders and each L/C Issuer, and none of the Borrowers nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

SECTION 8.02	Parallel Debt.

(a)For the purpose of ensuring the validity and enforceability of any right of pledge governed by Netherlands law, each Loan Party hereby irrevocably and unconditionally undertakes to pay to the Collateral Agent an amount equal to the aggregate amount due by it in respect of the Corresponding Obligations as they may exist from time to time. The payment undertaking of each Loan Party under this Section 8.02 (a) is to be referred to as its “Parallel Debt.”

(b)The Parallel Debt will be payable in the currency or currencies of the Corresponding Obligations and will become due and payable (opeisbaar) as and when and to the extent one or more of the Corresponding Obligations become due and payable. An Event of Default in respect of the Corresponding Obligations shall constitute a default (verzuim) within the meaning of section 3:248 NCC with respect to the Parallel Debt without any notice being required.

(c)Each Party hereto hereby acknowledges that:

(i)the Parallel Debt constitutes an undertaking, obligation and liability to the Collateral Agent which is separate and independent from, and without prejudice to, the Corresponding Obligations; and

(ii)the Parallel Debt represents the Collateral Agent's own separate and independent claim to receive payment of the Parallel Debt from each Loan Party,

it being understood, in each case, that pursuant to this Section 8.02 (c) the amount which may become payable by a Loan Party as the Parallel Debt shall never exceed the total of the amounts which are payable under or in connection with the Corresponding Obligations.

(d)The Collateral Agent, not only in its own name and on behalf of itself but also as agent on behalf of each Secured Party, hereby confirms and accepts that to the extent the Collateral Agent irrevocably receives any amount in payment of the Parallel Debt, the Collateral Agent shall distribute that amount among the Collateral Agent and the Secured Parties that are creditors of the Corresponding Obligations in accordance with the relevant provision of the Loan Documents. The Collateral Agent hereby agrees and confirms that upon irrevocable receipt by the Collateral Agent of any amount in payment of the Parallel Debt (a “Received Amount”), the Corresponding Obligations towards the Collateral Agent and the Secured Parties shall be reduced, if necessary pro rata in respect of Collateral Agent and each Secured Party individually, by amounts totaling an amount (a “Deductible Amount”) equal to the Received Amount in the manner as if the Deductible Amount were received by the Collateral Agent and the Secured Parties as a payment of the Corresponding Obligations on the date of receipt by the Collateral Agent of the Received Amount.

(e)For the purpose of this Section 8.02, other than the second sentence of paragraph (d) of this Section 8.02, the Collateral Agent acts in its own name and on behalf of itself and not as agent, representative or trustee of any other Secured Party.

(f)Nothing in this Section 8.02 shall in any way increase the total amount payable by any Loan Party to the Collateral Agent, the Administrative Agent, the Lenders and any other Secured Party under this Agreement and other Transaction Documents (excluding any obligation under this Section 8.02).

SECTION 8.03	Delegation of Duties.

The Administrative Agent and the Collateral Agent may each execute any of its duties under this Agreement and the other Loan Documents by or through agents, subagents (including a subagent which is a non-U.S. Affiliate) or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  Neither the Administrative Agent nor the Collateral Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.  The Administrative Agent, the Collateral Agent and any such subagent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Article VIII shall apply to any such subagent and to the Related Parties of the Administrative Agent, the Collateral Agent and any such subagent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent and Collateral Agent.

SECTION 8.04	Exculpatory Provisions.

Neither the Administrative Agent nor the Collateral Agent, nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates

(i)shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(ii)shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent or Collateral Agent is required to exer cise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent or Collateral Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose the Administrative Agent or Collateral Agent to liability or that is contrary to any Loan Document or applicable Requirements of Law; and

(iii)shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Parent or any Affiliates that is communicated to or obtained by the person serving as Administrative Agent or Collateral Agent or any of its Affiliates in any capacity.

Neither the Administrative Agent nor the Collateral Agent shall be liable for any action taken or not taken by it (x) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent or Collateral Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 9.08) or (y) in the absence of its own gross negligence or willful misconduct as determined by the final judgment of a court of competent jurisdiction.  Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Administrative Agent or Collateral Agent by Parent, the Borrowers, a Lender or an L/C Issuer.

Neither the Administrative Agent nor the Collateral Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence, value or sufficiency of the Collateral, (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent, or (vii) the properties, books or records of any Loan Party or any Affiliate thereof.  Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement with reference to the Administrative Agent or the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead, such term us used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.

Each party to this Agreement acknowledges and agrees that the Administrative Agent may use an outside service provider for the tracking of all UCC financing statements required to be filed pursuant to the Loan Documents and notification to the Administrative Agent, of, among other things, the upcoming lapse or expiration thereof, and that any such service provider will be deemed to be acting at the request and on behalf of Borrowers and the other Loan Parties.  Neither the Administrative Agent nor the Collateral Agent shall be liable for any action taken or not taken by any such service provider.

SECTION 8.05	Reliance by Agents.

The Administrative Agent and the Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, facsimile or other electronic transmission (including “.pdf” or

“.tif”), statement, order or other document or instruction reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons and upon advice and statements of legal counsel (including counsel to the Borrowers), independent accountants and other experts selected by the Administrative Agent or the Collateral Agent.  The Administrative Agent and the Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon.  The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent.  In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit.  The Administrative Agent and Collateral Agent may consult with legal counsel (who may be counsel for Parent and/or the Borrowers), independent accountants and other experts selected by it, and shall be entitled to rely upon the advice of any such counsel, accountants or experts and shall not be liable for any action taken or not taken by it in accordance with such advice in good faith.

The Administrative Agent and the Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.  The Administrative Agent and the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

SECTION 8.06	Notice of Default.

Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent or Collateral Agent has received notice from a Lender, Parent and/or the Borrowers referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.”  In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders and the Collateral Agent.  The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders or each of the Lenders, as applicable.

SECTION 8.07	Non-Reliance on Administrative Agent, Collateral Agent and Other Lenders.

Each Lender and each L/C Issuer (and each other Secured Party by its acceptance of the benefits under the Loan Documents) expressly acknowledge that neither the Administrative Agent nor the Collateral Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent or the Collateral Agent hereinafter taken, including any review of the affairs of Parent, the Borrowers or any other Loan Party, shall be deemed to constitute any representation or warranty by the Administrative

Agent or the Collateral Agent to any Lender, any L/C Issuer or any other Secured Party.  Each Lender and each L/C Issuer (and each other Secured Party by its acceptance of the benefits under the Loan Documents) represent to the Administrative Agent and the Collateral Agent that it has, independently and without reliance upon the Administrative Agent, Collateral Agent, any other Lender or any other Secured Party, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of Parent, the Borrowers and other Loan Parties and made its own decision to make its Loans hereunder and enter into this Agreement or otherwise with respect to Parent, the Borrowers and the other Loan Parties.  Each Lender and each L/C Issuer (and each other Secured Party by its acceptance of the benefits under the Loan Documents) also represent that it will, independently and without reliance upon the Administrative Agent, Collateral Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of Parent, the Borrowers and the other Loan Parties.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, neither the Administrative Agent nor the Collateral Agent shall have any duty or responsibility to provide any Lender or any other Secured Party with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of Parent, the Borrowers or any other Loan Party that may come into the possession of the Administrative Agent or the Collateral Agent or any of their respective officers, directors, employees, agents, attorneys-in-fact or Related Parties.

SECTION 8.08	Indemnification.

The Lenders agree to indemnify the Administrative Agent and the Collateral Agent, each in its capacity as such (to the extent required to be but not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably according to their respective portions of the total Term Loans and Revolving Facility Commitments (or, if the Revolving Facility Commitments shall have terminated, in accordance the Revolving Facility Commitments in effect immediately prior to such termination) held on the date on which indemnification is sought, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent or the Collateral Agent (or their respective Related Parties) in any way relating to or arising out of the Commitments, this Agreement, any of the other Loan Documents, or any documents (including any intercreditor agreement) contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or the Collateral Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or the Collateral Agent’s gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction.  The agreements in this Section 8.08 shall survive the payment of the Loans and all other amounts payable hereunder.

SECTION 8.09	Agents in their Individual Capacity.

The Administrative Agent, the Collateral Agent and their Affiliates may make loans to, accept deposits from and generally engage in any kind of business with Parent, the Borrowers and any other Loan Party as though such persons were not the Administrative Agent and Collateral Agent hereunder and under the other Loan Documents.  With respect to the Loans made by it, the Administrative Agent and the Collateral Agent shall each have the same rights and powers under this Agreement and the other

Loan Documents as any Lender and may exercise the same as though it were not the Administrative Agent or the Collateral Agent, and the terms “Lender” and “Lenders” and any other similar terms shall include the Administrative Agent and the Collateral Agent in their individual capacities.

SECTION 8.10	Successor Agents.

Each of the Administrative Agent and Collateral Agent may at any time give notice of its resignation to the Lenders, the L/C Issuer and the Dutch Borrower.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to the reasonable consent of the Dutch Borrower so long as no Event of Default under Section 7.01(h) or (i) is continuing, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders and the L/C Issuer, appoint a successor Agent meeting the qualifications and subject to the consent requirements set forth above; provided that if the retiring Agent shall notify the Dutch Borrower and the Lenders that no qualifying person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except in the case of the Collateral Agent holding collateral security on behalf of any Secured Parties, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Lender and the L/C Issuer directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this Section.  Upon the acceptance of a successor’s appointment as the Administrative Agent or Collateral Agent, as the case may be, hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section).  The fees payable by the Borrowers (following the effectiveness of such appointment) to such Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.  After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article VIII and Section 9.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as an Agent.  The parties hereto acknowledge and agree that any resignation by the Collateral Agent is not effective with respect to its rights and obligations under the Parallel Debt until such rights and obligations have been assumed by the successor Collateral Agent.

If the Person serving as Administrative Agent is a Defaulting Lender, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Dutch Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Dutch Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

Any resignation by Deutsche Bank as Administrative Agent pursuant to this Section shall, unless Deutsche Bank gives notice to the Dutch Borrower otherwise, also constitute its resignation as L/C Issuer and, and such resignations as and L/C Issuer shall become effective simultaneously with the discharge of the Administrative Agent from its duties and obligations as set forth in the immediately preceding paragraph (except as to already outstanding Letters of Credit and L/C Obligations, as to which the L/C Issuer shall continue in such capacities until the L/C Obligations relating thereto shall be reduced to zero, or until the successor Administrative Agent shall succeed to the roles of L/C Issuer in accordance with the next sentence and perform the actions required by the next sentence).  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, unless Deutsche Bank and such successor gives notice to the Dutch Borrower otherwise, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer and (ii) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.  At the time any such resignation of the L/C Issuer shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the retiring L/C Issuer pursuant to Section 2.13(b).

SECTION 8.11	Payments Set Aside.

To the extent that any payment by or on behalf of the Borrowers is made to the Administrative Agent, an L/C Issuer or any Lender, or the Administrative Agent, such L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agree to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.  The obligations of the Lenders and each L/C Issuer under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

SECTION 8.12	Administrative Agent May File Proofs of Claim.

In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise

(i)to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C Issuer and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C Issuer and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the L/C Issuer and the Administrative Agent under Article II or Section 9.05) allowed in such judicial proceeding; and

(ii)to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the L/C Issuer to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments di rectly to the Lenders and the L/C Issuer, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Article II and Section 9.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or the L/C Issuer or in any such proceeding.

SECTION 8.13	Collateral and Guarantee Matters.

The Lenders and each L/C Issuer (and each other Secured Party by its acceptance of the benefits of the Loan Documents) irrevocably authorize the Collateral Agent, at its option and in its discretion, to release or subordinate any Lien on any property granted to or held by the Collateral Agent under any Loan Document if permitted, approved, authorized or ratified in writing in accordance with Section 9.08, or pursuant to Section 9.18 or if required by the Intercreditor Agreement.  Upon request by the Collateral Agent at any time, the Required Lenders will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of property in accordance with this Section.  The Lenders and each L/C Issuer (and each other Secured Party by its acceptance of the benefits of the Loan Documents) irrevocably agree that (x) the Collateral Agent may, without any further consent of any Lender or any other Secured Party, enter into or amend the Intercreditor Agreement or any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is permitted to be secured by a Junior Lien on the Collateral that is permitted under this Agreement; provided that any amendment of the Intercreditor Agreement or such other intercreditor agreement that is materially adverse to the interests of the Secured Parties shall require the consent of the Required Lenders, (y) the Collateral Agent may rely exclusively on a certificate of a Responsible Officer of the Dutch Borrower as to whether any such other Liens are permitted and (z) any such intercreditor agreement or amendment thereto referred to in clause (x) above, entered into by the Collateral Agent, shall be binding on the Secured Parties.

SECTION 8.14	Arrangers.

None of the Arrangers shall have any duties or responsibilities hereunder in its capacity as such, but shall be entitled to the indemnities and exculpatory provisions of the Administrative Agent set forth in Section 8.04, 8.07, 8.08 and 8.09 as if such provisions referred to the Arrangers mutatis mutandis.  The Arrangers are express third party beneficiaries of the Loan Documents to the extent applicable.

SECTION 8.15	Intercreditor Agreements and Collateral Matters.

The Lenders and each L/C Issuer (and each other Secured Party by its acceptance of the benefits of the Loan Documents) hereby (a) authorize and instruct the Administrative Agent and the Collateral Agent, as applicable, to enter into the Intercreditor Agreement and any other intercreditor agreement contemplated herein, (b) agree not to assert any claim (including as a result of any conflict of interest) against the Administrative Agent or the Collateral Agent arising from the role of the Administrative Agent or the Collateral Agent under the Intercreditor Agreement or such other intercreditor agreement so long as the Administrative Agent or Collateral Agent is either acting in accordance with the express terms of such documents or otherwise has not engaged in gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction and (c) acknowledge that each of the Intercreditor Agreement and such other intercreditor agreement is binding upon them and agree that they will take no actions contrary to the provisions of the Intercreditor Agreement or such other inter-creditor agreement.

SECTION 8.16	Withholding Taxes.

To the extent required by any applicable law (as determined in good faith by the Administrative Agent), the Administrative Agent may withhold from any payment to any Lender or under any Loan Document an amount equivalent to any applicable withholding Tax.  Without limiting or expanding the provisions of Section 2.18, each Lender shall, and does hereby, indemnify the Administrative Agent against, and shall make payable in respect thereof within 30 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the IRS or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of any Lender or for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective).  A certificate as to the amount of such payment or liability delivered to any Lender or by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 8.16.  The agreements in this Section 8.16 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender or, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.  For the avoidance of doubt, for purposes of this Section 8.16, the term “Lender” shall include any L/C Issuer.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01	Notices; Communications.

(a)Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 9.01(b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or other electronic transmission (including “.pdf” or “.tif”) as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)if to any Loan Party, the Administrative Agent or the L/C Issuer, to the address, facsimile number, electronic mail address or telephone number specified for such person on Schedule 9.01 attached to the Amendment Agreement; and

(ii)if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

(b)Each Loan Party hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent or the Lenders pursuant to this Agreement and any other Loan Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials (the “Communications”), by transmitting them in an electronic medium in a format reasonably acceptable to the

Administrative Agent at such e-mail address(es) provided to the Dutch Borrower from time to time or in such other form as the Administrative Agent shall require.  In addition, each Loan Party agrees to continue to provide the Communications to the Administrative Agent in the manner specified in this Agreement or any other Loan Document or in such other form as the Administrative Agent shall reasonably require.  Nothing in this Section 9.01 shall prejudice the right of the Agents, the L/C Issuer, any Lender or any Loan Party to give any notice or other communication pursuant to this Agreement or any other Loan Document in any other manner specified in this Agreement or any other Loan Document or as any such Agent or the L/C Issuer, as the case may be, shall reasonably require.

(c)Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(d)To the extent consented to by the Administrative Agent in writing from time to time, the Administrative Agent agrees that receipt of the Communications (other than any such Communication that (i) relates to a request for a new, or a conversion of an existing, Borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit hereunder) by the Administrative Agent at its e-mail address(es) set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.

(e)Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received.  Notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient).  Notices or communications (i) sent to an e-mail address shall be deemed received when delivered and (ii) posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefore.

(f)Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.  In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(g)Documents required to be delivered pursuant to Section 5.04 may be delivered electronically (including as set forth in Section 9.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which Holdings posts such documents, or provides a link thereto on Holdings’ or the Borrowers’ website on the Internet at the website address listed on Schedule 9.01 attached to the Amendment Agreement, or (ii) on which such documents are posted on Holdings’ or the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that (A) Holdings shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests Parent to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender, and (B) the Dutch Borrower shall notify the Administrative Agent (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.  Except for certificates required by Section 5.04(c), the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by Holdings or the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

SECTION 9.02	Survival of Agreement.

All covenants, agreements, representations and warranties made by the Loan Parties herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and each L/C Issuer and shall survive the making by the Lenders of the Loans, the execution and delivery of the Loan Documents and the issuance of the Letters of Credit, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or L/C Obligation or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated.  Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Sections 2.16, 2.18, 2.19, 8.07 and 9.05) shall survive the payment in full of the principal and interest hereunder, any assignment of rights by, or the replacement of, a Lender, the expiration of the Letters of Credit and the termination of the Commitments or this Agreement.

SECTION 9.03	Binding Effect.

This Agreement shall become effective on the Amendment Effective Date, and thereafter shall be binding upon and inure to the benefit of Holdings, Parent, the Borrowers, each L/C Issuer, the Administrative Agent, the Collateral Agent and each Lender and their respective permitted successors and assigns.

SECTION 9.04	Successors and Assigns.

(a)The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the L/C Issuer that issues any Letter of Credit), except that (i) the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.04.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the L/C Issuer that issues any Letter of Credit), Participants (to the extent provided in clause (c) of this Section 9.04), and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, the L/C Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Loan Documents.

(b)(i) Subject to the conditions set forth in clause (b)(ii) below, any Lender may assign to one or more assignees (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A)the Borrowers (provided that the Dutch Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof); provided that no consent of the Borrowers shall be required for an assignment of Term Loans to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing, any other person; provided, further, that no consent of the Borrowers shall be required during the primary syndication of the Loans and Commitments to persons identified by the Administrative Agent to the Dutch Borrower on or prior to the Closing Date; and provided, further, that no consent of the Borrowers shall be required for an assignment of Revolving Facility Loans to a Revolving Facility Lender or an Affiliate of a Revolving Facility Lender, or, if an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing, any other person;

(B)the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund; and

(C)the L/C Issuer; provided that no consent of the L/C Issuer shall be required for an assignment of all or any portion of a Term Loan.

(ii)Assignments shall be subject to the following additional conditions:

(A)except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans under any Facility, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent (the “Trade Date”)) shall not be less than $1.0 million if such Loans are denominated in Dollars or €1.0 million if such Loans are denominated in Euro (and shall be in an amount of an integral multiple thereof), unless each of the Borrowers and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrowers shall be required if an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two or more Related Funds shall be treated as one assignment), if any;

(B)the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if required by the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent);

(C)the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any Tax forms required to be delivered pursuant to Section 2.18;

(D)each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(E)no assignment to Parent, Holdings or any of the Subsidiaries or to a natural person shall be permitted; and

(F)notwithstanding the foregoing, assignment or transfer to or assumption by any person of Commitments or Loans with respect to a Dutch Borrower pursuant to this Section 9.04 shall only be permitted if the person to whom such Loans or L/C Obligations are transferred is a Non-Public Lender.

For the purposes of this Section 9.04, “Approved Fund” means any person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its activities and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.  Notwithstanding the foregoing or anything to the contrary herein, no Lender shall be permitted to assign or transfer any portion of its rights and obligations under this Agreement to (A) any Ineligible Institution, (B) any Defaulting Lender or any of its Subsidiaries, or any person who, upon becoming a Lender hereunder, would constitute any of the foregoing persons described in this clause (B), or (C) a natural person. Notwithstanding the foregoing, each Loan Party and the Lenders acknowledge and agree that the Administrative Agent shall not have any responsibility or obligation to determine whether any Lender or potential Lender is an Ineligible Institution and the Administrative Agent shall have no liability with respect to any assignment made to an Ineligible Institution.

(iii)Subject to acceptance and recording thereof pursuant to paragraph (b)(v) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.16, 2.17, 2.18 and 9.05 (subject to the limitations and requirements of those Sections)).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 9.04.

(iv)The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount (and related interest amounts) of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive (absent manifest error), and the Borrowers, the Administrative Agent, the L/C Issuer and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this

Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers, the L/C Issuer and any Lender (solely with respect to its own entry and not the entry of any other Lender), at any reasonable time and from time to time upon reasonable prior notice.

(v)Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee’s completed Administrative Questionnaire (unless the Assignee shall already be a Lender hereunder), all applicable Tax forms, the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent promptly shall accept such Assignment and Assumption and record the information contained therein in the Register.  No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (b)(v).

(c)Any Lender may, without the consent of the Borrowers or the Administrative Agent, sell participations to one or more banks or other entities (other than Parent, Holdings, any of the Subsidiaries or any Ineligible Institution, to the extent that the list of Ineligible Institutions has been made available to all Lenders) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the L/C Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Loan Documents; provided that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to clause (i), (ii), (iii) or (vi) of the first proviso to Section 9.08(b) and (2) directly affects such Participant (but, for the avoidance of doubt, not any waiver of any Default or Event of Default) and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant.  Subject to paragraph (c)(ii) of this Section 9.04, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.16, 2.17 and 2.18 (subject to the limitations and requirements of those Sections and Section 2.20 and it being understood that the documentation required under Section 2.18(e) shall be delivered solely to the participating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 9.04.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender; provided such Participant agrees to be subject to Section 2.19(c) as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers’, maintain a register on which it enters the name and address of each Participant and the principal and interest amounts with respect to such Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary in connection with a Tax audit or proceeding to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive, absent manifest error, and the Borrowers and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such Loan or other obligation hereunder as the owner thereof for all purposes of this Agreement, notwithstanding any notice to the contrary.  Notwithstanding the foregoing, each Loan Party and the Lenders acknowledge and agree that the Administrative Agent shall not have any responsibility or obligation to determine whether any Participant or potential Participant is an Ineligible Institution and the Administrative Agent shall have no liability with respect to any participation made to an Ineligible Institution.

(i)A Participant shall not be entitled to receive any greater payment under Section 2.16, 2.17 or 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent the entitlement to a greater payment results from a Change in Law occurring after such Participant becomes a Participant.

(ii)Subject to paragraph (c)(i) and (ii) of this Section 9.04, voting rights of Participants shall be limited to matters in respect of (A) increases to all or a portion of their respective Commitments, (B) reductions of principal, interest or fees payable to such Participants, (C) extensions of Term Loan Installment Dates and the payment of  interest on any Loan or any L/C Obligation or any Fees , (D) extensions of final maturity or amortizations of the Loans or Commitments in which such Participants participate, (E) releases of all or substantially all of the Collateral or of all or substantially all of the value of the guarantees by Parent or the Subsidiary Loan Parties except as required by the Intercreditor Agreement and (F) modification of voting percentages (or any of the applicable definitions related thereto).

(d)Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 9.04 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(e)The Borrowers, at their expense and upon receipt of written notice from the relevant Lender, agree to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.

(f)Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Borrowers or the Administrative Agent.  Each of the Borrowers, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto and each Loan Party for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.

(g)If the Borrowers wish to replace the Loans or Commitments in full under any Facility with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three (3) Business Days’ advance notice to the Lenders under such Facility, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require the Lenders under such Facility to assign such Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 9.08 (with such replacement, if applicable, being deemed to have been made pursuant to Section 9.08(d)).  Pursuant to any such assign ment, all Loans and Commitments to be replaced shall be purchased at par (plus any applicable premium) by the lenders providing any such replacement facility (allocated among the Lenders under such Facility in the same manner as would be required if such Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrowers), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 9.05(a).  By receiving such purchase price, the Lenders under such Facility shall automatically be deemed to have assigned the Loans or Commitments under such Facility pursuant to the terms of the form of Assignment and Assumption attached to the Original Credit Agreement as Exhibit A, and accordingly no other action by such Lenders shall be required in connection therewith.  The provisions of this paragraph (g) are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

(h)If any assignment or participation is made to any Ineligible Institution without the Borrowers’ prior written consent in violation of clause (i) above, or if any Person becomes an Ineligible Institution after the applicable Trade Date, the Borrowers may, at their sole expense and effort, upon notice to the applicable Ineligible Institution and the Administrative Agent, (A) terminate any Revolving Facility Commitment of such Ineligible Institution and repay all obligations of the Borrowers owing to such Ineligible Institution in connection with such Revolving Facility Commitment, (B) in the case of outstanding Term Loans held by Ineligible Institutions, purchase or prepay such Term Loan by paying the lesser of (x) the principal amount thereof and (y) the amount that such Ineligible Institution paid to acquire such Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder and/or (C) require such Ineligible Institution to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.04), all of its interest, rights and obligations under this Agreement to one or more Assignees at the lesser of (x) the principal amount thereof  and (y) the amount that such Ineligible Institution paid to acquire such interests, rights and obligations, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder.

(i)Notwithstanding anything to the contrary contained in this Agreement, Ineligible Institutions (A) will not (x) have the right to receive information, reports or other materials provided to Lenders by the Borrowers, the Administrative Agent or any other Lender, (y) be permitted to attend or participate in meetings attended by the Lenders and the Administrative Agent, or (z) be permitted to access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders and (B) (x) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) under this Agreement or any other Loan Document, each Ineligible Institution will be deemed to have consented in the same proportion as the Lenders that are not Ineligible Institutions consented to such matter and (y) for purposes of voting on any Debtor Relief Plan, each Ineligible Institution party hereto hereby agrees (1) not to vote on such Debtor Relief Plan, (2) if such Ineligible Institution does vote on such Debtor Relief Plan notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Debtor Relief Plan in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws) and (3) not to contest any request by any party for a determination by the Bankruptcy Court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).

SECTION 9.05	Expenses; Indemnity.

(a)If the Amendment Effective Date occurs, the Borrowers jointly and severally agree to pay all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent and the Arrangers in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents, or, with respect to the Administrative Agent and the Collateral Agent, in connection with the syndication of commitments (including the obtaining and maintaining of CUSIP numbers for the Loans) or administration of this Agreement and any amendments, modifications or waivers of the provisions hereof or thereof, including (i) in connection with post-closing searches to confirm that security filings and recordations have been properly made and including any costs and expenses of the service provider referred to in Section 8.03, (ii) all reasonable out of pocket expenses incurred by the L/C Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) expenses incurred in connection with due diligence, (iv) the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, counsel for the Administrative Agent, the Collateral Agent and the Arrangers, and the reasonable fees, charges and disbursements of one local counsel per jurisdiction, and (v) all reasonable out-of-pocket expenses incurred by the Arrangers, Agents, the L/C Issuer or any Lender in connection with the enforcement of this Agreement and the other Loan Documents in connection with the Loans made or Letters of Credit issued hereunder, including the reasonable fees, charges and disbursements of counsel for the Agents and the Lenders; provided that legal fees pursuant to this Section 9.05(a) shall be limited to the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, counsel for the Agents and the Arrangers, and, if reasonably necessary or advisable, the reasonable fees, charges and disbursements of one local counsel per jurisdiction and one additional counsel for each group of affected persons, taken as a whole, to the extent of any actual or perceived conflict of interest.

The Borrowers jointly and severally agree to indemnify the Administrative Agent, the Collateral Agent, the Arrangers, each L/C Issuer, each Lender, each of their respective Affiliates and each of their respective successors and assigns and their respective directors, partners, controlling persons, officers, employees, agents, trustees, advisors and members of the foregoing (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, charges and disbursements (limited to one counsel to the Agents and their Related Parties and one local counsel to the Agents and their Related Parties in each applicable jurisdiction and, solely in the event of an actual or perceived conflict of interest, one additional counsel in each applicable material jurisdiction to the other Indemnitees) (except the allocated costs of in-house counsel), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of the Amendment Agreement or any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of or otherwise relating to the 2014 Transactions, the Transactions and the other transactions contemplated hereby, (ii) the use of the proceeds of the Loans or the use of any Letter of Credit or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by Parent or any of the Subsidiaries, Affiliates or equity holders; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (1) the gross negligence, willful misconduct or bad faith of such Indemnitee, (2) a material breach of obligations by such Indemnitee or (3) any claim, litigation, investigation or proceeding that does not involve an act or omission of any Loan Party or any of its Affiliates and that is brought by an Indemnitee against any other Indemnitee (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against the Administrative Agent, the Collateral Agent, any Arranger, any L/C Issuer, or any other agent in its capacity as such with respect to any of the Loan Documents or arising out of any act or omission on the part of the Borrowers or their Subsidiaries or Affiliates).  Subject to and without limiting the generality of the foregoing sentence, the Borrowers jointly and severally agree to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel or consultant fees, charges and disbursements (limited to one counsel to the Agents and their Related Parties and one local counsel to the Agents and their Related Parties in each applicable jurisdiction and, solely in the event of an actual or perceived conflict of interest, one additional counsel in each applicable material jurisdiction to the other Indemnitees) (except the allocated costs of in-house counsel), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (A) any claim or liability arising under Environmental Laws and related to Parent or any of the Subsidiaries, or (B) any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on, from or to any property currently or formerly owned, operated or leased by any of them; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from (1) the gross negligence, willful misconduct or bad faith of such Indemnitee or any of its Related Parties, (2) a material breach of Obligations by such Indemnitee or (3) any claim, litigation, investigation or proceeding that does not involve an act or omission of any Loan Party or any of its Affiliates and that is brought by an Indemnitee against any other Indemnitee (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against the Administrative Agent, the Collateral Agent, any Arranger, any L/C Issuer, or any other agent in its capacity as such with respect to any of the Loan Documents or arising out of any act or omission on the part of the Borrowers or their Subsidiaries or Affiliates).  None of the Indemnitees (or any of their respective Affiliates) shall be responsible or liable to the Parent, Holdings or any of the Subsidiaries, Affiliates or stockholders or any other person or entity for any special, indirect, consequential or punitive damages, which may be alleged as a result of the Facilities, the 2014 Transactions or the Transactions.  None of the Parent, Holdings or any of the Subsidiaries, Affiliates or stockholders shall be responsible or liable to the Indemnitees (or any of their respective Affiliates) or any other person or entity for any special, indirect, consequential or punitive damages, which may be alleged by an Indemnitee in its capacity or in fulfilling its role as an administrative agent or arranger or any similar role under this Agreement (other than in respect of any such damages incurred or paid by an Indemnitee to a third party for which such Indemnitee is otherwise entitled to indemnification pursuant to this Section 9.05).  The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, any Arranger, any L/C Issuer or any Lender.  All amounts due under this Section 9.05 shall be payable within 30 days following written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

(b)Except as expressly provided in Section 9.05(a) with respect to Other Taxes, which shall not be duplicative of any amounts paid pursuant to Section 2.18, this Section 9.05 shall not apply to Taxes, except Taxes that represent damages or losses resulting from a non-Tax claim.

(c)To the fullest extent permitted by applicable law, none of Parent, Holdings or the Subsidiaries shall assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof.  No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(d)The agreements in this Section 9.05 shall survive the resignation of the Administrative Agent, the Collateral Agent, any L/C Issuer, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement.

SECTION 9.06	Right of Set-off.

If an Event of Default shall have occurred and be continuing, each Lender and each L/C Issuer is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or such L/C Issuer to or for the credit or the account of Parent, the Borrowers or any Subsidiary against any of and all the obligations of Parent, Holdings, the Borrowers or any Subsidiary now or hereafter existing under this Agreement or any other Loan Document held by such Lender or such L/C Issuer, irrespective of whether or not such Lender or such L/C Issuer shall have made any demand under this Agreement or such other Loan Document and although the obligations may be contingent or unmatured or are owed to a branch or office of such Lender or the L/C Issuer different from the branch or office holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of set-off, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.26 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, each L/C Issuer and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of set-off.  Each Lender that exercises such right of set-off shall give prompt notice to the Dutch Borrower; provided that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of each Lender and each L/C Issuer under this Section 9.06 are in addition to other rights and remedies (including other rights of set-off) that such Lender or such L/C Issuer may have.

SECTION 9.07	Applicable Law.

THIS AGREEMENT (INCLUDING SECTION 9.15 AND ARTICLE X BUT EXCLUDING SECTION 8.01(C)) AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 9.08	Waivers; Amendment.

(a)No failure or delay of the Administrative Agent, any L/C Issuer or any Lender in exercising any right or power hereunder or under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent, each L/C Issuer and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by Parent, Holdings, the Borrowers or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by clause (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice or demand on Parent, Holdings, the Borrowers or any other Loan Party in any case shall entitle such person to any other or further notice or demand in similar or other circumstances.

(b)Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) as provided in Sections 2.22, 2.23 and 2.24, (y) in the case of this Agreement, as may be required by the Intercreditor Agreement or pursuant to an agreement or agreements in writing entered into by Holdings, Parent, the Borrowers and the Administrative Agent (and consented to by the Required Lenders or, in the case of a waiver of the Financial Performance Covenant, each of the Revolving Facility Lenders or, in the case of an amendment or modification of the Financial Performance Covenant as it applies to any Facility, the Majority Lenders of such Facility), and (z) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by each party thereto and consented to by the Required Lenders; provided, however, that no such agreement shall:

(i)decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest on, or decrease any prepayment premium on, or decrease any fees or reimbursement obligations payable on any Loan or any L/C Obligation, extend the stated expiration of any Letter of Credit beyond the Revolving Facility Maturity Date, without the prior written consent of each Lender directly adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification); provided that a non-payment default waiver, waiver of default interest under Section 2.14(c) hereof, change to a financial covenant ratio or modification to Section 2.22(b)(iv)(B) hereof shall not constitute a reduction in the rate of interest for purposes of this clause (i),

(ii)increase or extend the Commitment of any Lender or (y) decrease the Commitment Fees or L/C Participation Fees or other fees of any Lender without the prior written consent of such Lender (which, notwithstanding the foregoing, in the case of clause (y), such consent of such Lender shall be the only consent required hereunder to make such modification) (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default shall not constitute an increase of the Commitments of any Lender),

(iii)extend or waive any Term Loan Installment Date, reduce the amount due on any Term Loan Installment Date, or extend any date on which payment of interest on any Loan or any L/C Obligation or any Fees is due or increase the maximum duration of any Interest Period permitted hereunder, in each case, without the prior written consent of each Lender directly adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification),

(iv)amend the provisions of Section 2.19(b), Section 2.19(c) or Section 7.03, or any analogous provision of any Security Document, in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender adversely affected thereby,

(v)reduce the voting rights of any Lender under this Section 9.08 or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of such Lender (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the Loans and Commitments are included on the Amendment Effective Date),

(vi)release all or substantially all of the Collateral or release all or substantially all of the value of the guarantees by Parent, Holdings, the Borrowers or the Subsidiary Loan Parties, unless, in each case, to the extent sold or otherwise disposed of in a transaction permitted by this Agreement or the other Loan Documents or required by the Intercreditor Agreement, without the prior written consent of each Lender;

(vii)effect any waiver, amendment or modification that by its terms adversely affects the rights in respect of payments or collateral of Lenders participating in any Facility differently from those of Lenders participating in another Facility, without the consent of the Majority Lenders participating in the adversely affected Facility (it being agreed that the Required Lenders may waive, in whole or in part, any prepayment required by Section 2.12 so long as the application of any prepayment still required to be made is not changed);

provided, further, that (A) no such amendment shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or an L/C Issuer hereunder without the prior written consent of the Administrative Agent or such L/C Issuer acting as such at the effective date of such amendment, as applicable, (B) no amendment, waiver or consent shall amend, modify or waive any condition precedent to any extension of credit under the Revolving Facility set forth in Section 4.01 without the written consent of the Majority Lenders under such Revolving Facility (it being understood that (i) amendments, modifications or waivers of any other provision of any Loan Document, including any representation or warranty, any covenant or any Default or Event of Default, shall be deemed to be effective for purposes of determining whether the conditions precedent set forth in Section 4.01 have been satisfied regardless of whether the Majority Lenders under the Revolving Facility shall have consented to such amendment, modification or waiver and (ii) such consent of the Majority Lenders under the applicable Revolving Facility shall be the only consent required hereunder to make such modifications to the conditions precedent set forth in Section 4.01), and (C) only the consent of the Majority Lenders under the Revolving Facility shall be needed to amend, modify or waive the requirements of (including any Default), Section 6.10.  Notwithstanding the foregoing, no consent of any Defaulting Lender shall be required for any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender, except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each directly and adversely affected Lender that by its terms materially and adversely affects any Defaulting Lender to a greater extent than other affected Lenders shall require the consent of such Defaulting Lender.  Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08 and any consent by any Lender pursuant to this Section 9.08 shall bind any successor or assignee of such Lender.

(c)Without the consent of any Lender or L/C Issuer, the Loan Parties and the Administrative Agent or Collateral Agent may (in their respective sole discretion, or shall, to the extent required by any Loan Document) enter into any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law or this Agreement or in each case to otherwise enhance the rights or benefits of any Lender under any Loan Document.

(d)Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, Parent, the Holdings and the Borrowers (i) to add one or more additional credit or debit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Docu ments with the Term Loans and the Revolving Facility Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit or debit facilities in any determination of the Required Lenders or Majority Lenders.

(e)Notwithstanding the foregoing, technical and conforming modifications to the Loan Documents may be made with the consent of Parent, the Holdings, the Borrowers and the Administrative Agent to the extent necessary (A) to integrate any Incremental Term Loans, any Incremental Revolving Loans, any Refinancing Term Loans or any Replacement Revolving Loans on substantially the same basis as the Term Loans or Revolving Facility Loans, as applicable, or (B) to cure any ambiguity, omission, defect or inconsistency.

(f)Notwithstanding the foregoing, this Agreement may be amended, with the written consent of only each Revolving Facility Lender, the Administrative Agent, the Holdings and the Borrowers to the extent necessary to integrate any Alternate Currency.

SECTION 9.09	Interest Rate Limitation.

Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any L/C Issuer, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender or such L/C Issuer, shall be limited to the Maximum Rate; provided that such excess amount shall be paid to such Lender or such L/C Issuer on subsequent payment dates to the extent not exceeding the legal limitation.

SECTION 9.10	Entire Agreement.

This Agreement, the other Loan Documents and the agreements regarding certain Fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof.  Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents.  Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of the Amendment Agreement and remain in full force and effect.  Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

SECTION 9.11	WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12	Severability.

In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 9.13	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 9.03.  Delivery of an executed counterpart to this Agreement by facsimile transmission (or other electronic transmission pursuant to procedures approved by the Administrative Agent) shall be as effective as delivery of a manually signed original.

SECTION 9.14	Headings.

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 9.15	Jurisdiction; Consent to Service of Process.

(a)Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States sitting in New York City in the borough of Manhattan, and any appellate court from any thereof (collectively, “New York Courts”), in any action or proceeding arising out of or relating to this Agreement (including Article X) or the other Loan Documents (other than as expressly set forth in other Loan Documents), or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Loan Documents in the courts of any jurisdiction, except that each of the Loan Parties agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate in view of the fact that more of the Lenders who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against any Loan Party in any other court, it will not assert any cross-claim, counterclaim or set-off, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Loan Party from asserting or seeking the same in the New York Courts.

(b)Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)By the execution and delivery of the Amendment Agreement, each Loan Party agrees that service of process upon such Loan Party and written notice of said service to any Loan Party in accordance with the manner provided for notices in Section 9.01 shall be deemed in every respect effective service of process upon such Loan Party, in any such suit or proceeding. To the extent that any Loan Party has or hereafter may acquire any immunity from jurisdiction of any court of (i) any jurisdiction in which it owns or leases property or assets, or (ii) the United States or the State of New York or any political subdivision thereof or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property and assets or this Agreement or any of the other Loan Documents or actions to enforce judgments in respect of any thereof, such Loan Party hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.  Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(d)Each of the Parent, Holdings and each Borrower hereby irrevocably and unconditionally appoints Corporation Service Company, with an office on the Amendment Effective Date at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 and its successors hereunder (the “Process Agent”), as its agent to receive on behalf of the Parent, Holdings and such Borrower and their respective property all writs, claims, process and summonses in any action or proceeding brought against it in the State of New York.  Such service may be made by mailing or delivering a copy of such process to the Parent, Holdings or the respective Borrower (as applicable) in care of the Process Agent at the address specified above for the Process Agent, and each of the Parent, Holdings and each Borrower irrevocably authorizes and directs the Process Agent to accept such service on its behalf.  Failure by the Process Agent to give notice to the Parent, Holdings or either or both Borrowers or failure of the Parent, Holdings or either or both Borrowers to receive notice of such service of process shall not impair or affect the validity of such service on the Process Agent or the Parent, Holdings or either Borrower, or of any judgment based thereon.  The Parent, Holdings and each Borrower each covenant and agree that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the delegation of the Process Agent above in full force and effect, and to cause the Process Agent to act as such.  Nothing herein shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

SECTION 9.16	Confidentiality.

Each of the Lenders, each L/C Issuer and each of the Agents agrees that it shall maintain in confidence any Information (as defined below) relating to Parent, Holdings and any Subsidiary furnished to it by or on behalf of Parent, Holdings or any Subsidiary and shall not reveal the same to anyone other than to its Affiliates, officers, members, directors, trustees, officers, agents, employees and advisors with a need to know or to any person that approves or administers the Loans on behalf of such Lender (so long as each such person shall have been instructed to keep the same confidential), except (A) information that has become available to the public other than as a result of a disclosure by such party in breach of this Section 9.16, (B) information that has been independently developed by such Lender, such L/C Issuer or such Agent without violating this Section 9.16, (C) information that was or becomes available to such Lender, such L/C Issuer or such Agent from a third party which, to such person’s knowledge, had not breached an obligation of confidentiality to Parent, Holdings, the Borrowers or any other Loan Party), (D) to the extent necessary to comply with law, subpoena or any legal process or the requirements of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (E) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities, including the National Association of Insurance Commissioners or the Financial Industry Regulatory Authority, (F) in order to enforce its rights under any Loan Document in a legal proceeding, (G) to any pledgee under Section 9.04(d) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such person shall have been instructed to keep the same confidential in accordance with this Section 9.16 or terms substantially similar to this Section), (H) to any direct or indirect contractual counterparty in Swap Agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 9.16 or terms substantially similar to this Section), (I) to any rating agency for the purpose of obtaining a credit rating applicable to any Lender (so long as such disclosure is limited to the material terms of the Facilities and such agency agrees to be bound by the provisions of this Section 9.16 or terms substantially similar to this Section) and (J) with the consent of Borrowers.  For purposes of this Section only, “Information” means all information received from the Borrowers or any of the Subsidiaries relating to Parent, Holdings, the Borrowers or any of the Subsidiaries or any of their respective businesses.  Any person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord information to its own confidential information.

SECTION 9.17	Platform; Borrower Materials.

The Borrowers hereby acknowledge that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the L/C Issuer materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or its securities) (each, a “Public Lender”).  The Borrowers hereby agree that they will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (i) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Borrower Materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent, the Arrangers, the L/C Issuer and the Lenders to treat such Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrowers or its securities for purposes of United States Federal and state securities laws, (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor” and (iv) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.”  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrowers, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (wheth er in tort, contract or otherwise) arising out of the Borrowers’ or the Administrative Agent’s transmission of Borrower Materials through the Internet.

Each Lender acknowledges that United States federal and state securities laws prohibit any person from purchasing or selling securities on the basis of material, non-public information concerning the issuer of such securities or, subject to certain limited exceptions, from communicating such information to any other person.  Each Lender confirms that it has developed procedures designed to ensure compliance with these securities laws.

Each Lender acknowledges that circumstances may arise that require it to refer to Information that may contain material non-public Information (such Information, “Private Side Information”).  Accordingly, each Lender agrees that it will use commercially reasonable efforts to designate at least one individual to receive Private Side Information on its behalf in compliance with its procedures and applicable law and identify such designee (including such designee’s contact information) on such Lender’s Administrative Questionnaire.  Each Lender agrees to notify the Administrative Agent in writing from time to time of such Lender’s designee’s e-mail address to which notice of the availability of Private Side Information may be sent by electronic transmission.

Each Lender that elects not to be given access to Private Side Information does so voluntarily and, by such election, (i) acknowledges and agrees that the Agents and other Lenders may have access to Private Side Information that such electing Lender does not have and (ii) takes sole responsibility for the consequences of, and waives any and all claims based on or arising out of, not having access to Private Side Information.

SECTION 9.18	Release of Liens, Guarantees and Pledges.

In the event that any Loan Party conveys, sells, leases, assigns, transfers or otherwise disposes of all or any portion of any Equity Interests or assets to a person that is not (and is not required to become) a Loan Party in a transaction not prohibited by this Agreement, any Liens created by any Loan Document in respect of such Equity Interests or assets shall be automatically released (provided that, for the avoidance of doubt, with respect to any disposal consisting of an operating lease or license, the underlying property retained by such Loan Party will not be so released) and the Administrative Agent and Collateral Agent shall promptly (and the Lenders hereby irrevocably authorize the Administrative Agent and Collateral Agent to) take such action and execute any such documents as may be reasonably requested by Parent or the Borrowers and at the Borrowers’ expense in connection with the release of any Liens created by any Loan Document in respect of such Equity Interests or assets, and, in the case of a disposition of the Equity Interests of any Subsidiary Loan Party in a transaction not prohibited by this Agreement and as a result of which such Subsidiary Loan Party would cease to be a Subsidiary, such Subsidiary Loan Party’s obligations under the Loan Documents shall be automatically terminated and the Administrative Agent and Collateral Agent shall promptly (and the Lenders hereby irrevocably authorize the Administrative Agent and Collateral Agent to) take such action and execute any such documents as may be reasonably requested by Parent, the Holdings or the Dutch Borrower to terminate such Subsidiary Loan Party’s obligations under the Loan Documents in each case, subject to the receipt of a certification by the Borrowers and such Subsidiary Loan Party stating that such transaction is in compliance with the Credit Agreement and the other Loan Documents and as to such other matters as the Administrative Agent or Collateral Agent may reasonably request.  In addition, the Administrative Agent agrees to take such actions as are reasonably requested by Parent, the Holdings or the Dutch Borrower and at the Borrowers’ expense to terminate the Liens and security interests created by the Loan Documents when all the Obligations (other than contingent indemnification Obligations and expense reimbursement claims to the extent no claim therefor has been made) are paid in full and all Letters of Credit and Commitments are terminated.

SECTION 9.19	Judgment Currency.

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given.  The obligation of the Borrowers in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency.  If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrowers in the Agreement Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the person to whom such obligation was owing against such loss.  If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to such Borrowers (or to any other person who may be entitled thereto under applicable law).

SECTION 9.20	USA PATRIOT Act Notice.

Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA PATRIOT Act.

SECTION 9.21	No Advisory or Fiduciary Responsibility.

In connection with all aspects of each transaction contemplated hereby, Parent, Holdings and the Borrowers acknowledge and agree that:  (i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Borrowers, the other Loan Parties and their respective Affiliates, on the one hand, and the Agents, the Arrangers and the Lenders, on the other hand, and Parent, Holdings, the Borrowers and the other Loan Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each Agent, each Arranger and each Lender is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for Parent, the Borrowers, any Loan Party or any of their respective Affiliates, stockholders, creditors or employees or any other person; (iii) none of the Agents, any Arranger or any Lender has assumed or will assume an advisory, agency or fiduciary responsibility in favor of Parent, Holdings, the Borrowers or any other Loan Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether any Agent, any Joint Lead Arranger or any Lender has advised or is currently advising Parent, Holdings, the Borrowers or any other Loan Party or their respective Affiliates on other matters) and none of the Agents, any Arranger or any Lender has any obligation to the Borrowers, the other Loan Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (iv) the Agents, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Parent, Holdings, the Borrowers and the other Loan Parties and their respective Affiliates, and none of the Agents, any Arranger or any Lender has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Agents, the Arrangers and the Lenders have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and the Borrowers and the other Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.  Parent, Holdings and the Borrowers each hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Agents, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty.

SECTION 9.22	Application of Gaming Laws.

(a)This Agreement and the other Loan Documents are subject to Gaming Laws. Without limiting the foregoing and notwithstanding anything herein or in any other Loan Document to the contrary, the Lenders, Agents and Secured Parties acknowledge that (i) they are subject to the jurisdiction of the Gaming Authorities, in their discretion, for licensing, qualification or findings of suitability or to file or provide other information, and (ii) all rights, remedies and powers in or under this Agreement and the other Loan Documents, including with respect to the Collateral (including the pledge and delivery of the Pledged Collateral (as defined in the applicable Security Documents)), any Mortgaged Property and the ownership and operation of facilities, are, in each case, subject to the jurisdiction of the Gaming Authorities, and may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of the Gaming Laws and only to the extent that required approvals (including prior approvals) are obtained from the relevant Gaming Authorities.

(b)The Lenders, Agents and Secured Parties agree to cooperate with all Gaming Authorities in connection with the provision in a timely manner of such documents or other information as may be requested by such Gaming Authorities relating to the Loan or Loan Documents.

(c)The Lenders acknowledge and agree that if the Borrower receives a notice from any applicable Gaming Authority that any Lender is a Disqualified holder (and such Lender is notified by the Borrower in writing of such Disqualification), the Borrower shall, following any available appeal of such determination by such Gaming Authority (unless the rules of the applicable Gaming Authority do not permit such Lender to retain its Loans or Commitments pending appeal of such determination), have the right to (i) cause such Disqualified holder to transfer and assign, without recourse all of its interests, rights and obligations in its Loans and Commitments or (ii) in the event that (A) the Borrower is unable to assign such Loan or Commitments after using its best efforts to cause such an assignment and (B) no Default or Event of Default has occurred and is continuing, prepay such Disqualified holder’s Loan and terminate such Disqualified holder’s Commitments, as applicable. Notice to such Disqualified holder shall be given ten days prior to the required date of assignment or prepayment, as the case may be, and shall be accompanied by evidence demonstrating that such transfer or prepayment is required pursuant to Gaming Laws. If reasonably requested by any Disqualified holder, the Borrower will use commercially reasonable efforts to cooperate with any such holder that is seeking to appeal such determination and to afford such holder an opportunity to participate in any proceedings relating thereto. Notwithstanding anything herein to the contrary, any prepayment of a Loan shall be at a price that, unless otherwise directed by a Gaming Authority, shall be equal to the sum of the principal amount of such Loan and interest to the date on which such Lender or holder became a Disqualified holder (plus any fees and other amounts accrued for the account of such Disqualified holder to the date such Lender or holder became a Disqualified holder).

(d)If during the existence of an Event of Default hereunder or any of the other Loan Documents, it shall become necessary or, in the opinion of the Administrative Agent, advisable for an agent, supervisor, receiver or other representative of the Lenders to become licensed or found qualified under any Gaming Law as a condition to receiving the benefit of any Collateral encumbered by the Loan Documents or to otherwise enforce the rights of the Agents, Secured Parties and the Lenders under the Loan Documents, the Borrower hereby agrees to consent to the application for such license or qualification and to execute such further documents as may be required in connection with the evidencing of such consent.

SECTION 9.23	Enforcement.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 7.01 for the benefit of Secured Parties; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any L/C Issuer from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 9.06 (subject to the terms of Section 2.19(c)), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as the Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 7.01 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.19(c), any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.  In the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale (including pursuant to any sale conducted under Section 363 of the Bankruptcy Code), the Collateral Agent or any Lender may be the purchaser (either directly or through one or more acquisition vehicles) of any or all of such Collateral at any such sale and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders, or any other Secured Party or Secured Parties, in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any Collateral payable by the Collateral Agent at such sale.

SECTION 9.24	Co-Borrower.

Notwithstanding anything to the contrary contained in this Agreement, the parties hereto agree that the Co-Borrower shall be a co-borrower with respect to all Loans and other Obligations of the Dutch Borrower hereunder, and each reference herein to “the Dutch Borrower” or to the “Borrower” with respect to any Loans or Obligations of the Dutch Borrower hereunder shall be deemed to be a reference to each of the Dutch Borrower and the Co-Borrower, jointly and severally. Each of the Dutch Borrower and the Co-Borrower shall be jointly and severally liable for all such Loans and other Obligations, regardless of which Borrower actually receives the benefit thereof or the manner in which they account for such Loans and Obligations on their books and records. Upon the commencement and during the continuation of any Event of Default, the Agents and the applicable Lenders may (in accordance with the terms of this Agreement and the other Loan Documents) proceed directly and at once, without notice, against either the Dutch Borrower or the Co-Borrower, or both, to collect and recover the full amount, or any portion of, such Obligations, without first proceeding against the other Borrower or any other person, or any security or collateral for such Obligations.  Each of the Dutch Borrower and the Co-Borrower consents and agrees that neither the Agents nor the Lenders shall be under any obligation to marshal any assets in favor of any Borrower or against or in payment of any or all of such Obligations.

SECTION 9.25	Electronic Signatures.

The words “execution,” “signed,” “signature,” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Requirement of Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 9.26	Representation of a Dutch Loan Party.

If, in respect of a Dutch Loan Party, this Agreement or any other Transaction Document is signed or executed by another Person (a “Dutch Attorney-in-Fact”) acting on behalf of such Dutch Loan Party pursuant to a power of attorney executed and delivered by such Dutch Loan Party, it is hereby expressly acknowledged and accepted in accordance with article 14 of the Hague Convention on the Law Applicable to Agency of 14 March 1978 by the other parties to this Agreement or any other Transaction Document that the existence and extent of such Attorney-in-Fact’s authority and the effects of such Dutch Attorney-in-Fact’s exercise or purported exercise of his or her authority shall be governed by the laws of the Netherlands.

SECTION 9.27	Original Credit Agreement; Effectiveness of Amendment and Restatement.

On and after the Amendment Effective Date, all obligations of the Loan Parties under the Original Credit Agreement shall become obligations of the Loan Parties hereunder, and the provisions of the Original Credit Agreement shall be superseded by the provisions hereof for dates from and after the Amendment Effective Date.  Each of the Loan Parties confirms that the amendment and restatement of the Original Credit Agreement pursuant to the Amendment Agreement shall not constitute a novation of the Original Credit Agreement.

ARTICLE X

PARENT AND HOLDINGS GUARANTEE

SECTION 10.01	Parent and Holdings Guarantee.

Parent and Holdings hereby guarantee to each Secured Party as hereinafter provided, as primary obligors and not as surety, the payment of the Obligations in full in cash when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) strictly in accordance with the terms thereof.  Parent and Holdings hereby further agree that if any of the Obligations are not paid in full in cash when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise), Parent or Holdings will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full in cash when due (whether at extended maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) in accordance with the terms of such extension or renewal.

SECTION 10.02	Obligations Unconditional.

(a)The obligations of Parent and Holdings under Section 10.01 are absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or other documents relating to the Obligations, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (other than payment in full in cash of the Obligations, other than contingent indemnification, tax gross up, expense reimbursement or yield protection obligations, in each case, for which no claim has been made), it being the intent of this Section 10.02 that the obligations of Parent and Holdings hereunder shall be absolute and unconditional under any and all circumstances.  Parent and Holdings agree that either shall have no right of subrogation, indemnity, reimbursement or contribution against a Borrower or any other Guarantor for amounts paid under this Article X until such time as the Obligations have been paid in full in cash and the Commitments have expired or terminated.

(b)Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of Parent or Holdings hereunder, which shall remain absolute and unconditional as described above:

(i)at any time or from time to time, without notice to Parent or Holdings, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(ii)any of the acts mentioned in any of the provisions of any of the Loan Documents or other documents relating to the Obligations shall be done or omitted;

(iii)the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or other documents relating to the Obligations shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(iv)any Lien granted to, or in favor of, the Administrative Agent, the Collateral Agent or any other holder of the Obligations as security for any of the Obligations shall fail to attach or be perfected;

(v)any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of the Parent or Holdings) or shall be subordinated to the claims of any person (including, without limitation, any creditor of Parent or Holdings); or

(vi)the lack of enforceability or validity of the Obligations or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto or with respect to any collateral securing the Obligations or any part thereof, or any other invalidity or unenforceability relating to or against Parent, Holdings, any Borrower or any other guarantor of any of the Obligations, for any reason related to this Agreement, any other Loan Document, any Secured Hedge Agreement, any Secured Cash Management Agreement or any provision of applicable law, decree, order or regulation of any jurisdiction purporting to prohibit the payment by Parent, Hold ings, any Borrower or any other guarantor of the Obligations, of any of the Obligations or otherwise affecting any term of any of the Obligations.

(c)With respect to its obligations hereunder, Parent and Holdings hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Administrative Agent, the Collateral Agent or any other holder of the Obligations exhaust any right, power or remedy or proceed against any person under any of the Loan Documents or other documents relating to the Obligations, or against any other person under any other guarantee of, or security for, any of the Obligations.

SECTION 10.03	Reinstatement.

The obligations of Parent and Holdings under this Article X shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings under any Debtor Relief Law, and Parent and Holdings each agree that it will indemnify the Administrative Agent, the Collateral Agent and each holder of the Obligations on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Administrative Agent, the Collateral Agent or such holder of the Obligations in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any proceedings under any Debtor Relief Law.

SECTION 10.04	Certain Additional Waivers.

Parent and Holdings each further agree that it shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 10.02 and through the exercise of rights of contribution pursuant to Section 10.06.

SECTION 10.05	Remedies.

Parent and Holdings each agree that, to the fullest extent permitted by law, as between Parent or Holdings, on the one hand, and the Administrative Agent, the Collateral Agent and the other holders of the Obligations, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Article VII (and shall be deemed to have become automatically due and payable in the circumstances provided in said Article VII) for purposes of Section 10.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other person) shall forthwith become due and payable by Parent or Holdings for purposes of Section 10.01.  Parent and Holdings each acknowledge and agree that its obligations hereunder are secured in accordance with the terms of the Security Documents and that the holders of the Obligations may exercise their remedies thereunder in accordance with the terms thereof.

SECTION 10.06	Rights of Contribution.

Parent and Holdings each agree that, in connection with payments made hereunder, Parent, Holdings and each other Guarantor shall have contribution rights against the other Guarantors as permitted under applicable law.  Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Loan Documents and no Guarantor shall exercise such rights of contribution until all Obligations have been paid in full in cash and the Commitments have terminated.

SECTION 10.07	Guarantee of Payment; Continuing Guarantee.

The guarantee given by Parent and Holdings in this Article X is a guarantee of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising.

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